Exhibit 2.1

BUSINESS COMBINATION AGREEMENT

by and among

CANTOR EQUITY PARTNERS III, INC.,

AIR LIMITED,

AIR HOLDINGS LIMITED,

GENESIS CAYMAN MERGER SUB LIMITED

and

GENESIS JERSEY MERGER SUB LIMITED

Dated as of November 7, 2025

-i-

5.6	SEC Filings; SPAC Financials; Internal Controls	39
5.7	Absence of Certain Changes	41
5.8	Compliance with Laws	41
5.9	Actions; Orders; Permits	41
5.10	Taxes and Returns	42
5.11	Employees, Contractors and Benefit Plans	42
5.12	Properties	43
5.13	Material Contracts	43
5.14	Transactions with Affiliates	43
5.15	Finders and Brokers	43
5.16	Certain Business Practices	44
5.17	Insurance	44
5.18	Information Supplied	44
5.19	Trust Account	45
5.20	SPAC Acknowledgment	45
ARTICLE VI. REPRESENTATIONS AND WARRANTIES OF THE ACQUISITION ENTITIES		46
6.1	Organization and Standing	46
6.2	Authorization; Binding Agreement	46
6.3	Governmental Approvals	46
6.4	Non-Contravention	47
6.5	Capitalization	47
6.6	Business Activities	48
6.7	Absence of Changes	48
6.8	Actions	48
6.9	Finders and Brokers	48
6.10	Investment Company Act	48
6.11	Taxes	48
6.12	Private Placements	49
6.13	Foreign Private Issuer	49
6.14	Information Supplied	49
ARTICLE VII. REPRESENTATIONS AND WARRANTIES OF THE COMPANY		49
7.1	Organization and Standing	49
7.2	Authorization; Binding Agreement	50
7.3	Governmental Approvals	51

-ii-

7.4	Non-Contravention	51
7.5	Capitalization	51
7.6	Company Subsidiaries	53
7.7	Financial Statements	54
7.8	Absence of Certain Changes	55
7.9	Compliance with Laws	55
7.10	Company Permits	56
7.11	Litigation	56
7.12	Material Contracts	56
7.13	Intellectual Property	58
7.14	Taxes and Returns	61
7.15	Real Property	62
7.16	Personal Property	63
7.17	Employee Matters	63
7.18	Benefit Plans	65
7.19	Environmental Matters	67
7.20	Transactions with Related Persons	69
7.21	Insurance	69
7.22	Data Protection and Cybersecurity	70
7.23	Books and Records	70
7.24	Certain Business Practices	71
7.25	Anti-Money Laundering	72
7.26	Sanctions	72
7.27	Trade Compliance	72
7.28	Product Regulatory Matters	73
7.29	Investment Company Act	74
7.30	Private Placement	74
7.31	Finders and Brokers	74
7.32	Information Supplied	75
7.33	Company Acknowledgement	75
ARTICLE VIII. COVENANTS		76
8.1	Access and Information	76
8.2	Conduct of Business of the Company during the Interim Period	77
8.3	Conduct of Business of SPAC during the Interim Period	81
8.4	Form of Consent Request	84

-iii-

8.5	Interim Period Control	84
8.6	Preparation and Delivery of Additional Company Financial Statements	84
8.7	SPAC Public Filings	85
8.8	Stock Exchange Listing	85
8.9	No Trading	85
8.10	Notification of Certain Matters	86
8.11	Regulatory Approvals	86
8.12	Further Assurances	88
8.13	Tax Matters	88
8.14	Proxy/Registration Statement; Extraordinary General Meeting	90
8.15	Public Announcements	92
8.16	Confidential Information	93
8.17	Post-Closing Board of Directors and Officers of PubCo	94
8.18	Indemnification of Directors and Officers; Tail Insurance	94
8.19	Transaction Expenses; Trust Account Proceeds	95
8.20	A&R Registration Rights Agreement	96
8.21	PubCo Equity Incentive Plan	96
8.22	PIPE Investment	97
8.23	Litigation	97
8.24	No Solicitation	98
8.25	Notice to Creditors	99
8.26	Round Lot Holders	99
8.27	Shareholder Support Agreement	99
8.28	Efforts to Consummate	99
ARTICLE IX. SURVIVAL		100
9.1	Survival	100
ARTICLE X. CONDITIONS TO OBLIGATIONS OF THE PARTIES		100
10.1	Conditions to Each Party’s Obligations	100
10.2	Conditions to Obligations of PubCo and the Company	101
10.3	Conditions to Obligations of SPAC	102
10.4	Frustration of Conditions	104
ARTICLE XI. TERMINATION AND EXPENSES		104
11.1	Termination	104
11.2	Effect of Termination	105
11.3	Fees and Expenses	106

-iv-

ARTICLE XII. WAIVERS AND RELEASES		106
12.1	Waiver of Claims Against Trust	106
ARTICLE XIII. MISCELLANEOUS		107
13.1	Notices	107
13.2	Binding Effect; Assignment	107
13.3	Third Parties	107
13.4	Governing Law; Jurisdiction	108
13.5	Waiver of Jury Trial	108
13.6	Specific Performance	109
13.7	Cumulative Remedies	109
13.8	Severability	109
13.9	Amendment	109
13.10	Waiver	109
13.11	Entire Agreement	110
13.12	Interpretation	110
13.13	Counterparts	112
13.14	No Recourse	112
13.15	Post-Closing SPAC Representative	112
13.16	Legal Representation	113

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SCHEDULES

Schedule 1 – Jersey Directors

EXHIBITS

Exhibit A – Sponsor Support Agreement

Exhibit B – Shareholder Support Agreement

Exhibit C – Form of Plan of Cayman Merger

Exhibit D – Form of A&R Registration Rights Agreement

Exhibit E – Form of Surviving Jersey Company Memorandum and Articles of Association

-vi-

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement (this “Agreement”) is made and entered into as of November 7, 2025, by and among Cantor Equity Partners III, Inc., a Cayman Islands exempted company (“SPAC”), AIR Limited, a private limited company incorporated under the laws of Jersey (the “Company”), AIR Holdings Limited, a private limited company incorporated under the laws of Jersey (“PubCo”), Genesis Cayman Merger Sub Limited, a Cayman Islands exempted company (“Cayman Merger Sub”), and Genesis Jersey Merger Sub Limited, a private limited company incorporated under the laws of Jersey (“Jersey Merger Sub”). SPAC, PubCo, the Company, Cayman Merger Sub and Jersey Merger Sub are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties.” Capitalized terms used but not defined herein shall have the meanings ascribed to them in ARTICLE I.

RECITALS

WHEREAS, PubCo is a newly incorporated private limited company incorporated under the laws of Jersey and formed for the purpose of participating in the Transactions, that is a United Kingdom tax resident and owned equally by Ronan Barry and Mary-Ann Orr (each a “PubCo Nominee” and together, the “PubCo Nominees”), neither of whom is a U.S. citizen or resident;

WHEREAS, Cayman Merger Sub is a newly incorporated Cayman Islands exempted company, incorporated by PubCo for the purpose of participating in the Transactions, that is a wholly owned direct subsidiary of PubCo;

WHEREAS, Jersey Merger Sub is a newly incorporated private limited company incorporated under the laws of Jersey, formed by PubCo for the purpose of participating in the Transactions, that (a) is a wholly owned direct subsidiary of PubCo and (b) is a United Kingdom tax resident;

WHEREAS, SPAC is a Cayman Islands exempted company structured as a blank check company incorporated for the sole purpose of effecting a share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, the Parties desire and intend to effect a business combination transaction whereby (a) Cayman Merger Sub will merge with and into SPAC (the “Cayman Merger”), as a result of which (i) the separate corporate existence of Cayman Merger Sub shall cease and SPAC shall continue as the surviving entity and a wholly owned direct subsidiary of PubCo; and (ii) each issued and outstanding SPAC Share immediately prior to the Cayman Effective Time shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holder thereof to receive the Per Share Cayman Merger Consideration; and (b) Jersey Merger Sub will merge with and into the Company (the “Jersey Merger,” and together with the Cayman Merger, the “Mergers,” and collectively with the other transactions contemplated by this Agreement and the Ancillary Documents, the “Transactions”), as a result of which (i) the separate corporate existence of Jersey Merger Sub shall cease and the Company shall continue as the surviving entity and a wholly owned direct subsidiary of PubCo; and (ii) each issued and outstanding Company Ordinary Share immediately prior to the Jersey Effective Time shall transfer to PubCo, in exchange for the right of the holder thereof to receive the Per Share Jersey Merger Consideration, all upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of applicable Law;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company, PubCo, SPAC, and Cantor EP Holdings III, LLC, a Delaware limited liability company (“Sponsor”), have entered into the Sponsor Support Agreement, a copy of which is attached hereto as Exhibit A (the “Sponsor Support Agreement”) pursuant to which, among other things, Sponsor agreed to (a) waive its anti-dilution rights in the SPAC Memorandum with respect to SPAC Class B Ordinary Shares, (b) surrender and forfeit 3,400,000 SPAC Class B Ordinary Shares, and (c) subject 1,500,000 PubCo Ordinary Shares to be received in connection with the Transactions with respect to its SPAC Class B Ordinary Shares to an earn-out subject to release only if certain price targets with respect to the PubCo Ordinary Shares are achieved, or certain transactions occur, after the Cayman Closing Date and prior to the fifth (5th) anniversary thereof, upon the terms and conditions set forth in the Sponsor Support Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as an inducement to SPAC’s willingness to enter into this Agreement, certain Key Company Shareholders representing greater than two-thirds of the outstanding Company Ordinary Shares entitled to vote on the Company Approval Matters have entered into a Shareholder Support Agreement with SPAC, PubCo, and the Company in the form attached as Exhibit B hereto (the “Shareholder Support Agreement”), pursuant to which, among other things, such Key Company Shareholders agreed (i) not to transfer their Company Ordinary Shares and (ii) to not amend or revoke the Special Written Resolution approving this Agreement, the Jersey Merger and the other Transactions, and the Company has agreed to use its reasonable best efforts to obtain executed Shareholder Support Agreements from the remaining Key Company Shareholders;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) determined that this Agreement, the Ancillary Documents to which the Company is party, the Jersey Merger and the other Transactions are in the best interests of the Company, (b) approved and declared the advisability of this Agreement, the Ancillary Documents to which the Company is party, the Jersey Merger and the other Transactions (c) recommended the approval and adoption of this Agreement, the Ancillary Documents to which the Company is party, the Jersey Merger and the other Transactions and (d) directed that this Agreement, the Jersey Merger and the other Transactions be submitted to the Company Shareholders for adoption and approval by the Company Shareholders (collectively, the “Company Approval Matters”);

WHEREAS, the Company Shareholders have approved this Agreement, the Jersey Merger and the other Transactions through a written special resolution of the Company Shareholders in accordance with the Jersey Companies Law and the Company Memorandum (the “Special Written Resolution”);

WHEREAS, the board of directors of SPAC (the “SPAC Board”) has unanimously (a) determined that (i) this Agreement, the Ancillary Documents to which SPAC is party, the Cayman Merger and the other Transactions are in the best interests of SPAC and (ii) the Transactions constitute a “Business Combination” as such term is defined in the SPAC Memorandum, (b) approved this Agreement, the Ancillary Documents to which SPAC is party, the Cayman Merger and the other Transactions, and (c) recommended the approval and adoption of this Agreement the Cayman Merger, the Plan of Cayman Merger and the other Transactions by the holders of the SPAC Ordinary Shares (the “SPAC Shareholders”);

WHEREAS, the board of directors of PubCo has (a) determined that this Agreement, the Ancillary Documents to which PubCo is party and the Transactions are in the best interests of PubCo, (b) approved this Agreement, the Ancillary Documents to which it is party and the Transactions and (c) resolved to recommend that the sole member of PubCo approves this Agreement and the Transactions;

WHEREAS, the PubCo Nominees as the only members and holders of shares of PubCo, have approved this Agreement and the Transactions;

WHEREAS, the sole director of Cayman Merger Sub has (a) determined that this Agreement, the Ancillary Documents to which Cayman Merger Sub is party, the Cayman Merger and the other Transactions are in the best interests of Cayman Merger Sub, (b) approved this Agreement and the Ancillary Documents to which Cayman Merger Sub is a party, the Cayman Merger and the other Transactions, and (c) recommended the approval and adoption of this Agreement, the Cayman Merger, the Plan of Cayman Merger and the other Transactions by PubCo (as the sole member of Cayman Merger Sub);

WHEREAS, the sole director of Jersey Merger Sub has (a) determined that this Agreement, the Ancillary Documents to which Jersey Merger Sub is party, the Jersey Merger and the other Transactions are in the best interests of Jersey Merger Sub, (b) approved this Agreement and the Ancillary Documents to which Jersey Merger Sub is a party, the Jersey Merger and the other Transactions, and (c) recommended the approval and adoption of this Agreement, the Jersey Merger and the other Transactions by PubCo (as the sole member of Jersey Merger Sub); and

WHEREAS, PubCo has approved and adopted a written resolution approving, in its capacity as the sole member of each of Cayman Merger Sub and Jersey Merger Sub, this Agreement, the Ancillary Documents to which Cayman Merger Sub or Jersey Merger Sub is a party, the Cayman Merger, the Plan of Cayman Merger, the Jersey Merger and the other Transactions.

NOW, THEREFORE, in consideration of the premises set forth above, the receipt and sufficiency of which is hereby acknowledged, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I.
DEFINITIONS

1.1 Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“Acquisition Entities” means PubCo, Cayman Merger Sub and Jersey Merger Sub.

“Acquisition Entity Fundamental Warranties” means the representations and warranties contained in Section 6.1 (Organization and Standing), Section 6.2 (Authorization; Binding Agreement), Section 6.5 (Capitalization), Section 6.6 (Business Activities), and Section 6.9 (Finders and Brokers).

“Acquisition Proposal” means, as to the Company, PubCo, Cayman Merger Sub, Jersey Merger Sub or SPAC, other than the Transactions and other than the acquisition or disposition of equipment or other tangible personal property in the Ordinary Course, any offer or proposal relating to: (a) any acquisition or purchase, direct or indirect, of (i) 15% or more of the consolidated assets of such Person and its Subsidiaries or (ii) 15% or more of any class of equity or voting securities of (x) such Person or (y) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of such Person and its Subsidiaries; (b) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person beneficially owning 15% or more of any class of equity or voting securities of (i) such Person or (ii) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of such Person and its Subsidiaries; or (c) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving (i) such Person or (ii) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of such Person and its Subsidiaries.

“Action” means any action, lawsuit, complaint, claim, petition, suit, audit, examination, assessment, arbitration, mediation or governmental inquiry, or any proceeding or investigation, by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“AIR Companies” means, collectively, the Company and its Subsidiaries (but not, for the avoidance of doubt, PubCo, Cayman Merger Sub or Jersey Merger Sub).

“AIR Company Interests” means all of the outstanding equity interests of the AIR Companies.

“AI Technology” means any and all machine learning, deep learning, and other artificial intelligence (“AI”) technologies, including statistical learning algorithms, models (including large language models), neural networks, and other AI tools or methodologies, all Software implementations of any of the foregoing.

“Alternative Transaction” means, (i) as to the Company or any Acquisition Entity, a transaction (except for (x) the Transactions, (y) issuances, settlements, repurchases or other actions in respect of awards under the Company Share Plans in the Ordinary Course and in accordance with their terms and the terms of this Agreement, and (z) granting the options permitted to be granted under Section 8.2(b)(x)) concerning the sale or transfer of (a) all or any material part of the business or assets of the AIR Companies, taken as a whole, or (b) any of the Company Ordinary Shares or other equity interests (including any phantom or synthetic equity) of any AIR Company, whether newly issued or already outstanding, in any case, whether such transaction takes the form of a sale or issuance of shares or other equity interests, assets, merger, consolidation, issuance of debt securities or convertible securities, warrants, management Contract, joint venture or partnership, or otherwise, and (ii) as to SPAC, a transaction (other than the Transactions or any issuance of additional SPAC Class A Ordinary Shares to the extent permitted pursuant to Section 8.3(b)) that would reasonably be expected to result in a Business Combination between SPAC and any Person other than the Company or which otherwise involves the sale or transfer of SPAC Shares, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, business combination, issuance of debt securities or convertible securities, warrants, management Contract, joint venture or partnership, or otherwise.

“Ancillary Documents” means the SPAC Disclosure Letter, the Company Disclosure Letter, the Plan of Cayman Merger, the A&R Registration Rights Agreement, the Sponsor Support Agreement, the Shareholder Support Agreement, and all other agreements, instruments, certificates and documents to be executed or delivered by any of the Parties in connection with or pursuant to this Agreement.

“Anti-Corruption Laws” means, in respect of any Person, all applicable Laws, regulations, requirements or guidelines, that are principally directed at the prevention of bribery, corruption, fraud, money-laundering, or other improper payments or benefits, in all jurisdictions applicable to such Person, including the United States Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act 2010.

“Anti-Money Laundering Laws” means, in respect of any Person, all applicable Laws, regulations, requirements or guidelines, that are principally directed at the prevention, detection, investigation, or prosecution of money laundering, terrorist financing, proliferation financing or similar financial crimes, in all jurisdictions applicable to such Person including the jurisdictions in which they conduct business, including the United Kingdom Sanctions and Anti-Money Laundering Act 2018, the United Kingdom Proceeds of Crime Act 2002, the United Kingdom Terrorism Act 2000, the United States Anti-Money Laundering Act of 2020, Currency and Foreign Transactions Reporting Act of 1970, and applicable provisions of the US PATRIOT Act of 2001 and UAE Federal Decree-Law No. (20) of 2018 On Anti-Money Laundering, Combating the Financing of Terrorism and Financing of Illegal Organizations.

“Applicable Product Laws” means (i) the FDCA, the rules and regulations promulgated and enforced by the FDA and other federal and state authorities, (ii) the Agriculture Improvement Act of 2018 (Farm Bill), (iii) the Federal Trade Commission Act (FTC Act) and the rules and regulations promulgated and enforced by the FTC thereunder, (iv) Directive 2014/40/EU on tobacco products, and (v) all foreign, federal, state and local Laws as in effect on the date of this Agreement arising out of or relating to the manufacturing, processing, packaging, labeling, warehousing, sale, distribution, marketing, advertising, importing or exporting of any Company Products, including in each jurisdiction where any Company Products are commercialized.

“Benefit Plans” of any Person means any and all deferred compensation, executive compensation, incentive compensation, phantom-equity, equity purchase, employment or individual consulting, severance or termination pay, holiday, vacation, bonus, hospitalization or other medical, life or other welfare benefit insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee compensation or benefit plan, program, agreement or arrangement maintained, sponsored or contributed to or required to be contributed to by such Person for the benefit of any employee or terminated employee (or their dependents) of such Person, or with respect to which such Person has or could have any Liability.

“Business Combination” has the meaning set forth in the SPAC Memorandum.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York, the Cayman Islands, or Jersey are authorized or required by Law to close.

“Cantor Fees” means the business combination marketing fee payable by SPAC to CF&Co., the M&A financial advisory fee payable by SPAC to CF&Co., and any placement agent fees payable to CF&Co. in respect of any PIPE Investment, as adjusted in accordance with the CF&Co. M&A Engagement Letter.

“Cayman Companies Act” means the Companies Act (As Revised), as amended, of the Cayman Islands.

“Cayman Merger Filing Documents” means the Plan of Cayman Merger together with such other documents as may be required in accordance with the applicable provisions of the Cayman Companies Act or by any other Law to make the Cayman Merger effective.

“Cayman Registrar” means the Registrar of Companies of the Cayman Islands.

“CF&Co.” means Cantor Fitzgerald & Co.

“CF&Co. M&A Engagement Letter” means that certain letter agreement, dated October 23, 2025, between CF&Co. and SPAC, pursuant to which SPAC has engaged CF&Co. as its exclusive financial advisor in connection with the Transactions.

“Code” means the U.S. Internal Revenue Code of 1986.

“Company Acquisition Proposal” means an Acquisition Proposal with respect to the Company, PubCo, Cayman Merger Sub or Jersey Merger Sub.

“Company Convertible Securities” means all of the securities convertible into or exchangeable for shares of capital stock or equity of (or other ownership or profit interests in) the Company, or warrants, rights, or options for the purchase or acquisition from the Company of such shares or equity (or such other interests), restricted stock awards, restricted stock units, equity appreciation rights, phantom equity rights, profit participation and all of the other ownership or profit interests of the Company (including partnership or member interests therein), whether voting or nonvoting.

“Company Earnout Exchange Ratio” means the Company Exchange Ratio multiplied by 0.05.

“Company ESP” means the Company Employee Share Plan 2021, and any schedules thereto, in each case, as amended.

“Company Equity Awards” means the Company Options (if any), the restricted share unit awards and any other conditional rights to receive Company Ordinary Shares (or the beneficial interest in Company Ordinary Shares), and any other equity or equity-based incentive awards of the Company that are or have been issued from time to time under any Company Share Plan.

“Company Exchange Ratio” means the quotient (expressed as a number) of (a) the Equity Value divided by (b) the Fully-Diluted Company Shares, divided by (c) $10.00 (ten dollars). As of November 5, 2025, assuming the sum of the Fully-Diluted Company Shares is 50,253,523, the Company Exchange Ratio would be 2.897309.

“Company Fundamental Warranties” means the representations and warranties contained in Section 7.1 (Organization and Standing), Section 7.2 (Authorization; Binding Agreement), Section 7.5 (Capitalization) and Section 7.31 (Finders and Brokers).

“Company Intellectual Property” means, collectively, any and all (i) Owned Intellectual Property and (ii) the Licensed Intellectual Property.

“Company Material Adverse Effect” means any Event that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, assets and liabilities, results of operations or financial condition of the AIR Companies, taken as a whole or (ii) the ability of any of the AIR Companies or the Acquisition Entities to consummate the Transactions; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (a) any enactment of, or change or proposed change in, any applicable Laws or IFRS or any interpretation thereof following the date of this Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) the taking of any action expressly required to be taken under this Agreement or any Ancillary Document, (d) changes attributable to the public announcement or pendency of the Transactions (including the impact thereof on relationships with customers, suppliers or employees) (it being understood and agreed that this clause (d) shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution, delivery, or performance of this Agreement), (e) any natural or man-made disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions, fires or similar occurrences), epidemic, pandemic, disease or outbreak (including any Laws enacted or changed in response to such epidemic, pandemic, disease or outbreak after the date of this Agreement and interpretations of an applicable Governmental Authority thereof following the date of this Agreement), acts of nature or change in climate, (f) any acts of terrorism or war (whether or not declared), sabotage, civil unrest, terrorism, curfews, public disorder, riots, the outbreak or escalation of hostilities, geopolitical conditions, local, regional, state, national or international political conditions, or social conditions, (g) any failure in and of itself of any AIR Companies to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that the exception in this clause (g) shall not prevent or otherwise affect a determination that any change, effect or development underlying such change has resulted in or contributed to a Company Material Adverse Effect, (h) any matter existing as of the date of this Agreement to the extent expressly set forth on the Company Disclosure Letter, (i) any action taken by or at the express written request of SPAC (other than actions contemplated by this Agreement or any Ancillary Document), (j) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); or (k) any worsening of the Events referred to in clauses (b), (e), (f), or (j) to the extent existing as of the date of this Agreement; provided, that in the case of each of clauses (a), (b), (e) and (f) any such Event to the extent it disproportionately affects the AIR Companies, taken as a whole, relative to other participants in the industries or geographical areas in which such Persons operate shall not be excluded from the determination of whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect.

“Company Memorandum” means the Memorandum and Articles of Association of the Company dated 30 July 2021, as the same may be amended from time to time.

“Company MIP” means the AIR Management Incentive Plan adopted May 2024, as amended on April 10, 2025 and on September 29, 2025, and any schedules thereto, in each case, as further amended from time to time.

“Company Ordinary Shares” means the ordinary shares of the Company, with a par value of $19.7456 per share, as set out in the Company Memorandum.

“Company Options” means all outstanding options to purchase Company Ordinary Shares, whether or not exercisable and whether or not vested, granted under any Company Share Plan.

“Company Products” means each product, service, or offering (together with all Intellectual Property, deliverables, technology and materials utilized as part thereof) anywhere in the world that are developed by or on behalf of any of the AIR Companies that (i) have been sold, distributed or made available to third parties by any of the AIR Companies, or manufactured by any of the AIR Companies, or ordered or purchased by third parties from any AIR Company, in each case, at any time during the two-year period preceding the date of this Agreement or (ii) that, as of the date of this Agreement have, in whole or in part, entered any prototype or similar development stage, process or status, including any current or pipeline products that are sold by the AIR Companies, directly or indirectly, including (a) those related to traditional shisha tobacco, as produced and sold under the Al Fakher and other non-OOKA brands and distributed globally through wholesale, retail and direct-to-consumer channels, (b) the offering under the OOKA brand, including proprietary devices and related consumables, (c) hemp-based products under the OOKA and other brands, (d) tea-based products that contain no tobacco, no nicotine and are not hemp-based under the OOKA brand and other brands, and (e) the offering under the VANT brand, including proprietary devices and related consumables.

“Company Share Plan” means the Company MIP, the Company ESP, any other equity incentive plan or scheme or other employee compensation plan or scheme pursuant to which any equity or equity-based incentive awards of the Company are or have been issued from time to time.

“Company Shareholder” means any holder of any Company Ordinary Shares.

“Company Subsidiaries” means all of the AIR Companies besides the Company.

“Company Top Up Awards” means the number of Company Ordinary Shares set forth in Section 1.1(a) of the Company Disclosure Letter.

“Company Transaction Expenses” means any out-of-pocket fees and expenses payable by any of the AIR Companies, the Acquisition Entities or their respective Affiliates (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the Transactions, including (a) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers; (b) any change in control bonus, transaction bonus, retention bonus, termination or severance payment, in any case, to be made to any current or former employee, Contract Worker, director or officer of any of the AIR Companies at or after the Jersey Closing pursuant to any agreement to which any of the AIR Companies is a party prior to the Jersey Closing which become payable (including if subject to continued employment) as a result of the execution of this Agreement or the consummation of the Transactions; and (c) any and all filing fees paid to Governmental Authorities in connection with the Transactions in accordance with Section 8.11.

“Computer Security Incident” means any data or security breaches or unauthorized access, modification, disclosure, misuse, loss, Processing, or unavailability of Personal Information, Non-Public Information, or IT Systems.

“Confidential Company Information” means all confidential or proprietary documents and information concerning any of the AIR Companies, the Acquisition Entities, or the Company Shareholders or any of their respective Affiliates or Representatives, furnished by or on behalf of the Company to SPAC and its Representatives in connection with this Agreement or the Transactions; provided, however, that Confidential Company Information shall not include any information which, at the time of the disclosure to SPAC or its Representatives (a) was generally available publicly and was not disclosed by SPAC in breach of this Agreement or (b) was previously known by or becomes known to such receiving Party without violation of Law or any confidentiality obligation by the Person receiving such Confidential Company Information.

“Confidential SPAC Information” means all confidential or proprietary documents and information concerning SPAC or any of its Affiliates or Representatives, furnished by or on behalf of SPAC to the Company, any of the Acquisition Entities, any of the Company Shareholders or their respective Representatives; provided, however, that Confidential SPAC Information shall not include any information which, at the time of the disclosure to the Company, any of the Acquisition Entities, any of the Company Shareholders or any of their respective Affiliates or Representatives, (a) was generally available publicly and was not disclosed by the Company, an Acquisition Entity, or a Company Shareholder in breach of this Agreement or (b) was previously known by or becomes known to such receiving Party without violation of Law or any confidentiality obligation by the Person receiving such Confidential SPAC Information.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with, any Governmental Authority or any other Person.

“Contract Workers” means independent contractors, consultants, temporary employees, leased employees, contingent workers, or other agents employed or used with respect to the operation of the business of the AIR Companies (whether engaged through a PEO or otherwise) and classified by any of the AIR Companies as other than employees or compensated other than through wages paid by the Company through its payroll department.

“Contracts” means any binding (provided, that “binding” shall be deemed deleted with respect to references to Contracts in Section 7.12(c)) contracts, subcontracts, agreements, arrangements, commitments, instruments, undertakings, indentures, leases, mortgages, debt instruments, and purchase orders, and other instruments or obligations of any kind (including any amendments and other modifications thereto) whether written or oral.

“Copyrights” means all rights in copyrights, and other rights in any works of authorship of any type, in all forms, media or medium, whether or not completed, published, or used, including all drafts, plans, sketches, artwork, layouts, copy, designs, photographs, illustrations, collections, serials, printed or graphic matter, slides, compilations, serials, promotions, audio or visual recordings, transcriptions, Software, and all derivative works, translations, adaptations and combinations of any of the foregoing, all registrations and applications therefor and all extensions, restorations, and renewals of any of the foregoing, all worldwide rights and priorities afforded under any Law with respect to any of the foregoing, and all termination rights, moral rights, author rights and all other rights associated therewith.

“Creditors” means those creditors of the Company and Jersey Merger Sub (as applicable) as identified by the directors of each of the Company and Jersey Merger Sub (as applicable) following their reasonable enquiries to whom notice of the proposed Jersey Merger must be sent in accordance with Article 127FC(1) of the Jersey Companies Law.

“Databases” means all compilations of data and the selection and arrangement of that data.

“Develop” or “Development” means any conception, reduction to practice, invention, creation, formulation, design, enhancement, testing, discovery, editing, commercialization, modification, improvement, or development (and any contribution to the foregoing), whether independently or jointly.

“Disclosure Letter” means, as applicable, the Company Disclosure Letter or the SPAC Disclosure Letter.

“DTC” means the Depository Trust Company.

“Early Release Event” means if PubCo is merged, consolidated or reorganized with or into another Person (except for any such merger or consolidation in which the PubCo Ordinary Shares outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, a majority, by voting power, of the capital stock of the surviving or resulting corporation (or of a parent company thereof)), and pursuant to which the holders of PubCo Ordinary Shares have the right to receive cash or registered publicly listed securities (the “Transaction Consideration”) in exchange for their PubCo Ordinary Shares where the value of the Transaction Consideration per PubCo Ordinary Share (determined based on the aggregate value of the Transaction Consideration divided by the fully diluted share count including the Earnout Company Shares) equals or exceeds $12.50 per share.

“Earnout Company Shares” means, in respect of the aggregate number of Company Ordinary Shares outstanding immediately prior to the Jersey Closing, the number of PubCo Ordinary Shares issued in respect thereof in accordance with this Agreement multiped by the Company Earnout Exchange Ratio.

“Earnout Shares” means the Earnout Company Shares and the Earnout Sponsor Shares.

“Earnout Sponsor Shares” means the “Earnout Shares” as defined in the Sponsor Support Agreement.

“Environmental Laws” means all foreign federal, state and local Laws as in effect on or prior to the date of this Agreement relating to (a) the protection of human health and safety (to the extent relating to exposure to Hazardous Materials); (b) emissions, discharges, releases or threatened releases of any Hazardous Material into the environment (including ambient air, surface water, ground water, land surface or subsurface strata); and (c) the manufacture, processing, distribution, use, generation, treatment, storage, disposal, transport or handling of any Hazardous Material.

“Equity Value” means (a) $1,456,000,000, minus (b) the aggregate amount of cash (if any) payable in respect of the matters set forth on Section 3.6(d) of the Company Disclosure Letter.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any trade or business, whether or not incorporated, that together with a company would be deemed to be a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Event” means any event, state of facts, development, change, circumstance, occurrence or effect.

“Exchange Act” means the United States Securities Exchange Act of 1934.

“Excluded Company Shares” means Company Ordinary Shares, if any, held as treasury shares of the Company.

“Excluded SPAC Shares” means SPAC Shares, if any, held in the name of SPAC as treasury shares.

“Excluded Unvested LTIP Awards” means the unvested portion of the Conditional Awards (which are denoted as “Excluded Unvested LTIP Awards” and set forth in Section 1.1(h) of the Company Disclosure Letter), which, in each case, are eligible to vest based on any determination of performance-based vesting by the Company Board (or, if appropriate, any committee administering the applicable Company Share Plans) that has not been made as of the Jersey Effective Time.

“FDA” means the United States Food and Drug Administration.

“FDA Deeming Rule” means the final rule issued by the FDA on May 10, 2016 pursuant to The Family Smoking Prevention and Tobacco Control Act and entitled “Deeming Tobacco Products To Be Subject to the Federal Food, Drug, and Cosmetic Act, as amended by the Family Smoking Prevention and Tobacco Control Act; Restrictions on the Sale and Distribution of Tobacco Products and Required Warning Statements for Tobacco Products.”

“FDCA” means the Federal Food, Drug and Cosmetic Act of 1938, as amended, and the rules and regulations promulgated and enforced by the FDA thereunder, including FDA Deeming Rule.

“Fraud Claim” means any claim based in whole or in part upon fraud (which means, with respect to any Person, the making of a statement of fact in the express representations and warranties set forth in this Agreement or any certificate delivered pursuant hereto, with the intent to deceive another Person and an actual knowledge or belief (as opposed to constructive, imputed or implied knowledge or belief) that such statement is false and which requires the elements defined by Delaware common law other than to the extent set forth in the final sentence of this definition) against the Person who committed a fraud, which such claim can only be brought by the Person alleged to have suffered from such alleged fraud. In no event shall fraud hereunder or a Fraud Claim include any claim for equitable fraud, promissory fraud, unfair dealings fraud, or any torts (including a claim for fraud) based on negligence.

“Fully-Diluted Company Shares” means the total number of issued and outstanding Company Ordinary Shares as of immediately prior to the Jersey Effective Time, determined on a fully-diluted basis assuming, without duplication, (a) the vesting, exercise and settlement in full of all Company Equity Awards (other than unexercised Company Options that are forfeited without consideration as of the Jersey Effective Time) outstanding immediately prior to the Jersey Effective Time (assuming, for purposes of determining the number of Company Ordinary Shares that would be issued in respect of Company Equity Awards (where applicable), a price per Company Ordinary Share equal to the Equity Value divided by the number of Fully-Diluted Company Shares (except for the Milestone Awards, with respect to which the number of Company Ordinary Shares that would be issued in respect of such Milestone Awards will be determined in accordance with the Company MIP)), including any such Company Equity Awards subject to vesting following the Jersey Effective Time (other than those awards that are specifically excluded from the calculation of Fully-Diluted Company Shares pursuant to the immediately succeeding sentence), (b) the issuance of the Company Top Up Awards as of immediately prior to the Jersey Effective Time and (c) the issuance of any Company Ordinary Shares that have been purchased but not yet registered by the Jersey Registrar as of immediately prior to the Jersey Effective Time. Notwithstanding the foregoing, the following Company Ordinary Shares shall be excluded from Fully-Diluted Company Shares, without duplication: (i) the Company Ordinary Shares issuable in respect of the PubCo Retention Awards; (ii) PubCo Earnout RSUs; and (iii) the Excluded Unvested LTIP Awards. As of November 5, 2025, there are 50,253,523 Fully-Diluted Company Shares, as calculated consistent with the above.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Generative AI Tools” means AI Technology capable of generating various types of content (including text, images, video, audio, or computer code) based on user-supplied prompts.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a Delaware corporation are its certificate of incorporation and bylaws, the “Governing Documents” of a Delaware limited liability company are its limited liability company agreement and certificate of formation under the Delaware Limited Liability Company Act and the “Governing Documents” of a Cayman Islands exempted company and a Jersey private company are its memorandum of association and articles of association under the Cayman Companies Act or the Jersey Companies Law, respectively, in each case, as amended and/or restated from time to time.

“Governmental Authority” means any federal, state, provincial, municipal, local, international, supranational or foreign government, governmental authority, regulatory or administrative agency (which for the purposes of this Agreement shall include the SEC), governmental commission, department, board, bureau, agency, court, arbitral tribunal, securities exchange or similar body or instrumentality thereof.

“Government Official” means (a) any director, officer, employee, agent or representative (including anyone elected, nominated, or appointed to be an officer, employee, or representative) of any Governmental Authority, or anyone otherwise acting in an official capacity on behalf of a Governmental Authority; (b) any political party, political party official, or political party employee; (c) any candidate for public or political office; (d) any royal or ruling family member; or (e) any agent or representative of any of those Persons listed in subcategories (a) through (d).

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Materials” means any chemical, waste, gas, liquid or other substance or material that is defined, listed, designated or regulated as a “hazardous substance,” “pollutant,” “contaminant,” “hazardous waste,” “regulated substance,” “hazardous chemical,” or “toxic chemical” (or by any similar term) under any Environmental Law, or that could result in the imposition of Liability, or responsibility for Remedial Action, under any Environmental Law, including petroleum and petroleum by-products or derivatives, asbestos or asbestos-containing materials, per- and polyfluoroalkyl substances, polychlorinated biphenyls, radon, mold, and urea formaldehyde insulation.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“IFRS” means the International Financial Reporting Standards issued by the International Accounting Standards Board, as in effect from time to time.

“Indebtedness” means with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any per diem interest accruals, (b) any obligations as lessee under finance leases reflected, or required to be reflected in accordance with GAAP (with respect to SPAC) or IFRS (with respect to the AIR Companies), (c) amounts drawn (including any accrued and unpaid interest) on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (solely to the extent such amounts have actually been drawn), (d) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments, (e) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (f) the principal component of all obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered, including “earn outs” and “seller notes,” (g) breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the consummation of the Transactions in respect of any of the items in the foregoing clauses (a) through (f), and (h) all Indebtedness of another Person referred to in clauses (a) through (g) above guaranteed directly or indirectly, jointly or severally. For the avoidance of doubt, “Indebtedness” shall exclude (i) any amounts included in Company Transaction Expenses (with respect to Indebtedness of the Company) or SPAC Transaction Expenses (with respect to Indebtedness of SPAC), (ii) accounts payable to trade creditors or accrued expenses, in each case, arising in the Ordinary Course and that are not yet due and payable or are being disputed in good faith, (iii) amounts owed by one wholly-owned AIR Company to another wholly-owned AIR Company, or (iv) the endorsement of negotiable instruments for collection in the Ordinary Course.

“Intellectual Property” means all intellectual property and proprietary rights arising anywhere worldwide, including any and all of the following: (a) Copyrights; (b) Trademarks; (c) Patents; (d) Proprietary Information (including knowledge databases, customer lists and customer databases); (e) Software, all domain names, uniform resource locators and other names and locators associated with the internet, including applications and registrations thereof; (f) all rights (as such may exist or be created in any jurisdiction), whether statutory, common law or otherwise, in, arising out of, or associated with the foregoing; (g) all other intellectual property or proprietary rights now known or hereafter recognized in any jurisdiction worldwide; (h) all rights equivalent or similar or pertaining to the foregoing, including those arising under international treaties and convention rights; (i) all rights and powers to assert, defend and recover title to any of the foregoing; (j) all rights to assert, defend, sue, and recover damages for any past, present and future infringement, misuse, misappropriation, impairment, unauthorized use or other violation of any rights in or to any of the foregoing; and (k) all administrative rights arising from the foregoing, including the right to prosecute applications and oppose, interfere with or challenge the applications of others, the rights to obtain renewals, continuations, divisions and extensions of legal protection pertaining to any of the foregoing.

“Investment Company Act” means the United States Investment Company Act of 1940.

“IPO Prospectus” means the final prospectus of SPAC, dated as of June 25, 2025, and filed with the SEC on June 26, 2025 (File Nos. 333-287847 and 333-288327).

“IT Systems” means, collectively, the hardware, Software, data, Databases, data communication lines, network and telecommunications equipment, platforms, servers, peripherals, computer systems, and other information technology equipment, facilities, infrastructure and documentation used, owned, leased or licensed by any of the AIR Companies and used in their business as currently conducted.

“Jersey” means the Bailiwick of Jersey.

“Jersey Companies Law” means the Companies (Jersey) Law 1991, as amended or restated from time to time.

“Jersey Merger Filing Documents” means this Agreement together with such other documents as may be required in accordance with the applicable provisions of the Jersey Companies Law or by any other Law to make the Jersey Merger effective.

“Jersey Registrar” means the Jersey Registrar of Companies in accordance with the Jersey Companies Law.

“Key Company Shareholders” means the Persons listed on Section 1.1(b) of the Company Disclosure Letter.

“Knowledge” means, with respect to (a) the Company or PubCo, the actual knowledge of Persons set forth on Section 1.1(c) of the Company Disclosure Letter or the knowledge that any such individual would have acquired following reasonable inquiry; (b) SPAC, the actual knowledge of Persons set forth on Section 1.1(a) of the SPAC Disclosure Letter, or the knowledge that any such individual would have acquired following reasonable inquiry; and (c) any other Party, the actual knowledge of its executive officers, directors or secretary that any such individual would have acquired following reasonable inquiry.

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority, or any provisions or interpretations of the foregoing, including general principles of common and civil law and equity.

“Leased Real Property” means all real property leased, licensed, subleased, sublicensed or otherwise used or occupied by any of the AIR Companies or to which the AIR Companies otherwise has a right to use.

“Liabilities” means any and all liabilities, Indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under IFRS or other applicable accounting standards), including Tax liabilities due or to become due.

“Licensed Intellectual Property” means the Intellectual Property licensed or made available by another Person to any of the AIR Companies.

“Lien” means any mortgage, pledge, security interest (including any created by Law), right of first refusal, attachment, option, proxy, voting trust, encumbrance, covenant not to sue, lien or charge of any kind (including any conditional sale or other title retention agreement in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under applicable Law.

“Milestone Awards” means the “milestone awards” granted pursuant to Schedule 3 of the Company MIP.

“Nasdaq” means the Nasdaq Stock Market.

“Non-Public Information” means any non-public information of or concerning the AIR Companies or any of their respective businesses, including business plans, financial data, customer and client lists, customer and client information (including names, addresses and contact information and including prospective customers and prospective clients), marketing plans, technology, products, services, solutions, offerings, platforms, Proprietary Information and Intellectual Property, whether existing or being developed.

“OFAC” means the U.S. Office of Foreign Assets Control.

“Open Source Software” means all Software that is distributed as “free software,” “open source software,” “shareware” or under a similar licensing or distribution model, including Software licensed, provided, or distributed under any open source license, including any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Foundation (as promulgated by the Free Software Foundation).

“Ordinary Course” means, with respect to an action taken by a Person, that (i) such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person; and (ii) such action complies with, in all material respects, all applicable Laws.

“Owned Intellectual Property” means any and all Intellectual Property owned or purported to be owned by any of the AIR Companies.

“Patents” means all (a) U.S. and foreign patents (including certificates of invention and other patent equivalents), utility models, and applications for any of the foregoing, including provisional applications, and all patents of addition, improvement patents, continuations, continuations-in-part, divisionals, reissues, re-examinations, renewals, confirmations, substitutions and extensions thereof or related thereto, and all applications or counterparts in any jurisdiction pertaining to any of the foregoing, including applications filed pursuant to any international patent law treaty, (b) inventions, discoveries, improvements, idea submissions and invention disclosures, whether or not patentable, whether or not reduced to practice, and whether or not yet made the subject of a pending patent application or applications, and (c) other patent rights and any other Governmental Authority-issued indicia of invention ownership (including inventors’ certificates, petty patents and innovation patents), together with all worldwide rights and priorities afforded under any Law with respect to any of the foregoing.

“PCAOB” means the United States Public Company Accounting Oversight Board and any division or subdivision thereof.

“PEO” means any employer of record, professional employer organization or co-employer organization.

“Per Share Cayman Merger Consideration” means one PubCo Ordinary Share.

“Per Share Jersey Merger Consideration” means a number of validly issued, fully paid and nonassessable PubCo Ordinary Shares equal to (a) the Company Exchange Ratio plus (b) the Company Earnout Exchange Ratio.

“Per Share Merger Consideration” means the Per Share Cayman Merger Consideration or the Per Share Jersey Merger Consideration, as the context may require.

“Permit” means any consent, franchise, approval, registration, variance, license, permit, grant, certificate, registration or other authorization or approval of a Governmental Authority or pursuant to any Law. For the avoidance of doubt, this term includes Regulatory Permits.

“Permitted Liens” means (i) mechanic’s, materialmen’s and similar Liens arising in the Ordinary Course with respect to any amounts (A) not yet due and payable or which are being contested in good faith through appropriate proceedings and (B) for which adequate accruals or reserves have been established in accordance with GAAP (with respect to SPAC) or IFRS (with respect to the AIR Companies), (ii) Liens for Taxes (A) not yet due and payable or which are being contested in good faith through appropriate proceedings and (B) for which adequate accruals or reserves have been established in accordance with GAAP (with respect to SPAC) or IFRS (with respect to the AIR Companies), (iii) defects or imperfections of title, easements, encroachments, covenants, rights-of-way, conditions, matters that would be apparent from a physical inspection or current, accurate survey of such real property, restrictions and other similar charges or encumbrances that do not materially interfere with the present use of the Leased Real Property, (iv) with respect to any Leased Real Property (A) the interests and rights of the respective lessors with respect thereto, including any statutory landlord liens and any Lien thereon, (B) any Lien permitted under a Real Property Lease, (C) any Liens encumbering the real property of which the Leased Real Property is a part, and (D) Liens not created by the Company with respect to the underlying fee interest of any Leased Real Property that an accurate up-to-date survey would show, in each case of clauses (A)-(D), that do not materially interfere with the present use of the Leased Real Property, (v) zoning, building, entitlement and other land use and environmental Laws promulgated by any Governmental Authority that do not materially interfere with the current use of the Leased Real Property, (vi) limited, non-exclusive licenses of Intellectual Property entered into with customers or vendors of the AIR Companies in the Ordinary Course, (vii) Ordinary Course purchase money Liens and Liens securing rental payments under operating or capital lease arrangements for amounts not yet due or payable, (viii) other Liens arising in the Ordinary Course and not incurred in connection with the borrowing of money and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security, (ix) reversionary rights in favor of landlords under any Leased Real Property with respect to any of the buildings or other improvements owned by the AIR Companies, (x) Liens identified in the Company Audited Financial Statements, (xi) Liens deemed to be created by this Agreement or any other agreement providing for the Transactions, (xii) Liens securing any credit facilities of SPAC or the AIR Companies existing as of the date of this Agreement, (xiii) transfer restrictions arising under applicable securities Laws, and (xiv) Liens existing on the date of this Agreement and listed on Section 7.16 of the Company Disclosure Letter.

“Permitted Transfer” means any Transfer of PubCo Ordinary Shares: (i) to PubCo’s officers or directors; (ii) to any Affiliate or family member of the relevant Company Shareholder; (iii) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, any current or future affiliate of such individual; (iv) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (v) in the case of an individual, pursuant to a qualified domestic relations order; or (vi) in the event of PubCo’s liquidation; provided, however, that in the case of clauses (i) through (vi), the transferees of such Permitted Transfers (the “Permitted Transferees”) must enter into a written agreement with PubCo agreeing to be bound by the Transfer restrictions under this Agreement.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, trust, estate, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind.

“Personal Information” means (a) all data and information that, whether alone or in combination with any other data or information, relates to an identified or identifiable natural person; and (b) all other data or information that is otherwise protected by any Privacy Laws or otherwise considered personally identifiable information, personal data, biometric information, or similar terms under applicable Law.

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“Privacy Laws” means all Laws pertaining to (i) privacy, information security, cyber security, data protection, security incident notification, direct marketing, and electronic and telephonic communications; and (ii) the Processing of Personal Information.

“Process” or “Processing” (and any inflection thereof) means any operation or set of operations that are performed on data or information, whether or not by automated means. Processing includes the access, acquisition, collection, use, recording, organization, structuring, adaptation, alteration, retrieval, consultation, use, alignment or combination, restriction, erasure, storage, retention, sharing, distribution, transfer, disclosure, dissemination or otherwise making available, destruction, disposal, aggregation, deidentification, or any other processing of data or information in any medium.

“Proprietary Information” means all rights under applicable Laws in and to trade secrets, confidential information, proprietary information, designs, formulas, algorithms, procedures, methods, techniques, discoveries, developments, know-how, research and development, technical data, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, improvements, recordings, graphs, drawings, reports, analyses, documented and undocumented information, information and materials not generally known to the public, protocols, schematics, compositions, sketches, photographs, websites, content, images, graphics, text, artwork, audiovisual works, build instructions, Databases, pricing, customer and user lists, market studies, business plans, systems, structures, architectures, devices, concepts, methods and information, together with any and all notes, analysis, compilations, lab reports, notebooks, invention disclosures, studies, summaries, and other material containing or based, in whole or in part, on any information included in the foregoing, including all copies and tangible embodiments of any of the foregoing in whatever form or medium.

“PubCo Earnout RSUs” means restricted stock unit awards denoted as “PubCo Earnout RSUs” and to be granted in respect of the Vested Company Equity Awards set forth in Section 1.1(d) of the Company Disclosure Letter, to be granted after the Jersey Closing Date in accordance with Section 3.2(e).

“PubCo Retention Awards” means restricted stock unit awards denoted as “PubCo Retention Awards” and set forth in Section 1.1(e) of the Company Disclosure Letter, to be granted after the Jersey Closing Date in accordance with Section 3.2(f).

“PubCo Shareholder Special Resolution” means a written special resolution of the PubCo Nominees in accordance with the Jersey Companies Law and the memorandum and articles of association of PubCo pursuant to which the PubCo Nominees approve the adoption of the A&R PubCo Charter and the conversion of PubCo from a private limited company to a public limited company with effect from the Shareholder Approval Matters being approved at the Extraordinary General Meeting.

“Redeeming SPAC Shares” means each SPAC Class A Ordinary Share in respect of which the applicable holder thereof has validly exercised its Redemption Right (and not waived, withdrawn or otherwise lost such rights in accordance with the terms of this Agreement, the SPAC Memorandum and applicable Law).

“Redemption Amount” means the aggregate amount payable from the Trust Account with respect to all Redeeming SPAC Shares.

“Redemption Right” means the right of an eligible (as determined in accordance with the SPAC Memorandum) holder of SPAC Class A Ordinary Shares to elect to redeem all or a portion of the SPAC Class A Ordinary Shares held by such holder at a per-share price, payable in cash, equal to a pro rata share of the aggregate amount on deposit in the Trust Account (including any amounts drawn down by SPAC pursuant to the Sponsor Trust Contribution Note and added to the Trust Account to fund a portion of the Redemption Amount and the interest earned on the funds held in the Trust Account, but net of Taxes payable (as determined in accordance with the SPAC Memorandum)) in connection with the Business Combination.

“Registered IP” means all Intellectual Property that is registered, filed, certified, applied for, perfected, recorded, renewed or issued under the authority of, with or by any Governmental Authority, domain name registrar or other public or quasi-public legal authority anywhere in the world.

“Regulatory Permits” means all Permits required under Applicable Product Laws to conduct the business and operations of each of the AIR Companies as presently conducted, including with respect to manufacturing, processing, packaging, labeling, warehousing, sale, distribution, marketing, advertising, importing or exporting of Company Products.

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, deposit, disposal, discharge, dispersal, escaping, dumping, or leaching into or through the environment (including ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata).

“Remedial Action” means all action required under applicable Laws (i) to cleanup, remove, treat or in any other way remediate any Hazardous Material in the environment; (ii) to prevent the release of any Hazardous Material so that they do not substantially endanger or otherwise substantially and adversely affect the environment or public health or welfare; or (iii) to perform pre-remedial studies, investigations or monitoring, in or under any real property, assets or facilities.

“Representatives” of a Person means, collectively, officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives of such Person or its Affiliates.

“Resolution Statement” means the information and documentation required to be furnished to the Company Shareholders concurrently with the Special Written Resolution pursuant to Article 127F of the Jersey Companies Law.

“Sanctioned Territory” means a country or territory that is (or at the applicable time was) subject to comprehensive country- or territory-wide Sanctions, currently being Iran, Cuba, Crimea, North Korea and the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic.

“Sanctions” means (i) the economic, financial and trade sanctions Laws or restrictive measures administered, implemented, enacted or enforced by any Sanctions Authority; and (ii) any other applicable economic, financial and trade sanctions Laws or restrictive measures administered, implemented, enacted or enforced by any comparable Governmental Authority that do not conflict with the measures referred to in the foregoing clause (i).

“Sanctions Authority” means any Governmental Authority of (i) the United States of America (including OFAC, the U.S. Department of State and the U.S. Department of Commerce Bureau of Industry and Security); (ii) the United Kingdom (including the Office of Financial Sanctions Implementation in His Majesty’s Treasury, the Office of Trade Sanctions Implementation in the Department of Business and Trade, and HM Revenue and Customs); (iii) the European Union (including individual EU Member States); (iv) the United Nations (including the United Nations Security Council and any United Nations Security Council Sanctions Committee); and (v) the United Arab Emirates (including the Executive Office for Control & Non-Proliferation).

“Sanctions List” means any Sanctions-related list maintained by any Sanctions Authority, including the Specially Designated Nationals and Blocked Persons List maintained by OFAC, lists maintained by the U.S. Department of State, the Consolidated List of Persons and Entities subject to Financial Sanctions maintained by the European Commission, the UK Sanctions List maintained by the UK Government, and/or any other similar or equivalent list maintained by, or public announcement of Sanctions, blocking, designation or asset freeze made by any Sanctions Authority.

“Sanctions Restricted Person” means any Person that is (or at the applicable time was) (a) designated in any Sanctions List; (b) located, resident or domiciled in, or incorporated, constituted or organized under the Laws of, or that is or is part of a Governmental Authority of, a Sanctioned Territory; or (c) “owned” or “controlled” by, or “acting on behalf of or at the direction” of (as those terms are defined or understood under relevant Sanctions and associated guidance), a Person referred to in the foregoing clause (a) or (b).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933.

“Shareholder Portfolio Companies” means the entities set forth in Section 1.1(f) of the Company Disclosure Letter.

“Shareholders’ Agreement” means that certain Amended and Restated Shareholders’ Agreement in relation to the Company (formerly known as UBOS TopCo Limited), as entered into on November 5, 2020, and subsequently amended and restated on July 29, 2021, as amended or restated from time to time.

“Software” means all computer software, programs, applications, scripts, middleware, firmware, interfaces, tools, operating systems, software code of any nature, (including object code, source code, interpreted code, data files, rules, definitions and methodology derived from the foregoing) and any derivations, updates, enhancements and customization of any of the foregoing, together with all related processes, technical data, algorithms, APIs, subroutines, operating procedures, report formats, development tools, templates and user interfaces.

“SPAC Class A Ordinary Share” means a Class A ordinary share of SPAC, par value $0.0001 per share.

“SPAC Class B Ordinary Share” means a Class B ordinary share of SPAC, par value $0.0001 per share.

“SPAC Acquisition Proposal” means an Acquisition Proposal with respect to SPAC.

“SPAC Fundamental Warranties” means the representations and warranties set forth in Section 5.1 (Organization and Standing), Section 5.2 (Authorization; Binding Agreement), Section 5.5 (Capitalization), Section 5.15 (Finders and Brokers) and Section 5.19 (Trust Account).

“SPAC Loans” means the loans made or to be made to SPAC by Sponsor for the purpose of financing costs and expenses incurred in connection with the IPO, a Business Combination or other working capital expenditures of SPAC, including pursuant to the Sponsor Working Capital Note and the Sponsor Trust Contribution Note.

“SPAC Material Adverse Effect” means any Event that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, assets and liabilities, results of operations or financial condition of SPAC or (ii) the ability of SPAC to consummate the Transactions; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “SPAC Material Adverse Effect”: (a) any enactment of, or change or proposed change in, any applicable Laws or GAAP or any interpretation thereof following the date of this Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) the taking of any action expressly required to be taken under this Agreement or any Ancillary Document, (d) changes attributable to the public announcement or pendency of the Transactions (it being understood and agreed that this clause (d) shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution, delivery, or performance of this Agreement), (e) any natural or man-made disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions, fires or similar occurrences), epidemic, pandemic, disease or outbreak (including any Laws enacted or changed in response to such epidemic, pandemic, disease or outbreak and interpretations of an applicable Governmental Authority thereof following the date of this Agreement), acts of nature or change in climate, (f) any acts of terrorism or war (whether or not declared), sabotage, civil unrest, terrorism, riots, the outbreak or escalation of hostilities, geopolitical conditions, local, regional, state, national or international political conditions, or social conditions, (g) any matter as of the date of this Agreement to the extent expressly set forth on the SPAC Disclosure Letter, (h) any action taken by or at the express written request of an authorized officer of, the Company (other than actions contemplated by this Agreement or any Ancillary Document), (i) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), (j) the consummation and effects of any redemption pursuant to the Redemption Rights or the failure to obtain the Required Shareholder Approval, or (k) any worsening of the Events referred to in clauses (b), (e), (f) or (i) to the extent existing as of the date of this Agreement; provided, that in the case of each of clauses (a), (b), (e), or (f), any such Event to the extent it disproportionately affects SPAC relative to other participants in the industries in which SPAC operates shall not be excluded from the determination of whether there has been, or would reasonably be expected to be, a SPAC Material Adverse Effect.

“SPAC Memorandum” means the amended and restated memorandum and articles of association of SPAC, adopted on June 25, 2025, as amended or restated from time to time.

“SPAC Ordinary Shares” means, collectively, the SPAC Class A Ordinary Shares and the SPAC Class B Ordinary Shares.

“SPAC Preference Share” means a preference share of SPAC, par value $0.0001 per share.

“SPAC Shares” means, collectively, the SPAC Ordinary Shares and the SPAC Preference Shares.

“SPAC Transaction Expenses” means any out-of-pocket fees and expenses paid or payable by SPAC (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the Transactions, including, without double-counting (a) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers who have been engaged by SPAC (i) on or prior to the date of this Agreement; or (ii) after the date of this Agreement (1) as set forth on Section 1.1(b) of the SPAC Disclosure Letter; or (2) with the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), including the Cantor Fees, (b) Transfer Taxes, (c) any and all filing fees to Governmental Authorities in connection with the Transactions, (d) the repayment of any outstanding SPAC Loans and any other outstanding promissory notes owed to Sponsor or any other Affiliates of SPAC.

“Specified Distribution Contract” has the meaning set forth in Section 1.1(i) of the Company Disclosure Letter.

“Sponsor Private Placement” means the private sale by SPAC to Sponsor of certain SPAC Class A Ordinary Shares, as set forth and more particularly described in that certain Private Placement Shares Purchase Agreement, dated as of June 25, 2025, by and between SPAC and Sponsor.

“Sponsor Trust Contribution Note” means the Promissory Note in the aggregate principal amount of up to $4,140,000 entered into by SPAC in favor of Sponsor on June 25, 2025, in connection with loans Sponsor may make to SPAC to fund a portion of the Redemption Amount as further described in the SEC Reports.

“Sponsor Working Capital Note” means the Promissory Note in the aggregate principal amount of up to $1,750,000 entered into by SPAC in favor of Sponsor on June 25, 2025, in connection with loans Sponsor has made, or may make, to SPAC to fund SPAC’s expenses relating to investigating and selecting a target business and other working capital requirements.

“Subsidiary” means, with respect to a Person, any corporation, general or limited partnership, limited liability company, joint venture or other entity in which such Person, directly or indirectly, (a) owns or controls fifty percent (50%) or more of the outstanding voting securities, profits interest or capital interest, (b) is entitled to elect at least a majority of the board of directors or similar governing body or (c) in the case of a limited partnership, limited liability company or similar entity, is a general partner or managing member and has the power to direct the policies, management and affairs of such entity, respectively.

“Tax Return” means any return, declaration, report, statement, information statement or other document filed or required to be filed with any Governmental Authority with respect to Taxes, including any claims for refunds of Taxes, any information returns and any amendments or supplements of any of the foregoing.

“Taxes” means all federal, state, local, foreign or other taxes imposed by any Governmental Authority, including all income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, alternative or add-on minimum, or estimated taxes, and including any interest, penalty, or addition thereto.

“Trade Laws” means any applicable Laws relating to and governing the import, export, reexport, release, brokering, or transfer of goods, software, technology, technical data and services, including Canada’s Customs Act, Customs Tariff, Export and Import Permits Act, the Criminal Code (Canada), the Special Economic Measures Act, the United Arab Emirates Federal Decree Law No. 43 of 2021, Cabinet Resolution No. 97 of 2024, and Cabinet Resolution No. 50 of 2020, the United Nations Act, the Justice for Victims of Corrupt Foreign Officials Act and the Freezing Assets of Corrupt Foreign Officials Act, the U.S. International Emergency Economic Powers Act, U.S. Outbound Investment Regulations under 31 C.F.R. Part 850, the Tariff Act of 1930 and other Laws and programs administered or enforced by the U.S. Department of Commerce, U.S. International Trade Commission, U.S. Customs and Border Protection, U.S. Immigration and Customs Enforcement and their predecessor agencies, the U.S. Export Control Reform Act of 2018, the U.S. Export Administration Regulations (15 C.F.R. Parts 730-774), including related restrictions with regard to transactions involving Persons on the U.S. Department of Commerce’s Denied Persons List or Entity List, the U.S. Arms Export Control Act, the U.S. International Traffic in Arms Regulations (22 C.F.R. Parts 120-130), including related restrictions with regard to transactions involving Persons on the U.S. Department of State’s Debarred List, the U.S. Trading With the Enemy Act, the embargoes and restrictions administered by the U.S. Department of the Treasury, OFAC, Orders of the President of the United States of America regarding embargoes and restrictions on transactions with designated countries and entities, including Persons designated on OFAC’s List of Specially Designated Nationals and Blocked Persons, the antiboycott regulations administered by the U.S. Department of Commerce and the antiboycott regulations administered by the U.S. Department of the Treasury, the United Nations Security Council, the United Kingdom, the European Union, the United Arab Emirates and any other locally applicable similar or equivalent Laws regarding economic sanctions, export controls or trade compliance.

“Trade Secrets” means any trade secrets, and any other intellectual property rights arising under applicable Law, in confidential or proprietary information, concepts, ideas, designs, research or development information, processes, procedures, techniques, formulae technical information, specifications, methods, know-how, data, discoveries, and inventions (but excluding any Patents or Copyrights therein).

“Trademarks” means all trademarks, service marks, trade names, business names, corporate names, trade dress, look and feel, product and service names, logos, brand names, slogans, 800 numbers, social media usernames, handles, hashtags and account names, symbols, emblems, insignia and other distinctive identification and indicia of source of origin, whether or not registered, including all common law rights thereto, and all applications and registrations therefor, and all goodwill associated with any of the foregoing or the business connected with the use of and symbolized by the foregoing.

“Trading Day” means any day on which the PubCo Ordinary Shares (or any common or ordinary equity security that is the successor to the PubCo Ordinary Shares) are actually traded on the principal exchange on which such securities are then listed or quoted.

“Transfer” means (i) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder with respect to, any security, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii).

“Trust Account” means the trust account established by SPAC for the benefit of its Public Shareholders with the net proceeds from the IPO and the Sponsor Private Placement, pursuant to the Trust Agreement in accordance with the IPO Prospectus.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of June 25, 2025, by and between SPAC and Continental Stock Transfer & Trust Company.

1.2 Section References. The following capitalized terms, as used in this Agreement, have the respective meanings given to them in the Section as set forth below adjacent to such terms:

Term	Section	Term	Section
A&R PubCo Charter	10.1(i)	Federal Securities Laws	8.9
A&R Registration Rights Agreement	8.20	Intended Tax Treatment	3.10
Agreement	Preamble	Interim Period	8.1(a)
Antitrust Laws	8.11(b)	Intervening Event	8.14(f)(i)
Authorization Notice	3.6(c)	Intervening Event Change in Recommendation	8.14(f)(i)
Cayman Closing	4.1	Intervening Event Notice Period	8.14(f)(i)
Cayman Closing Date	4.1	IPO	5.5(a)
Cayman Effective Time	2.2(a)	Jersey Closing	4.1
Cayman Merger	Recitals	Jersey Closing Date	4.1
Cayman Merger Sub	Preamble	Jersey Effective Time	2.2(b)
Cayman Merger Sub Share	6.5(a)	Jersey Merger	Recitals
Closing Filing	8.15(b)	Jersey Merger Sub	Preamble
Closing Press Release	8.15(b)	Jersey Merger Sub Share	6.5(a)
Company	Preamble	Legal Restraint	10.1(e)
Company Approval Matters	Recitals	Marketing Authorization	7.28(a)
Company Audited Financial Statements	7.7(a)	Mergers	Recitals
Company Benefit Plan	7.18(a)	Modification in Recommendation	8.14(f)(i)
Company Board	Recitals	Nonparty Affiliates	13.14
Company D&O Tail Insurance	8.18(c)	Outside Date	11.1(b)
Company Disclosure Letter	ARTICLE VII	Parties	Preamble
Company Financial Statements	7.7(a)	Party	Preamble
Company Material Contract	7.12(a)	PIPE Investment	8.22
Company Permits	7.10	Plan of Cayman Merger	2.1(a)
Company Recommendation	7.2	PMTA	7.28(a)
Company Unaudited Financial Statements	7.7(a)	Proxy Statement	8.14(a)
Conditional Award	3.2(b)	Proxy/Registration Statement	8.14(a)
Confidentiality Agreement	8.1(c)	PubCo	Preamble
Converted Conditional Award	3.2(b)	PubCo Equity Incentive Plan	8.21
Contracting Parties	13.14	PubCo Ordinary Share	6.5(a)
D&O Indemnified Persons	8.17(a)	Real Property Lease	7.12(a)(iii)
Designated Entity	7.13(b)	Regulatory Approvals	10.1(f)
DLA	13.16	Related Person	7.20
Dissenting SPAC Shareholders	3.6(a)	Required Shareholder Approval	10.1(c)
Dissenting SPAC Shares	3.6(a)	SE	7.28(a)
Enforceability Exceptions	5.2	SEC Reports	5.6(a)
Environmental Permits	7.19(a)	Shareholder Approval Matters	8.14(a)
Extraordinary General Meeting	8.14(a)	Shareholder Support Agreement	Recitals

Term	Section	Term	Section
Signing Filing	8.15(b)
Signing Press Release	8.15(b)
SPAC	Preamble
SPAC Board	Recitals
SPAC D&O Tail Insurance	8.18(b)
SPAC Deal Communications	13.16
SPAC Disclosure Letter	ARTICLE V
SPAC Financials	5.6(c)
SPAC Material Contract	5.13(a)
SPAC Disclosure Letter	ARTICLE V
SPAC Recommendation	5.2
SPAC Shareholders	Recitals
Special Written Resolution	Recitals
Sponsor	Recitals
Sponsor Support Agreement	Recitals
Surviving Cayman Company	2.1(a)
Surviving Companies	2.1(b)
Surviving Jersey Company	2.1(b)
Transactions	Recitals
Transfer Agent	3.7
Transfer Taxes	8.13(c)
Trust Account Released Claims	12.1
WARN Act	7.17(b)

ARTICLE II.
MERGERS

2.1 Mergers.

(a) At the Cayman Effective Time, subject to and upon the terms and conditions of this Agreement and the plan of merger to be entered into between SPAC and Cayman Merger Sub substantially in the form attached hereto as Exhibit C (the “Plan of Cayman Merger”), and in accordance with the applicable provisions of the Cayman Companies Act, SPAC, as a constituent company for the purpose of the Cayman Companies Act, and Cayman Merger Sub, as a constituent company for the purpose of the Cayman Companies Act, shall consummate the Cayman Merger, pursuant to which Cayman Merger Sub shall be merged with and into SPAC with SPAC being the surviving entity for the purpose of the Cayman Companies Act, following which the separate corporate existence of Cayman Merger Sub shall cease, and SPAC shall continue as the surviving company and a wholly owned direct subsidiary of PubCo. SPAC, as the surviving company after the Cayman Merger, is hereinafter referred to as the “Surviving Cayman Company.”

(b) At the Jersey Effective Time, which shall be immediately following the Cayman Effective Time, subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of the Jersey Companies Law, the Company, as a merging company for the purpose of the Jersey Companies Law, and Jersey Merger Sub, as a merging company for the purpose of the Jersey Companies Law, shall consummate the Jersey Merger, pursuant to which Jersey Merger Sub shall be merged with and into the Company with the Company being the surviving entity for the purpose of the Jersey Companies Law, following which the separate corporate existence of Jersey Merger Sub shall cease, and the Company shall continue as the surviving company and a wholly owned direct subsidiary of PubCo. The Company, as the surviving company after the Jersey Merger, is hereinafter referred to as the “Surviving Jersey Company,” and together with the Surviving Cayman Company, the “Surviving Companies.”

2.2 Effective Times.

(a) SPAC and Cayman Merger Sub shall cause the Cayman Merger to be consummated by filing the Plan of Cayman Merger and other Cayman Merger Filing Documents with the Cayman Registrar. The Cayman Merger shall become effective at the time on the Cayman Closing Date when the Plan of Cayman Merger is registered by the Cayman Registrar in accordance with Section 233(13) of the Cayman Companies Act or at such later time permitted by the Cayman Companies Act as may be agreed and specified by SPAC and Cayman Merger Sub (the “Cayman Effective Time”).

(b) The Company and Jersey Merger Sub shall cause the Jersey Merger to be consummated by filing the Jersey Merger Filing Documents with the Jersey Registrar. The Jersey Merger shall become effective at the time on the Jersey Closing Date when the Jersey Merger Filing Documents are registered by the Jersey Registrar in accordance with Article 127FM(2)(b) of the Jersey Companies Law (the “Jersey Effective Time”).

2.3 Effect of the Mergers.

(a) At the Cayman Effective Time, the effect of the Cayman Merger shall be as provided in this Agreement, the Plan of Cayman Merger and the applicable provisions of the Cayman Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Cayman Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of SPAC and Cayman Merger Sub shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Surviving Cayman Company (including all rights and obligations with respect to the Trust Account), which shall include the assumption by the Surviving Cayman Company of any and all agreements, covenants, duties and obligations of SPAC and Cayman Merger Sub set forth in this Agreement to be performed after the Cayman Effective Time.

(b) At the Jersey Effective Time, the effect of the Jersey Merger shall be as provided in this Agreement and the applicable provisions of the Jersey Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the Jersey Effective Time, (i) all property and rights to which each of the Company and Jersey Merger Sub are entitled immediately prior to the Jersey Merger is completed become the property and rights of the Surviving Jersey Company, (ii) the Surviving Jersey Company becomes subject to all criminal and civil liabilities, and all contracts, debts and other obligations, to which each of the Company and Jersey Merger Sub were subject immediately prior to the Jersey Merger is completed and (iii) all actions and other legal proceedings, which, immediately prior to the Jersey Merger is completed, are pending by or against any of the Company and Jersey Merger Sub may be continued by or against the Surviving Jersey Company, which shall include the assumption by the Surviving Jersey Company of any and all agreements, covenants, duties and obligations of the Company and Jersey Merger Sub set forth in this Agreement to be performed after the Jersey Effective Time.

2.4 Governing Documents.

(a) The memorandum and articles of association of Cayman Merger Sub as in effect immediately prior to the Cayman Effective Time shall be the memorandum and articles of association of the Surviving Cayman Company as of the Cayman Effective Time until thereafter amended in accordance with such memorandum and articles of association and applicable Law.

(b) The memorandum and articles of association of the Surviving Jersey Company at the Jersey Effective Time shall be the memorandum and articles of association as in the form attached as Exhibit F and as provided to the Company Shareholders in connection with the Special Written Resolution until thereafter amended in accordance with such memorandum and articles of association and applicable Law.

2.5 Directors and Officers of Surviving Companies.

(a) At the Cayman Effective Time, the directors and officers of the Surviving Cayman Company shall be the directors and officers of Cayman Merger Sub, each to hold office in accordance with the Governing Documents of the Surviving Cayman Company until their resignation or removal in accordance with the Governing Documents of the Surviving Cayman Company or until their respective successors are duly elected or appointed and qualified. At the Cayman Effective Time, the board of directors and officers of SPAC shall automatically cease to hold office.

(b) At the Jersey Effective Time, the sole director of the Surviving Jersey Company shall be the person listed in Part 1 of Schedule 1, who shall hold office in accordance with the Governing Documents of the Surviving Jersey Company until their resignation or removal in accordance with the Governing Documents of the Surviving Jersey Company or until their respective successors are duly elected or appointed and qualified. At the Jersey Effective Time, the directors of the Company listed in Part 2 of Schedule 1 will cease to be a director of the Surviving Jersey Company.

2.6 PubCo Conversion and Subscriber Share Redemption

(a) Pursuant to the PubCo Shareholder Special Resolution, the PubCo Nominees will approve the adoption of the A&R PubCo Charter with effect from the Shareholder Approval Matters being approved at the Extraordinary General Meeting.

(b) Upon the A&R PubCo Charter being adopted pursuant to the PubCo Shareholder Special Resolution, PubCo shall convert from a private limited company into a public limited company and, as soon as reasonably practicable following the earlier of the Cayman Closing and the Jersey Closing, the ordinary shares in the capital of PubCo which were issued to the PubCo Nominees on the incorporation of PubCo (the “Subscriber Shares”) shall be redesignated as redeemable deferred shares and then immediately redeemed and cancelled in accordance with the provisions of the A&R PubCo Charter and the Jersey Companies Law (the “Subscriber Share Redemption”).

(c) The Company and SPAC shall use their respective commercially reasonable efforts, and shall cooperate fully with each other, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Law, to direct the PubCo Nominees to execute and deliver to PubCo such documents as are required to effect the Subscriber Share Redemption.

ARTICLE III.
CONVERSION OF SECURITIES; EXCHANGE OF SECURITIES

3.1 Effect of Mergers on SPAC Shares, Company Shares, Cayman Merger Sub Shares and Jersey Merger Sub Shares.

(a) At the Cayman Effective Time, by virtue of the Cayman Merger and without any action on the part of any Party or the holders of securities of SPAC or PubCo:

(i) Forfeiture of SPAC B Ordinary Shares. Pursuant to the terms of the Sponsor Support Agreement: (A) the Sponsor shall surrender and forfeit 3,400,000 of the SPAC Class B Ordinary Shares held by Sponsor (the “Forfeited Shares”); and (B) the Forfeited Shares shall be automatically and immediately cancelled by SPAC.

(ii) Conversion of SPAC B Ordinary Shares. All of the then-issued and outstanding SPAC Class B Ordinary Shares (for the avoidance of doubt, excluding the Forfeited Shares) shall be converted automatically into SPAC Class A Ordinary Shares on a one-for-one basis in accordance with the Initial Conversion Ratio (as defined in the SPAC Memorandum) and the terms of the SPAC Memorandum, following which, all SPAC Class B Ordinary Shares shall cease to exist. The holders of SPAC Class B Ordinary Shares issued and outstanding immediately prior to the Cayman Effective Time shall cease to have any rights with respect to such shares, except as provided herein or by Law.

(iii) Conversion of SPAC Class A Ordinary Shares. Each SPAC Class A Ordinary Share (including those converted from SPAC Class B Ordinary Shares pursuant to Section 3.1(a)(ii)) that is issued and outstanding immediately prior to the Cayman Effective Time (other than any Excluded SPAC Shares, Redeeming SPAC Shares and Dissenting SPAC Shares) shall thereupon be converted into, and the holder of such SPAC Class A Ordinary Share shall be entitled to receive, the Per Share Cayman Merger Consideration. All of the SPAC Class A Ordinary Shares converted into the right to receive the Per Share Cayman Merger Consideration pursuant to this Section 3.1(a)(iii) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist at the Cayman Effective Time, and each holder of a certificate (if any) previously representing any such SPAC Class A Ordinary Shares shall thereafter cease to have any rights with respect to such securities, except the right to receive the Per Share Cayman Merger Consideration into which such SPAC Class A Ordinary Shares shall have been converted in the Cayman Merger.

(iv) Excluded SPAC Shares. Each Excluded SPAC Share that is issued and outstanding immediately prior to the Cayman Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, without any conversion thereof and no consideration shall be paid with respect thereto.

(v) Redeeming SPAC Shares. Each Redeeming SPAC Share that is issued and outstanding immediately prior to the Cayman Effective Time (if any) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of such Redeeming SPAC Shares shall thereafter cease to have any rights with respect to such securities except the right to be paid a pro rata share of the Redemption Amount in accordance with the SPAC Memorandum. Notwithstanding the foregoing, once the holder of a SPAC Class A Ordinary Share has validly exercised its Redemption Right with respect to such security, such holder’s rights with respect to such security shall be limited to the right to receive a pro rata share of the Redemption Amount in accordance with the SPAC Memorandum.

(vi) Dissenting SPAC Shares. Each Dissenting SPAC Share that is issued and outstanding immediately prior to the Cayman Effective Time (if any) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each Dissenting SPAC Shareholder shall thereafter cease to have any rights with respect to such securities except the rights granted by Section 238 of the Cayman Companies Act to Dissenting SPAC Shareholders, subject to Section 3.6. Any payment made to a Dissenting SPAC Shareholder with respect to any Dissenting SPAC Share shall be made by SPAC, if such payment is made prior to the Cayman Effective Time, or by PubCo or the Surviving Cayman Company, if such payment is made after the Cayman Effective Time. For the avoidance of doubt, no payment made to a Dissenting SPAC Shareholder with respect to any Dissenting SPAC Share shall be made using funds directly or indirectly received from the Company or any Company Subsidiary.

(vii) Cayman Merger Sub Shares. Each Cayman Merger Sub Share that is issued and outstanding immediately prior to the Cayman Effective Time shall continue existing and being held by PubCo and shall constitute the only issued and outstanding shares in the capital of the Surviving Cayman Company.

(b) At the Jersey Effective Time, by virtue of the Jersey Merger and without any action on the part of any Party or the holders of securities of the Company or PubCo:

(i) Company Ordinary Shares. Each Company Ordinary Share that is issued and outstanding immediately prior to the Jersey Effective Time (other than any Excluded Company Shares) shall thereupon be transferred to PubCo, and the holder of such Company Ordinary Share shall be entitled to receive, the Per Share Jersey Merger Consideration, subject to Section 3.1(b)(ii) and Section 3.1(b)(iii). Each holder of a certificate (if any) previously representing any such Company Ordinary Shares shall thereafter cease to have any rights with respect to such securities, except the right to receive the Per Share Jersey Merger Consideration.

(ii) Lock-Up. No PubCo Ordinary Share issued to a Company Shareholder pursuant to Section 3.1(b)(i) may be Transferred until the earlier of: (i) the date falling six (6) months from the Jersey Effective Time; and (ii) the date on which an Early Release Event occurs, provided that the foregoing shall not prohibit or restrict a Permitted Transfer or the granting of any Liens over any such PubCo Ordinary Shares to secure obligations which arise under or in connection with any financial facilities entered into by the relevant Company Shareholder, its Affiliates or its Permitted Transferees, on the one hand, and a third-party Lien-holder, on the other hand, for the benefit of such Company Shareholder, its Affiliates or such Permitted Transferee, as applicable; provided, further, however, that during the six-month lock-up period, such Lien-holder shall not be permitted to foreclose upon such PubCo Ordinary Shares or otherwise be entitled to enforce its rights or remedies with respect to such PubCo Ordinary Shares, including the right to vote, Transfer or take title to or ownership of such PubCo Ordinary Shares. The share certificates (if any are issued) representing the PubCo Ordinary Shares subject to this Section 3.1(b)(ii) shall be stamped or otherwise imprinted with, and each book-entry account evidencing any such PubCo Ordinary Shares must bear, a legend relating to the Transfer restrictions imposed by this Section 3.1(b)(ii), in addition to any other applicable legends. Any transferees of PubCo Ordinary Shares received in accordance with this Section 3.1(b)(ii) will hold such PubCo Ordinary Shares subject to the Transfer restrictions imposed by this Section 3.1(b)(ii).

(iii) Earnout Company Shares. Effective from the Jersey Closing, the Earnout Company Shares (together with any equity securities paid as dividends or distributions with respect to such PubCo Ordinary Shares or into which such PubCo Ordinary Shares are exchanged or converted, in either case, after the Jersey Closing) shall not be Transferred until such Earnout Company Share has vested in accordance with this Section 3.1(b)(iii). The Earnout Company Shares shall vest and no longer be subject to redesignation as redeemable deferred shares and subsequent redemption and cancellation in accordance with the relevant provisions of the A&R PubCo Charter and the Jersey Companies Law upon the earlier of (A) an Early Release Event and (B) the last Trading Day of the period in which the closing price of the PubCo Ordinary Shares (or any common or ordinary equity security that is the successor to the PubCo Ordinary Shares) on the principal exchange on which such securities are then listed or quoted is at or above $12.50 for twenty (20) Trading Days (which need not be consecutive) over a consecutive thirty (30) Trading Day period at any time during the five (5) year period from the Jersey Closing. In the event that the Earnout Company Shares have not vested on or prior to the date which is five (5) years following the Jersey Closing, all Earnout Company Shares shall automatically be redesignated as redeemable shares and then immediately redeemed and cancelled in accordance with the provisions of the A&R PubCo Charter and the Jersey Companies Law. The share certificates (if any are issued) representing the Earnout Company Shares shall be stamped or otherwise imprinted with, and each book-entry account evidencing any Earnout Company Shares must bear, a legend relating to the Transfer restrictions imposed by this Section 3.1(b)(iii), in addition to any other applicable legends.

(iv) Excluded Company Shares. Each Excluded Company Share that is issued and outstanding immediately prior to the Jersey Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, without any conversion thereof and no consideration shall be paid with respect thereto.

(v) Jersey Merger Sub Shares. Each Jersey Merger Sub Share that is issued and outstanding immediately prior to the Jersey Effective Time shall no longer be issued and shall automatically be cancelled and shall cease to exist, without any conversion thereof.

(vi) Termination of the Shareholders’ Agreement. The Company, PubCo, and the Jersey Merger Sub hereby acknowledge and agree that, effective at the Jersey Effective Time, the Shareholders’ Agreement shall automatically, and without any further action by any of the Parties or the Company Shareholders, terminate in full and become null and void and of no further force and effect.

(vii) Authorization on Behalf of SPAC. The Parties acknowledge and agree that notwithstanding anything to the contrary contained in this Agreement, any consent, waiver or amendment with respect to the restrictions set forth in this Section 3.1(b) shall require the prior written consent of Sponsor.

(c) No Liability. Notwithstanding anything to the contrary in this Section 3.1, none of the Surviving Companies, PubCo, the Company or any other Party shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(d) Fractional Shares. Notwithstanding anything to the contrary contained herein, no fraction of a PubCo Ordinary Share will be issued, in any form, by virtue of this Agreement, the Mergers or the Transactions, and each Person who would otherwise be entitled to a fraction of a PubCo Ordinary Share (after aggregating all fractional PubCo Ordinary Shares that would otherwise be received by such Person) shall instead have the number of PubCo Ordinary Shares issued to such Person rounded down to the nearest whole PubCo Ordinary Share. No cash settlements shall be made with respect to fractional shares eliminated by rounding.

(e) Transfer Formalities.

(i) In connection with Section 3.1(b)(i), each Company Shareholder shall be deemed to have appointed PubCo (acting by any one director of PubCo) to be its duly appointed agent with full power to execute, complete and deliver in the name and on behalf of such Company Shareholder all documents necessary to give effect to the transfer of the Company Ordinary Shares held by such Company Shareholder pursuant to Section 3.1(b)(i).

(ii) The parties shall ratify and confirm whatever the person appointed pursuant to Section 3.1(e)(i) shall do or purport to do by virtue of Section 3.1(e)(i) in good faith and PubCo shall (subject to applicable law) indemnify such person against all actions, proceedings, claims, costs, expenses and liabilities of every description arising from the exercise or the purported exercise in good faith of any of the powers conferred by this Section 3.1(e).

(iii) The appointment referred to in Section 3.1(e)(i) shall be irrevocable and any transfer taken in accordance with Section 3.1(e) shall be valid for all purposes.

3.2 Treatment of Company Equity Awards.

(a) Company Options. As of the Jersey Effective Time, each Company Option that has not been exercised shall be cancelled without any action on the part of any holder or beneficiary thereof for no consideration in accordance with its terms.

(b) Conditional Awards. As of the Jersey Effective Time, each Company Equity Award consisting of a restricted share unit award or any other conditional right to receive Company Ordinary Shares subject to time-based, performance, or other vesting restrictions (each, a “Conditional Award”) that is outstanding immediately prior to the Jersey Effective Time shall, automatically and without any required action on the part of any holder or beneficiary thereof, be assumed by PubCo and converted into a conditional award denominated in PubCo Ordinary Shares (each, a “Converted Conditional Award”). Each Converted Conditional Award shall continue to have and be subject to substantially the same terms and conditions as were applicable to the corresponding Conditional Award immediately prior to the Jersey Effective Time (including vesting conditions and dividend equivalent rights); provided that each Converted Conditional Award which is vested or will vest in connection with the consummation of the Transactions (including in connection with the expiration of the six-month lock-up period contemplated by Section 3.1(b)(ii)) (“Vested Company Equity Awards”) shall cover that number of PubCo Ordinary Shares equal to the product (rounded down to the nearest whole number) of (A) the number of Company Ordinary Shares underlying such Converted Conditional Award (calculated consistent with the terms thereof as if vesting on the date of the Jersey Effective Time) and (B) the Company Exchange Ratio.

(c) Treatment of Company Share Plans. Effective as of the Jersey Effective Time, the board of directors of PubCo shall cause PubCo to assume the Company Share Plans, and all references to “Company” in the Company Share Plans and the documents governing the Company Share Plans after the Jersey Effective Time will be deemed references to PubCo. PubCo shall, upon vesting of the Converted Conditional Awards which are not Vested Company Equity Awards, issue or cause to be issued the appropriate number of PubCo Ordinary Shares under the PubCo Equity Incentive Plan, as reasonably determined in good faith by the board of directors of PubCo in accordance with the terms of such Converted Conditional Awards and the applicable Company Share Plan. As of the Jersey Effective Time, the Company will cease granting awards under the Company Share Plans; however, as applicable, the Company Equity Awards will remain subject to the terms of the applicable Company Share Plan.

(d) PubCo Top Up Awards. As soon as reasonably practicable following the filing of the applicable Form S-8 registration statement for the PubCo Equity Incentive Plan, the board of directors of PubCo shall cause PubCo to issue the Company Top Up Awards under the PubCo Equity Incentive Plan, which Company Top Up Awards (i) shall vest and be settled following the expiration of the six-month lock-up period contemplated by Section 3.1(b)(ii); and (ii) shall each be denominated in the number of PubCo Ordinary Shares equal to the product (rounded down to the nearest whole number) of (A) the number of Company Top Up Awards for such employee as set forth in Section 3.2(d) of the Company Disclosure Letter and (B) the Company Exchange Ratio. The grant of each Company Top Up Award shall be subject to and conditioned upon the applicable employee recipient thereof executing a waiver of any further rights or awards of any Company Ordinary Shares or PubCo Ordinary Shares issuable under or pursuant to the Company Share Plans.

(e) PubCo Earnout RSUs. As soon as reasonably practicable following the filing of the applicable Form S-8 registration statement for the PubCo Equity Incentive Plan, the board of directors of PubCo shall cause PubCo to issue to each holder of a Vested Company Equity Award who remains employed by PubCo or one of its subsidiaries a new award in the form of restricted stock units under the PubCo Equity Incentive Plan (“PubCo Earnout RSUs”). Each such holder of Vested Company Equity Awards will be entitled to receive a number of PubCo Earnout RSUs equal to the number of Earnout Company Shares such holder would have received if he or she had been entitled to the Per Share Jersey Merger Consideration in respect of the number of Company Ordinary Shares issuable under the Vested Company Equity Award (including any dividend equivalent rights) held by such holder. The PubCo Earnout RSUs will be subject to the same vesting requirements as the Earnout Company Shares as set forth above in Section 3.1(b)(iii); provided that the vesting of such PubCo Earnout RSUs will also be subject to such recipient’s continuous employment or service through the applicable vesting date of such PubCo Earnout RSUs.

(f) PubCo Retention Awards. As soon as reasonably practicable following the filing of the applicable Form S-8 registration statement for the PubCo Equity Incentive Plan, the board of directors of PubCo shall cause PubCo to issue the PubCo Retention Awards under the PubCo Equity Incentive Plan, which PubCo Retention Award shall vest and be settled in a manner substantially consistent with the terms set forth in the Company MIP.

(g) Company Actions. Prior to the Jersey Effective Time, the Company Board (or, if appropriate, any committee administering the Company Share Plans or the Company Equity Awards) and the board of directors of PubCo shall take all actions necessary (including adopting such appropriate resolutions of the relevant board of directors or committee ) under or in connection with the Company Share Plans and the PubCo Equity Incentive Plan (and the underlying grant, award or similar agreements), (i) to cause PubCo to assume the Company Share Plans and the Company Equity Awards in accordance with this Section 3.2, (ii) to effectuate the treatment of the Company Equity Awards set forth in this Section 3.2, and (iii) so that after the Jersey Effective Time, no recipient of any Company Equity Award, any beneficiary thereof, nor any other participant in any Company Share Plan shall have any right thereunder to acquire any securities of the Company or PubCo or to receive any payment or benefit with respect to any Company Equity Award previously granted under Company Share Plans, except as expressly provided in Section 3.2(b).

3.3 Satisfaction of Rights. All securities issued upon the cancellation of SPAC Shares or Company Ordinary Shares in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such securities; provided that any restrictions on the sale and transfer of SPAC Shares shall also apply to the PubCo Ordinary Shares so issued in exchange.

3.4 Lost, Stolen or Destroyed Certificates. In the event any certificates representing SPAC Shares (if any) or the Company Ordinary Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of such fact and indemnity by the Person claiming such certificate to be lost, stolen or destroyed, PubCo shall issue, in exchange for such lost, stolen or destroyed certificates, as the case may be, such securities, as may be required pursuant to Section 3.1.

3.5 Share Transfer Books. At the Cayman Effective Time, the register of members of SPAC maintained by Continental Stock Transfer & Trust Company shall be closed, and there shall be no further registration of transfers of SPAC Shares on the records of SPAC until after the Cayman Closing. From the Cayman Effective Time, Maples Corporate Services Limited shall maintain the register of members of the Surviving Cayman Company. At the Jersey Effective Time, the register of members of the Company shall be closed, and there shall be no further registration of transfers of Company Ordinary Shares on the records of the Company until after the Jersey Closing.

3.6 Dissenters’ Rights.

(a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the Cayman Companies Act, SPAC Ordinary Shares that are issued and outstanding immediately prior to the Cayman Effective Time and that are held by SPAC Shareholders who shall have validly exercised their dissenters’ rights for such SPAC Ordinary Shares in accordance with Section 238 of the Cayman Companies Act, and otherwise complied with all of the provisions of the Cayman Companies Act relevant to the exercise and perfection of dissenters’ rights (the “Dissenting SPAC Shares,” and the holders of such Dissenting SPAC Shares being the “Dissenting SPAC Shareholders”) shall be automatically cancelled and cease to exist at the Effective Time and shall thereafter represent only the right to be paid by SPAC the fair value of such Dissenting SPAC Shares and such other rights provided pursuant to Section 238 of the Cayman Companies Act and shall not be converted into, and such Dissenting SPAC Shareholders shall have no right to receive, the applicable Per Share Cayman Merger Consideration unless and until such Dissenting SPAC Shareholder fails to perfect or withdraws or otherwise loses his, her or its right to dissenters’ rights under the Cayman Companies Act. The SPAC Ordinary Shares owned by any SPAC Shareholder who fails to perfect or who effectively withdraws or otherwise loses his, her or its dissenters’ rights under Section 238 of the Cayman Companies Act shall cease to be Dissenting SPAC Shares and shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Cayman Effective Time, the right to receive the applicable Per Share Cayman Merger Consideration in accordance with Section 3.1(a), without any interest thereon.

(b) Prior to the Cayman Effective Time, SPAC shall give the Company (i) as promptly as practicable, written notice of any written objections to the Cayman Merger or demands for dissenters’ rights received by SPAC from SPAC Shareholders and any withdrawals of such objections or demands and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such objection or demand for dissenters’ rights under the Cayman Companies Act. SPAC shall not, except with the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), make any offers or payment or otherwise agree or commit to any payment or other consideration with respect to any exercise by a SPAC Shareholder of its rights to dissent from the Cayman Merger or any demands for appraisal or offer or agree or commit to settle or settle any such demands or approve any withdrawal of any such dissenter rights or demands.

(c) Notwithstanding any provision of this Agreement to the contrary, if any SPAC Shareholder gives to SPAC any written objection to the Cayman Merger in accordance with Section 238(2) of the Cayman Companies Act (a “Written Cayman Objection”) (i) SPAC shall, in accordance with Section 238(4) of the Cayman Companies Act, as promptly as practicable, give written notice of the authorization of the Cayman Merger (the “Authorization Notice”) to each such SPAC Shareholder who has made a Written Cayman Objection and provide a copy of the same to the Company and (ii) unless the Company elects in writing to waive this Section 3.6(c), no Party shall be obligated to effect the Cayman Closing and the Plan of Cayman Merger shall not be filed with the Cayman Registrar until at least twenty (20) days shall have elapsed since the date on which the Authorization Notice is given (being the period allowed for written notice of an election to dissent under Section 238(5) of the Cayman Companies Act, as referred to in Section 239(1) of the Cayman Companies Act), but in any event subject to the satisfaction or, to the extent permissible, waiver of all of the conditions set forth in ARTICLE X as of such date.

(d) Prior to the Jersey Effective Time, the Company shall give SPAC, as promptly as practicable, (i) written notice of any objections to the Jersey Merger received by the Company from Company Shareholders or Creditors and any withdrawals of such objections; and (ii) regular updates as to the status of any negotiations or proceedings with respect to any such objection under the Jersey Companies Law. The Company shall not, except with the prior written consent of SPAC (not to be unreasonably withheld, conditioned or delayed) (A) enter into any agreement with any Company Shareholder or Creditor with respect to any exercise by a Company Shareholder or Creditor of its, his or her rights to object to the Jersey Merger or (B) take any of the other actions set forth on Section 3.6(d) of the Company Disclosure Letter.

3.7 Appointment of Transfer Agent. Prior to the Cayman Closing and the Jersey Closing, PubCo shall appoint a transfer agent acceptable to SPAC (the “Transfer Agent”), as its agent, for the purpose of exchanging SPAC Shares and Company Ordinary Shares for PubCo Ordinary Shares. The Transfer Agent shall exchange SPAC Shares and Company Ordinary Shares for PubCo Ordinary Shares, in each case, in accordance with the terms of this Agreement and, to the extent applicable, the Plan of Cayman Merger, the Cayman Companies Act, the Jersey Companies Law, customary transfer agent procedures and the rules and regulations of the DTC, in each case, in a form approved by SPAC and the Company.

3.8 Exchange of Book-Entry Shares.

(a) Exchange Procedures.

(i) At the Cayman Effective Time and the Jersey Effective Time, PubCo shall issue all PubCo Ordinary Shares to be issued as the applicable Per Share Merger Consideration.

(ii) At or prior to the Cayman Effective Time or the Jersey Effective Time, as applicable, PubCo shall deliver to the Transfer Agent written instructions to issue, at the Cayman Effective Time or the Jersey Effective Time, as applicable, in uncertificated book-entry form (A) the Per Share Cayman Merger Consideration in exchange for, and upon cancellation of, each issued and outstanding SPAC Class A Ordinary Share; and (B) the Per Share Jersey Merger Consideration in exchange for, and upon transfer of, each issued and outstanding Company Ordinary Share, respectively.

(iii) The PubCo Ordinary Shares to be delivered as the Per Share Merger Consideration shall be settled through DTC and issued in uncertificated book-entry form through the customary procedures of DTC, unless a physical PubCo Ordinary Share is required by applicable Law, in which case PubCo and the Company shall jointly cause the Transfer Agent to promptly send certificates representing such PubCo Ordinary Shares to such holder. If payment of the Per Share Merger Consideration is to be made to a Person other than the Person in whose name the cancelled SPAC Ordinary Share or transferred Company Ordinary Share, as applicable, in exchange therefor is registered, it shall be a condition of payment that (i) the Person requesting such exchange present proper evidence of transfer or shall otherwise be in proper form for transfer; and (ii) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Per Share Merger Consideration to a Person other than the registered holder of the SPAC Ordinary Share cancelled or Company Ordinary Share transferred or shall have established to the reasonable satisfaction of PubCo and SPAC that such Tax either has been paid or is not applicable.

(b) Distributions with Respect to Unexchanged PubCo Ordinary Shares. All PubCo Ordinary Shares to be issued as the Per Share Merger Consideration shall be deemed issued and outstanding as of each of the Cayman Effective Time and the Jersey Effective Time. Subject to the effect of escheat, Tax or other applicable Laws, the holder of whole PubCo Ordinary Shares issued in exchange for SPAC Ordinary Shares or Company Ordinary Shares pursuant to Section 3.1(a) or Section 3.1(b), respectively, will be promptly paid, without interest (subject to any applicable withholding Tax), the amount of dividends or other distributions with a record date after the Cayman Effective Time or Jersey Effective Time, respectively, and theretofore paid with respect to such whole PubCo Ordinary Shares.

(c) Adjustments to Per Share Merger Consideration. The applicable Per Share Merger Consideration shall be adjusted to reflect appropriately the effect of any stock split, share sub-division, reverse stock split, share consolidation, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to SPAC Ordinary Shares or Company Ordinary Shares occurring on or after the date of this Agreement and prior to the Cayman Effective Time or Jersey Effective Time, respectively.

(d) Termination of Fund. At any time following the first (1st) anniversary of the Jersey Closing Date, PubCo shall be entitled to require the Transfer Agent to deliver to it any funds or other property (including any interest received with respect thereto) that had been made available to the Transfer Agent and which have not been disbursed in accordance with this ARTICLE III, and thereafter Persons entitled to receive payment pursuant to this ARTICLE III shall be entitled to look only to PubCo (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the delivery of any Per Share Merger Consideration and payment of any dividends or other distributions to which such holder is entitled pursuant to Section 3.1(a) or Section 3.1(b), in each case, without interest (subject to any applicable withholding Tax), that may be deliverable or payable upon cancellation or transfer of any SPAC Ordinary Shares or Company Ordinary Shares, as applicable, held by such holders, as determined pursuant to this Agreement, without any interest thereon.

3.9 Taking of Necessary Action; Further Action. If, at any time after the Cayman Effective Time or the Jersey Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Cayman Company and the Surviving Jersey Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of SPAC and Cayman Merger Sub or of the Company and Jersey Merger Sub, respectively, the officers and directors of SPAC and PubCo are fully authorized in the name of their respective entities to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

3.10 Tax Consequences. The Parties hereby agree and acknowledge that for U.S. federal income tax purposes, (a) it is intended that the Mergers (including the issuance of any Earnout Shares), taken together with other relevant transactions (including the PIPE Investment), collectively, constitute an integrated transaction described in Section 351 of the Code, and (b) PubCo will be treated as a corporation under Section 367(a) of the Code with respect to the transfer of SPAC Ordinary Shares and Company Ordinary Shares to PubCo in connection with the Mergers (other than a transfer by a shareholder that is a “United States person” that owns directly or by attribution five percent (5%) or more of PubCo (by vote or value) as determined under Treasury Regulations Section 1.367(a)-3(b)(1)(i) and that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8) (clauses (a) and (b), together, the “Intended Tax Treatment”). The Parties further acknowledge that each of the Cayman Merger and the Jersey Merger may also independently qualify as a “reorganization” under Section 368(a) of the Code, and in such event, this Agreement shall constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

3.11 Release of Funds from Trust Account. Subject to the terms and conditions of the Trust Agreement, each Party shall use commercially reasonable efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to cause the funds held in the Trust Account to be released simultaneously with, or as promptly as practicable after, the Cayman Closing.

3.12 Withholding. SPAC, PubCo, the Company, the Transfer Agent and any other applicable withholding agent shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any consideration payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Tax Law. Other than with respect to any compensatory payments subject to payroll withholding, the Person intending to withhold shall use commercially reasonable efforts to notify the Person to whom amounts would otherwise be payable of any amounts that it intends to deduct and withhold at least five (5) Business Days prior to the payment with respect to which such amounts will be withheld (which notice shall set forth a description of the factual and legal basis for such withholding) and SPAC, PubCo and the Company shall cooperate in good faith to eliminate or reduce any such deduction or withholding (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding). To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE IV.
CAYMAN CLOSING; JERSEY CLOSING

4.1 Closing. Subject to the satisfaction or waiver of the conditions set forth in ARTICLE X, the closing of the Cayman Merger (the “Cayman Closing”) and the closing of the Jersey Merger (the “Jersey Closing”) shall occur on the third (3rd) Business Day following the satisfaction or, to the extent legally permissible, waiver of the conditions set forth in ARTICLE X (other than those conditions that by their nature are to be fulfilled at the Cayman Closing or the Jersey Closing, as applicable, but subject to the satisfaction of or, to the extent legally permissible, waiver by the Party benefitting from, such conditions), or at such other date as SPAC, PubCo and the Company may agree in writing. The date of the Cayman Closing shall be referred to herein as the “Cayman Closing Date.” The date of the Jersey Closing shall be referred to herein as the “Jersey Closing Date.” Each of the Cayman Closing and Jersey Closing shall take place virtually or at such place as SPAC, PubCo and the Company may agree in writing, and at such times on the Cayman Closing Date and the Jersey Closing Date as SPAC, PubCo and the Company agree in writing.

ARTICLE V.
REPRESENTATIONS AND WARRANTIES OF SPAC

Except as set forth in (a) the disclosure letter delivered by SPAC to the Company and PubCo on the date of this Agreement (the “SPAC Disclosure Letter”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, or (b) the SEC Reports that are available at least two (2) Business Days prior to the date of this Agreement on the SEC’s website through EDGAR (excluding any disclosures in such SEC Reports under the headings “Risk Factors,” “Forward-Looking Statements” or “Qualitative Disclosures About Market Risk” and other disclosures that are predictive, cautionary or forward looking in nature, and excluding, for the avoidance of doubt, any content of such SEC Reports that have been redacted or omitted pursuant to applicable Law) (it being acknowledged that nothing disclosed in such SEC Reports will be deemed to modify or qualify the representations and warranties set forth in Section 5.1, Section 5.2, or Section 5.5(a)), SPAC represents and warrants to PubCo and the Company as of the date of this Agreement and as of the Cayman Closing, as follows:

5.1 Organization and Standing. SPAC is duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation. SPAC has the requisite corporate power and authority to own and operate its properties and assets, to carry on its business as presently conducted and contemplated to be conducted. SPAC is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified, licensed, or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a SPAC Material Adverse Effect. Prior to the date of this Agreement, SPAC has made available to the Company accurate and complete copies of the SPAC Memorandum, including all amendments thereto as in effect as of the date of this Agreement.

5.2 Authorization; Binding Agreement. All corporate action on the part of each of SPAC, the SPAC Board and the SPAC Shareholders for the (a) authorization, execution and delivery by SPAC of this Agreement and the Ancillary Documents to which it is or will be a party, (b) consummation of the Cayman Merger and the other Transactions and (c) performance of all of SPAC’s obligations hereunder or thereunder has been taken or will be taken prior to the Cayman Closing, subject to (i) obtaining the Required Shareholder Approval, (ii) the filing of the Cayman Merger Filing Documents and (iii) the receipt of the Regulatory Approvals. This Agreement has been, and each Ancillary Document to which SPAC is a party has been or shall be when delivered, duly and validly executed and delivered by SPAC and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of SPAC, enforceable against SPAC in accordance with its terms, except (x) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting enforcement of creditors’ rights generally and (y) as limited by Laws relating to the availability of specific performance, injunctive relief or other equitable remedies or by general principles of equity (collectively, the “Enforceability Exceptions”). The SPAC Board, either (A) at a duly called and held meeting or (B) by way of written resolution, has unanimously (i) determined that this Agreement and the Cayman Merger and the other Transactions are advisable and in the best interests of, SPAC, (ii) approved this Agreement, the Cayman Merger and the other Transactions in accordance with the Cayman Companies Act and the SPAC Memorandum, (iii) approved the Transactions as a Business Combination, (iv) directed that this Agreement and the Shareholder Approval Matters be submitted to the SPAC Shareholders for adoption and approval, and (v) resolved to recommend that the SPAC Shareholders adopt this Agreement and approve the Shareholder Approval Matters (collectively, the “SPAC Recommendation”).

5.3 Governmental Approvals. Assuming the accuracy of the representations made by the Acquisition Entities in ARTICLE VI and the Company in ARTICLE VII, no Consent of any Governmental Authority on the part of SPAC is required in connection with the valid execution and delivery of this Agreement or any Ancillary Document, or the consummation of the Cayman Merger or any of the other Transactions, except for (a) such filings or notices as may be required under the Securities Act or under applicable state securities Laws, (b) the filing of the Cayman Merger Filing Documents, (c) the Regulatory Approvals, and (d) where the failure to obtain such Consents, individually or in the aggregate, has not had, and would not reasonably be expected to have, a SPAC Material Adverse Effect.

5.4 Non-Contravention. SPAC is not in material violation of any term of the SPAC Memorandum. SPAC is not in violation of any term or provision of any Governmental Order to which it is party or by which it is bound which has had or would reasonably be expected to have, individually or in the aggregate, a SPAC Material Adverse Effect. The execution and delivery by SPAC and the performance by SPAC of its obligations pursuant to this Agreement and the Ancillary Documents to which it is or will be a party will not result in, by the giving of notice, the lapse of time or otherwise, (a) any violation of, conflict with, or except for (i) obtaining the Required Shareholder Approval, (ii) the filing of the Cayman Merger Filing Documents and (iii) the receipt of the Regulatory Approvals, require any Consent or constitute a default under (1) the SPAC Memorandum, (2) any Contract to which SPAC is a party or by which any of SPAC’s assets are bound or (3) any applicable Law, Permit or Governmental Order, nor (b) the creation of any Lien upon any of the properties or assets of SPAC (other than Permitted Liens), except, in the case of clauses (a)(2), (a)(3) and (b), to the extent that the occurrence of the foregoing has not had, and would not reasonably be expected to have, individually or in the aggregate, a SPAC Material Adverse Effect.

5.5 Capitalization.

(a) SPAC is authorized to issue (i) 550,000,000 SPAC Ordinary Shares, consisting of (A) 500,000,000 SPAC Class A Ordinary Shares; and (B) 50,000,000 SPAC Class B Ordinary Shares; and (ii) 5,000,000 SPAC Preference Shares. The issued and outstanding SPAC Ordinary Shares as of the date of this Agreement consist of (x) 28,180,000 SPAC Class A Ordinary Shares, of which (A) 27,600,000 were issued in the SPAC’s initial public offering (“IPO”) and are subject to possible redemption and (B) 580,000 were issued to, and are currently owned by, Sponsor pursuant to a private placement consummated simultaneously with the closing of the IPO, and (y) 6,900,000 SPAC Class B Ordinary Shares. There are no issued or outstanding SPAC Preference Shares. The 28,180,000 SPAC Class A Ordinary Shares and 6,900,000 SPAC Class B Ordinary Shares currently constitute the whole of the issued share capital of the SPAC. All outstanding SPAC Ordinary Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under applicable Law, the SPAC Memorandum or any Contract to which SPAC is a party. None of the outstanding SPAC Ordinary Shares has been issued in violation of any applicable securities Laws. Prior to giving effect to the Transactions, SPAC does not have any Subsidiaries or own any equity interests in any other Person. SPAC does not own any SPAC Ordinary Shares as treasury shares.

(b) Except as set forth in this Section 5.5 or as contemplated by this Agreement or the Ancillary Documents, there are no (i) outstanding options, warrants, units, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued securities of SPAC, (B) obligating SPAC to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for any securities of SPAC, or (C) obligating SPAC to grant, extend or enter into any option, warrant, call, subscription or other right, agreement, arrangement or commitment for such securities of SPAC. Other than the Redemption Rights or as expressly set forth in this Agreement, there are no outstanding obligations of SPAC to repurchase, redeem or otherwise acquire any securities of SPAC or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as contemplated by this Agreement or the Ancillary Documents, there are no shareholders agreements, voting trusts or other agreements or understandings to which SPAC is a party with respect to the voting of any securities of SPAC.

(c) As of the date of this Agreement, (i) SPAC does not have any Indebtedness other than the SPAC Loans, and (ii) no Indebtedness of SPAC contains any restriction upon (A) the prepayment of any of such Indebtedness, (B) the incurrence of Indebtedness by SPAC, (C) the ability of SPAC to grant any Lien on its properties or assets, or (D) the consummation of the Transactions.

(d) Since the date of incorporation of SPAC, and except as contemplated by this Agreement, SPAC has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and the SPAC Board has not authorized any of the foregoing.

5.6 SEC Filings; SPAC Financials; Internal Controls.

(a) SPAC, since the IPO and through the date of this Agreement, has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by SPAC with the SEC under the Securities Act and the Exchange Act (collectively, and together with any amendments, restatements or supplements thereto, the “SEC Reports”), which SEC Reports are all available on the SEC’s website through EDGAR, and will file all such SEC Reports required to be filed or furnished subsequent to the date of this Agreement.

(b) The SEC Reports (x) were prepared in all material respects in accordance with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations promulgated thereunder, as applicable, and (y) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. As used in this Section 5.6, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC.

(c) As of the date of this Agreement, the SPAC Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed on Nasdaq under the symbol “CAEP.” Since the IPO, SPAC has complied in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq. There is no action or proceeding pending or, to the Knowledge of SPAC, threatened against SPAC, by Nasdaq, the SEC or the Financial Industry Regulatory Authority with respect to any intention by such entity to suspend, prohibit, deregister or terminate the listing of the SPAC Class A Ordinary Shares. SPAC has not received any written deficiency notice from the Nasdaq relating to the continued listing requirements of SPAC Class A Ordinary Shares. None of SPAC or its Affiliates has taken any action in an attempt to terminate the registration of the SPAC Class A Ordinary Shares under the Exchange Act except as contemplated by this Agreement.

(d) The financial statements and notes of SPAC contained or incorporated by reference in the SEC Reports (the “SPAC Financials”), fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity, and cash flows of SPAC at the respective dates of and for the periods referred to in such financial statements, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K under the Securities Act, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable).

(e) Except as and to the extent reflected or reserved against in the SPAC Financials, SPAC has not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP, other than (i) Liabilities incurred since SPAC’s incorporation in the Ordinary Course or (ii) Liabilities or obligations incurred pursuant to this Agreement. SPAC has no off-balance sheet arrangements that are not disclosed in the SEC Reports. As of the date of this Agreement, no financial statements of any Person other than those of SPAC are required by GAAP to be included in the SPAC Financials.

(f) Since the IPO, (i) SPAC has not received any complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of SPAC or its internal accounting controls, including any such complaint, allegation, assertion or claim that SPAC has engaged in questionable accounting or auditing practices and (ii) there have been no internal unresolved, material investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, the SPAC Board or any committee thereof.

(g) SPAC has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) that are designed to ensure that material information relating to SPAC and other material information required to be disclosed by SPAC in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to SPAC’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure. Such disclosure controls and procedures are effective in timely alerting SPAC’s principal executive officer and principal financial officer to material information required to be included in SPAC’s periodic reports required under the Exchange Act.

(h) SPAC maintains systems of internal accounting controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) that are sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures that are sufficient to provide reasonable assurance: (i) that SPAC maintains records that in reasonable detail accurately and fairly reflect, in all material respects, its transactions and dispositions of assets; (ii) that transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) that transactions are executed, and access to assets is permitted, in accordance with management’s general or specific authorization; and (iv) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Neither SPAC nor SPAC’s independent auditors identified or have been made aware of any “significant deficiencies” or “material weaknesses” (as defined by the PCAOB) in the design or operation of SPAC’s internal controls over financial reporting which would reasonably be expected to adversely affect SPAC’s ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated. SPAC has no Knowledge of any fraud or whistle-blower allegations, whether or not material, that involve management or other employees or consultants who have or had a significant role in the internal control over financial reporting of SPAC. Since the IPO, there have been no material changes in SPAC’s internal control over financial reporting.

(i) There are no outstanding loans or other extensions of credit made by SPAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of SPAC, in their capacity as such, and SPAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(j) As of the date of this Agreement, there are no outstanding comments from the SEC with respect to the SEC Reports. To the Knowledge of SPAC, none of the SEC Reports filed on or prior to the date of this Agreement is subject to ongoing SEC review or investigation as of the date of this Agreement.

5.7 Absence of Certain Changes. SPAC has, (a) since its incorporation, conducted no business other than its incorporation, the public offering of its SPAC Class A Ordinary Shares (and the related private offering), public reporting and its search for an initial Business Combination as described in the IPO Prospectus (including the investigation of PubCo and the negotiation and execution of this Agreement) and related activities and (b) since the IPO, not been subject to a SPAC Material Adverse Effect.

5.8 Compliance with Laws. SPAC (a) is, and has since its incorporation been, in compliance with all Laws applicable to it and the conduct of its business in all material respects, (b) has not received written notice alleging any violation of applicable Law in any material respect by SPAC and (c) is not under investigation with respect to any violation or alleged violation of any Law or Governmental Order of any Governmental Authority.

5.9 Actions; Orders; Permits. There is no Action pending, or, to the Knowledge of SPAC, threatened Action against SPAC, or, to the Knowledge of SPAC, any of its directors or officers (in their capacity as such) or otherwise affecting SPAC or its assets nor is any Governmental Order outstanding, against or involving SPAC, whether at law or in equity, before or by any Governmental Authority, which, in each case, would reasonably be expected to have a SPAC Material Adverse Effect. There is no unsatisfied judgment or open injunction binding upon SPAC that would, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect. There is no Action that SPAC has pending against any other Person. SPAC holds all Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect.

5.10 Taxes and Returns.

(a) SPAC has timely filed, or caused to be timely filed, and will timely file or cause to be timely filed all material Tax Returns required to be filed by it, which Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the SPAC Financials have been established in accordance with GAAP.

(b) There are no audits, examinations, investigations, claims, assessments or other proceedings pending or threatened against SPAC in respect of any Tax, and SPAC has not been notified in writing of any proposed Tax claims or assessments against SPAC (other than, in each case, claims or assessments (i) for which adequate reserves in the SPAC Financials have been established in accordance with GAAP or (ii) that are immaterial in amount).

(c) There are no material Liens with respect to any Taxes upon any of SPAC’s assets, other than Permitted Liens.

(d) SPAC has no outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by SPAC for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(e) SPAC does not have material liability for the Taxes of any Person (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), (ii) as a transferee or successor or (iii) by contract (except, in each case, for Liabilities pursuant to commercial Contracts not primarily relating to Taxes).

(f) SPAC has not has taken, or agreed to take, any action not contemplated by this Agreement and/or any Ancillary Documents to which it is a party that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment. To the Knowledge of SPAC, there are no facts or circumstances that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment.

5.11 Employees, Contractors and Benefit Plans. SPAC has never (a) had any employees, (b) retained any contractors (except for any directors of the SPAC Board who constitute contractors and are retained solely in respect of duties as such directors), other than legal, accounting, financial, capital markets, and similar advisors in the Ordinary Course or (c) maintained, sponsored, contributed to or otherwise had any Liability with respect to, any Benefit Plans. Other than payment obligations with respect to directors’ fees and reimbursement of any reasonable out-of-pocket expenses incurred by SPAC’s officers and directors in connection with activities on SPAC’s behalf, neither SPAC nor its Affiliates have any Liability to any officer or director of SPAC (in their capacity as such).

5.12 Properties. SPAC does not own, license or otherwise have any right, title or interest in any material Intellectual Property. SPAC does not own or lease any material real property or Personal Property.

5.13 Material Contracts.

(a) Other than this Agreement and the Ancillary Documents to which SPAC is a party as of the date of this Agreement or such other Ancillary Documents that SPAC shall execute after the date of this Agreement and which are attached as exhibits hereto, Section 5.13(a) of the SPAC Disclosure Letter set forth a true, correct and complete list of the Contracts to which SPAC is a party or by which any of its properties or assets may be bound, subject or affected, which (i) creates or imposes a Liability greater than $100,000, (ii) may not be canceled by SPAC on less than sixty (60) days’ prior notice without payment of a material penalty or termination fee or (iii) prohibits, prevents, restricts or impairs in any material respect any business practice of SPAC as its business is currently conducted, any acquisition of material property by SPAC, or restricts in any material respect the ability of SPAC from entering into this Agreement or Ancillary Documents or consummating the Transactions (each such Contract, a “SPAC Material Contract”). All SPAC Material Contracts have been made available to the Company.

(b) With respect to each SPAC Material Contract, (i) the SPAC Material Contract was entered into at arms’ length and in the Ordinary Course; (ii) the SPAC Material Contract is legal, valid, binding and enforceable in all material respects against SPAC and, to the Knowledge of SPAC, the other parties thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (iii) SPAC is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by SPAC, or permit termination or acceleration by the other party, under such SPAC Material Contract; (iv) no party to a SPAC Material Contract has given written notice of or, to the Knowledge of SPAC, threatened any potential exercise of termination rights with respect to any SPAC Material Contract; and (v) to the Knowledge of SPAC, no other party to any SPAC Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by SPAC under any SPAC Material Contract.

5.14 Transactions with Affiliates. Section 5.14 of the SPAC Disclosure Letter sets forth a true, correct and complete list of the Contracts and arrangements that are in existence as of the date of this Agreement under which there are any existing or future Liabilities or obligations between SPAC and any (a) present or former director, officer, employee, direct equityholder or Affiliate of SPAC or (b) record or beneficial owner of more than five percent (5%) of outstanding SPAC Ordinary Shares as of the date of this Agreement.

5.15 Finders and Brokers. No broker, finder, investment banker or other Person is entitled to any brokerage, finder’s or other fee or commission from SPAC or any of its Affiliates in connection with the Transactions based upon arrangements made by or on behalf of SPAC or any of its Affiliates, including Sponsor.

5.16 Certain Business Practices.

(a) Neither SPAC, nor any of its Representatives acting on its behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of any applicable Anti-Corruption Laws, (iii) made any other unlawful payment or (iv) since the formation of SPAC, directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder SPAC or assist it in connection with any actual or proposed transaction.

(b) The operations of SPAC are and have been conducted at all times in compliance with Anti-Money Laundering Laws in all applicable jurisdictions, and no Action involving SPAC with respect to any of the foregoing is current, ongoing, pending or, to the Knowledge of SPAC, threatened.

(c) None of SPAC or any of its directors or officers, or, to the Knowledge of SPAC, any other Representative acting on behalf of SPAC is currently identified on a Sanctions List or otherwise currently subject to any Sanctions administered by a Sanctions Authority, and SPAC has not, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any joint venture partner or other Person, in connection with any sales or operations in any Sanctioned Territory or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any Sanctions administered by a Sanctions Authority in the past six (6) years.

5.17 Insurance. Section 5.17 of the SPAC Disclosure Letter lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by SPAC relating to SPAC or its business, properties, assets, directors, officers and employees. All premiums due and payable under all such insurance policies have been timely paid and SPAC is otherwise in material compliance with the terms of such insurance policies. All such insurance policies are in full force and effect, and to the Knowledge of SPAC, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies. There have been no insurance claims made by SPAC. SPAC has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to have a SPAC Material Adverse Effect.

5.18 Information Supplied. The information supplied or to be supplied by SPAC expressly for inclusion or incorporation by reference in the Proxy/Registration Statement or any current report on Form 6-K or Form 8-K or report on Form 20-F, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC), in each case, with respect to the Transactions, shall not: (a) in the case of the Proxy/Registration Statement, on the effective date of the Proxy/Registration Statement, (b) in the case of the Proxy/Registration Statement or any current report on Form 8-K, any current report on Form 6-K or any report on Form 20-F, when filed, made available, mailed or distributed, as the case may be, and (c) in the case of the Proxy/Registration Statement, at the time of the Extraordinary General Meeting and the Cayman Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. All documents that SPAC is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, SPAC makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the Company, the Acquisition Entities, or any of their respective Affiliates.

5.19 Trust Account. As of the date of this Agreement, there is at least $276,000,000 held in the Trust Account. Prior to the Cayman Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement, the SPAC Memorandum and the IPO Prospectus. Amounts in the Trust Account are invested in United States Government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. SPAC has performed all obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of SPAC, enforceable in accordance with its terms, subject to the Enforceability Exceptions. The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any material respect, and to the Knowledge of SPAC, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no separate Contracts, side letters or other arrangements (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the SEC Reports filed, or furnished by SPAC to the Company, to be inaccurate or that would entitle any Person (other than holders of SPAC Class A Ordinary Shares who shall have elected to redeem their SPAC Class A Ordinary Shares pursuant to the SPAC Memorandum) to any portion of the proceeds in the Trust Account prior to the closing of a Business Combination. There are no Actions pending with respect to the Trust Account. SPAC has not released any money from the Trust Account other than as permitted by the Trust Agreement. Following the Cayman Closing, no SPAC Shareholder is or shall be entitled to receive any amount from the Trust Account except to the extent such shareholder shall have elected to redeem its SPAC Class A Ordinary Shares pursuant to the Redemption Rights.

5.20 SPAC Acknowledgment. Except for the representations and warranties expressly made by SPAC in this ARTICLE V (as modified by the SPAC Disclosure Letter) or as expressly set forth in any Ancillary Document, neither SPAC nor any other Person on its behalf makes any express or implied representation or warranty with respect to SPAC or its business, operations, assets or Liabilities, or the Transactions, and SPAC hereby expressly disclaims any other representations or warranties, whether implied or made by SPAC or any of its Representatives. SPAC acknowledges that, except for the representations and warranties expressly made by the Company in ARTICLE VI, PubCo, on behalf of itself or the Merger Subs, in ARTICLE VII, none of the Company, PubCo, Cayman Merger Sub or Jersey Merger Sub is making or has made, communicated or furnished (orally or in writing) any representation, warranty, statement or information to SPAC or its Representatives (including any opinion, information or advice that may have been or may be provided to SPAC or any of its Representatives by any Representative of the Company, PubCo, Cayman Merger Sub or Jersey Merger Sub). SPAC specifically disclaims that they are relying upon or have relied upon any such other representations and warranties that may have been made by any Person and acknowledges and agrees that the Company, PubCo, Cayman Merger Sub and Jersey Merger Sub have specifically disclaimed any such other representations and warranties. Notwithstanding the foregoing provisions of this Section 5.20, nothing in this Section 5.20 shall limit SPAC’s remedies with respect to Fraud Claims in connection with, or arising out of this Agreement, the Ancillary Documents or the Transactions.

ARTICLE VI.
REPRESENTATIONS AND WARRANTIES OF THE ACQUISITION ENTITIES

Each of PubCo, Cayman Merger Sub and Jersey Merger Sub hereby severally (in respect of itself only) represents and warrants to SPAC, (i) as of the date of this Agreement, (ii) as of the Cayman Closing and (iii) (other than in respect of the Cayman Merger Sub) as of the Jersey Closing, as follows:

6.1 Organization and Standing. Each Acquisition Entity is a company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands or the Jersey Companies Law, as applicable. Each Acquisition Entity has the requisite corporate power and authority to own and operate its properties and assets, to carry on its business as presently conducted and contemplated to be conducted. Each Acquisition Entity is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had, and would not reasonably be expected to have, a material adverse effect on the ability of any Acquisition Entity to consummate the Mergers or the other Transactions. Prior to the date of this Agreement, such Acquisition Entity has made available to SPAC accurate and complete copies of its Governing Documents, including all amendments thereto as in effect as of the date of this Agreement.

6.2 Authorization; Binding Agreement. All corporate action on the part of each Acquisition Entity, such Party’s board of directors and the equityholders thereof necessary for the (a) authorization, execution and delivery by such Acquisition Entity of this Agreement and the Ancillary Documents to which it is or will be a party, (b) consummation of the Mergers and the other Transactions and (c) performance of all of such Acquisition Entity’s obligations hereunder or thereunder has been taken or will be taken prior to the Cayman Closing and the Jersey Closing, as applicable subject to (i) the filing of the Cayman Merger Filing Documents and the Jersey Merger Filing Documents, as applicable, and (ii) the receipt of the Regulatory Approvals. This Agreement has been, and each Ancillary Document to which any Acquisition Entity is a party has been or shall be when delivered, duly and validly executed and delivered by such Acquisition Entity and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of such Acquisition Entity, enforceable against such Acquisition Entity in accordance with its terms, except to the extent limited by the Enforceability Exceptions.

6.3 Governmental Approvals. Assuming the accuracy of the representations made by SPAC in ARTICLE V, no Consent of any Governmental Authority on the part of any of the Acquisition Entities is required in connection with the valid execution and delivery of this Agreement or any Ancillary Document to which any Acquisition Entity is a party, or the consummation of the Mergers or any of the other Transactions, except for (a) such filings or notices as may be required under the Securities Act or under applicable state securities Laws, (b) the filing of the Cayman Merger Filing Documents and the Jersey Merger Filing Documents, as applicable, (c) the Regulatory Approvals, and (d) where the failure to obtain such Consents, individually or in the aggregate, has not had, and would not reasonably be expected to have, a material adverse effect on the ability of any Acquisition Entity to consummate the Mergers or the other Transactions.

6.4 Non-Contravention. No Acquisition Entity is in violation of any term of its Governing Documents. No Acquisition Entity is in violation of any term or provision of any Governmental Order by which it is bound which has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of any Acquisition Entity to enter into this Agreement or any of the Ancillary Documents to which it is party or to consummate the Mergers or the other Transactions. The execution and delivery by each Acquisition Entity and the performance by each Acquisition Entity of its obligations pursuant to this Agreement and the Ancillary Documents to which it is or will be a party will not result in, by the giving of notice, the lapse of time or otherwise, (a) any violation of, conflict with, require any Consent or constitute a default under, (i) its Governing Documents, (ii) any Contract to which an Acquisition Entity is a party or by which any Acquisition Entity’s assets are bound or (iii) any applicable Law, Permit or Governmental Order, nor (b) the creation of any Lien upon any Acquisition Entity’s properties or assets except, in the case of clauses (a)(ii), (a)(iii) and (b), to the extent that the occurrence of the foregoing has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of any Acquisition Entity to enter into this Agreement or any of the Ancillary Documents or to consummate the Mergers or the other Transactions.

6.5 Capitalization.

(a) The authorized share capital of PubCo is US$10,100 and consists of 1,000,000 PubCo Ordinary Shares with a par value of US$0.01 each and 10,000 Redeemable Deferred Shares of US$0.01 each, of which two PubCo Ordinary Shares (the “PubCo Ordinary Shares”) are issued and outstanding as of the date of this Agreement. The authorized share capital of Cayman Merger Sub is US$55,500 divided into 555,000,000 shares of $0.0001 par value each, of which one Ordinary Share of $0.0001 par value (the “Cayman Merger Sub Share”) is issued and outstanding as of the date of this Agreement. The authorized share capital of Jersey Merger Sub is US$10,000 and consists of 10,000 Ordinary Shares with a par value of US$1.00 each, of which one Ordinary Share (the “Jersey Merger Sub Share”) is issued and outstanding as of the date of this Agreement. The PubCo Ordinary Shares, the Cayman Merger Sub Share and the Jersey Merger Sub Share, and any PubCo Ordinary Shares and shares of Cayman Merger Sub and Jersey Merger Sub that will be issued pursuant to the Transactions, (i) have been, or will be prior to such issuance, duly authorized and have been, or will be at the time of issuance, validly issued and are fully paid, (ii) were, or will be, issued, in compliance in all material respects with applicable Law, and (iii) were not, and will not be, issued in breach or violation of any preemptive rights or Contract.

(b) Except as set forth in Section 6.5(a), including any PubCo Ordinary Shares and shares of Cayman Merger Sub and Jersey Merger Sub that will be issued pursuant to the Transactions, there are no outstanding options, warrants or other equity appreciation, phantom equity, profit participation or similar rights for the purchase or acquisition from any Acquisition Entity of any share capital of any Acquisition Entity to which any Acquisition Entity is a party.

(c) PubCo does not own or control, directly or indirectly, any interest in any corporation, partnership, limited liability company, association or other business entity, other than, (i) as of the date of this Agreement, Cayman Merger Sub and Jersey Merger Sub, (ii) as of immediately prior to the Cayman Closing Date, Cayman Merger Sub and Jersey Merger Sub and (iii) as of immediately prior to the Jersey Closing Date, the Surviving Cayman Company and Jersey Merger Sub. Neither Cayman Merger Sub nor Jersey Merger Sub owns or controls, directly or indirectly, any interest in any corporation, partnership, limited liability company, association or other business entity.

6.6 Business Activities. Each Acquisition Entity was formed solely for the purpose of effecting the Transactions and has not engaged in any business activities or conducted any operations other than in connection with the Transactions and has no, and at all times prior to the Cayman Closing (with respect to Cayman Merger Sub) and the Jersey Closing (with respect to PubCo and Jersey Merger Sub) except as expressly contemplated by this Agreement or the Ancillary Documents and the Transactions, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

6.7 Absence of Changes. Since the date of its incorporation there has not been, individually or in the aggregate, any Event that has had or would reasonably be expected to have a material adverse effect on any Acquisition Entity or on the ability of any Acquisition Entity to enter into this Agreement and the Ancillary Documents or to consummate the Transactions.

6.8 Actions. (a) There are no Actions pending or, to the Knowledge of the Company, threatened in writing against any Acquisition Entity; and (b) there is no judgment or award unsatisfied against any Acquisition Entity, nor is there any Governmental Order in effect and binding on any Acquisition Entity or its assets or properties that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on any Acquisition Entity or on the ability of any Acquisition Entity to enter into this Agreement and the Ancillary Documents and to consummate the Transactions.

6.9 Finders and Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the Transactions contemplated based upon arrangements made by and on behalf of any Acquisition Entity.

6.10 Investment Company Act. PubCo is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of a Person subject to registration and regulation as an “investment company,” in each case, within the meanings of the Investment Company Act.

6.11 Taxes. None of the Acquisition Entities has taken, or agreed to take, any action not contemplated by this Agreement and/or any Ancillary Documents to which it is a party that could reasonably be expected to prevent, impair or impede the Intended Tax Treatment. To the Knowledge of the Acquisition Entities, there are no facts or circumstances that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment.

6.12 Private Placements. As of the date of this Agreement, there are no agreements, side letters, or arrangements between PubCo or any Acquisition Entity, on the one hand, and any actual or prospective investor, on the other hand, relating to any PIPE Investment.

6.13 Foreign Private Issuer. PubCo is and shall be at all times commencing from the date thirty (30) days prior to the first filing of the Proxy/Registration Statement with the SEC through the Jersey Closing, a foreign private issuer as defined in Rule 405 under the Securities Act.

6.14 Information Supplied. The information supplied or to be supplied by each Acquisition Entity expressly for inclusion or incorporation by reference in the Proxy/Registration Statement, the Resolution Statement or any current report on Form 6-K or Form 8-K or report on Form 20-F, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC), in each case, with respect to the Transactions, (a) shall not, (i) in the case of the Proxy/Registration Statement, on the effective date of the Proxy/Registration Statement, (ii) in the case of the Proxy/Registration Statement or any current report on Form 8-K, any current report on Form 6-K or any report on Form 20-F, when filed, made available, mailed or distributed, as the case may be, and (iii) in the case of the Proxy/Registration Statement, at the time of the Extraordinary General Meeting and the Cayman Effective Time, and (b) did not, in the case of the Resolution Statement, at the time the Resolution Statement was first made available, mailed or distributed, as the case may be, to the Company Shareholders contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. All documents that an Acquisition Entity is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, the Acquisition Entities make no representation, warranty or covenant with respect to any information supplied by or on behalf of SPAC or any of its Affiliates.

ARTICLE VII.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to SPAC the following, except as set forth in the disclosure letter delivered to SPAC by the Company on the date of this Agreement (the “Company Disclosure Letter”), which exceptions shall be deemed to be part of the representations and warranties made hereunder (and any reference in this Agreement or any Ancillary Documents to this ARTICLE VII or any provision thereof shall be deemed to refer to such Article or provision as modified by the Company Disclosure Letter):

7.1 Organization and Standing.

(a) The Company is duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation. The Company is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified, licensed, or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Prior to the date of this Agreement, the Company has made available to SPAC accurate and complete copies of the Company Memorandum and the Governing Documents of each other AIR Company, including, in each case, all amendments thereto as in effect as of the date of this Agreement.

(b) Each of the Company Subsidiaries is duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation. Each Company Subsidiary has the requisite corporate power and authority to own and operate its properties and assets, to carry on its business as presently conducted and contemplated to be conducted, to execute and deliver the Ancillary Documents to which it is or will be a party, and to perform its obligations pursuant hereto, thereto and to its Governing Documents. Each Company Subsidiary is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified, licensed, or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

7.2 Authorization; Binding Agreement. All corporate action on the part of each of the AIR Companies and their and shareholders necessary for the (a) authorization, execution and delivery by the Company (or any other AIR Company, as applicable) of this Agreement and the Ancillary Documents to which it is or will be a party, (b) consummation of the Jersey Merger and the other Transactions and (c) performance of all of the Company’s obligations hereunder or thereunder has been taken or will be taken prior to the Jersey Closing, subject to (i) obtaining the Company Closing Approval, (ii) the filing of the Jersey Merger Filing Documents and (iii) the receipt of the Regulatory Approvals. This Agreement has been, and each Ancillary Document to which the Company (or any other AIR Company, as applicable) is a party has been or shall be when delivered, duly and validly executed and delivered by the Company (or any other AIR Company, as applicable) and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of the Company (or such other AIR Company, as applicable), enforceable against the Company (or such other AIR Company, as applicable) in accordance with its terms, except to the extent limited by the Enforceability Exceptions. The Company Board either: (A) at a duly called and held meeting or (B) by way of written resolution, has unanimously (i) determined that this Agreement and the Jersey Merger and the other Transactions are in the best interests of, the Company, (ii) approved this Agreement, the Jersey Merger and the other Transactions in accordance with the Jersey Companies Law and the Company Memorandum, (iii) directed that this Agreement and the Company Approval Matters be submitted to the Company Shareholders for adoption and approval, and (iv) resolved to recommend that the Company Shareholders adopt this Agreement and approve the Company Approval Matters, and execute and deliver the Special Written Resolution (collectively, the “Company Recommendation”). The Resolution Statement was submitted to the Company Shareholders concurrently with the Special Written Resolution in accordance with Article 127F of the Jersey Companies Law. The Special Written Resolution was passed by the holders of the requisite number of Company Ordinary Shares necessary in accordance with the Company Memorandum and the applicable provisions of the Jersey Companies Law, and otherwise complies with all other requirements of the Company Memorandum and the applicable provisions of the Jersey Companies Law.

7.3 Governmental Approvals. Assuming the accuracy of the representations made by SPAC in ARTICLE V, no Consent of any Governmental Authority on the part of any of the AIR Companies is required in connection with the valid execution and delivery of this Agreement or any Ancillary Document, or the consummation of the Jersey Merger or any of the other Transactions, except for (a) such filings or notices as may be required under the Securities Act or under applicable state securities Laws, (b) the filing of the Jersey Merger Filing Documents, (c) the Regulatory Approvals, and (d) where the failure to obtain such Consents, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

7.4 Non-Contravention. None of the AIR Companies is in material violation of any term of its Governing Documents. None of the AIR Companies is in violation of any term or provision of any Governmental Order to which it is party or by which it is bound which has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The execution and delivery by the Company (or any other AIR Company, as applicable) and the performance by any AIR Company of its obligations pursuant to this Agreement and the Ancillary Documents to which it is or will be a party will not result in, by the giving of notice, the lapse of time or otherwise, (a) any violation of, conflict with, or except for (i) obtaining the Company Closing Approval, (ii) the filing of the Jersey Merger Filing Documents and (iii) the receipt of the Regulatory Approvals, require any Consent or constitute a default under (1) any AIR Company’s Governing Documents, (2) any Contract to which any of the AIR Companies is a party or by which any of AIR Company’s assets are bound or (3) any applicable Law, Permit or Governmental Order, nor (b) the creation of any Lien upon any of the properties or assets of any AIR Company (other than Permitted Liens), except, in the case of clauses (a)(2), (a)(3) and (b), to the extent that the occurrence of the foregoing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

7.5 Capitalization.

(a) The Company is authorized to issue 253,220,000 Company Ordinary Shares. As of the date hereof, the issued share capital of the Company consists of 49,774,855 Company Ordinary Shares. All outstanding Company Ordinary Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under applicable Law, the Company Memorandum or any Contract to which SPAC is a party. None of the outstanding Company Ordinary Shares has been issued in violation of any applicable securities Laws. The Company does not own any Company Ordinary Shares as treasury shares. The Company Shareholders are the legal and beneficial owners of all of the issued Company Ordinary Shares with each Company Shareholder owning the Company Ordinary Shares set forth opposite the name of such Company Shareholder in the corresponding column of Section 7.5 of the Company Disclosure Letter, all of which Company Ordinary Shares are owned by the Company Shareholders free from any Liens other than those imposed under the Company Memorandum or applicable securities Laws.

(b) Except as set forth in this Section 7.5, the Company Equity Awards outstanding as of the date of this Agreement set forth on Section 7.5(b) of the Company Disclosure Letter, and any Company Equity Awards issued after the date of this Agreement in compliance with the terms of this Agreement, or as contemplated by this Agreement or the Ancillary Documents, there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued securities of the Company, (B) obligating the Company to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for any securities of the Company or (C) obligating the Company to grant, extend or enter into any option, warrant, call, subscription or other right, agreement, arrangement or commitment for such securities of the Company, nor are there any Contracts, commitments, arrangements or restrictions to which the Company or, to the Knowledge of the Company, any of the Company Shareholders or any of their respective Affiliates are a party or bound relating to any equity securities of the Company, whether or not outstanding. There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any securities of the Company or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as contemplated by this Agreement or the Ancillary Documents, there are no shareholders agreements, voting trusts or other agreements or understandings to which the Company is a party with respect to the voting of any securities of the Company. With respect to each of the Company Equity Awards outstanding as of the date of this Agreement, Section 7.5(b) of the Company Disclosure Letter sets forth as of the date of this Agreement a list of each outstanding Company Equity Award granted under the Company Share Plans and (i) the name of the holder of such Company Equity Award; (ii) the number of Company Ordinary Shares subject to such outstanding Company Equity Award; (iii) if applicable, the exercise price, purchase price, or similar pricing of such Company Equity Award and maximum number of Company Ordinary Shares issuable in settlement thereof (assuming all such Company Equity Awards vest and, for purposes of settlement thereof, the price per Company Ordinary Share is equal to the Equity Value divided by the number of Fully-Diluted Company Shares); (iv) the date on which such Company Equity Award was granted or issued; (v) the applicable vesting, repurchase, or other lapse of restrictions schedule; and (vi) with respect to Company Options, the date on which such Company Option expires.

(c) Except as set forth on Section 7.5(c), as a result of the consummation of the Transactions, no equity interests of the Company are issuable, and no rights in connection with any interests, warrants, rights, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(d) Since January 1, 2023, the Company has not declared or paid any distribution or dividend in respect of its equity interests and has not repurchased, redeemed or otherwise acquired any equity interests of the Company, and the Company Board has not authorized any of the foregoing.

7.6 Company Subsidiaries. Section 7.6 of the Company Disclosure Letter sets forth the name of each Company Subsidiary, and with respect to each Company Subsidiary (a) its jurisdiction of organization, (b) its authorized shares or other equity interests (if applicable), and (c) the number of issued and outstanding shares or other equity interests and the record holders and beneficial owners thereof. All of the outstanding equity securities of each Company Subsidiary are duly authorized and validly issued, fully paid and non-assessable (if applicable), and were offered, sold and delivered in compliance with all applicable Laws, and owned by one or more of the AIR Companies free and clear of all Liens (other than those, if any, imposed by such Company Subsidiary’s Governing Documents or applicable Laws), and have not been issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or other similar right. There are no Contracts to which the Company or any of the Company Subsidiaries is a party or bound with respect to the voting (including voting trusts or proxies) or transfer of the equity interests of any Company Subsidiary other than the Governing Documents of any such Company Subsidiary. There are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Company Subsidiary is a party or which are binding upon any Company Subsidiary providing for the issuance or redemption of any equity interests of any Company Subsidiary. There are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any Company Subsidiary. No Company Subsidiary has any limitation, whether by Contract, Governmental Order, or applicable Law, on its ability to make any distributions or dividends to its equity holders or repay any debt owed to another AIR Company. Other than the Company Subsidiaries listed on Section 7.6 of the Company Disclosure Letter, no AIR Company has any Subsidiaries. Except for the equity interests of the Company Subsidiaries listed on Section 7.6 of the Company Disclosure Letter, (i) no AIR Company owns or has any rights to acquire, directly or indirectly, any equity interests of, or otherwise control, any Person, (ii) no AIR Company is a participant in any joint venture, partnership or similar arrangement and (iii) there are no outstanding contractual obligations of an AIR Company to provide funds to or make any loan or capital contribution to any other Person.

7.7 Financial Statements.

(a) The Company has made available, or will make available once completed for inclusion in the Proxy/Registration Statement for filing with the SEC, to SPAC (i) the consolidated balance sheet of the AIR Companies as of December 31, 2023 and December 31, 2024, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years then-ended, and including the notes thereto, in each case, audited in accordance with PCAOB standards and the report of PricewaterhouseCoopers Limited Partnership Dubai Branch (collectively, the “Company Audited Financial Statements”); (ii) the unaudited interim condensed consolidated statements of financial position of the AIR Companies covering at least the first two fiscal quarters of the fiscal year ended December 31, 2025, and related condensed consolidated statements of comprehensive income, changes in equity and cash flows for the six-month (or nine-month, if applicable) period then-ended (the “Company Unaudited Financial Statements”) and (iii) any other financial statements to the extent required in accordance with Section 8.6 (following delivery thereof, collectively with the Company Audited Financial Statements and the Company Unaudited Financial Statements, the “Company Financial Statements”). The Company Unaudited Financial Statements including any related notes are, and when delivered the Company Audited Financial Statements will present fairly in all material respects the financial position of the Company as of 31 December 2023 and 31 December 2024, and the results of its operations and its cash flows for each of the two years ended 31 December 2023 and 2024. The Company Unaudited Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board and when delivered the Company Audited Financial Statements will be, prepared in accordance with IFRS as issued by the International Accounting Standards Board applied on a consistent basis throughout the periods indicated, except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of the Company Unaudited Financial Statements to the extent permitted by Regulation S-X or Regulation S-K under the Securities Act, applicable as if the Company was a registrant. The books of account, ledgers, order books, records and other financial documents of the Company accurately and completely reflect all material information relating to the Company’s business, the nature, acquisition, maintenance, location and collection of its assets and the nature of all transactions giving rise to its obligations and accounts receivable.

(b) The Company has in place disclosure controls and procedures that are designed to reasonably ensure that material information relating to the AIR Companies (including any fraud that involves management or other employees who have a significant role in the internal controls of the AIR Companies) is made known to the management of the Company by others within any of the AIR Companies and are effective in recording, processing, summarizing and reporting financial data. The AIR Companies maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(c) Since January 1, 2023, neither the Company nor, to the Knowledge of the Company, any Representative of any of the AIR Companies has received or otherwise had or obtained Knowledge of any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any of the AIR Companies with respect to the Company Financial Statements or the internal accounting controls of any of the AIR Companies, including any written complaint, allegation, assertion or claim that any of the AIR Companies has engaged in questionable accounting or auditing practices. Since January 1, 2023, no attorney representing any of the AIR Companies, whether or not employed by any of the AIR Companies, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by any of the AIR Companies or any of their respective Representatives to the Company Board or the board of directors (or similar governing body) of any of its Subsidiaries or any committee thereof or to any director or officer of any of the AIR Companies.

(d) Since January 1, 2023, none of the AIR Companies has any Liability, absolute or contingent, individually or in the aggregate, that would be required to be set forth on a consolidated balance sheet of the AIR Companies prepared in accordance with IFRS applied and in accordance with past practice, other than (i) Liabilities that have not been and would not reasonably be expected to be, individually or in the aggregate, material to the AIR Companies, taken as a whole, (ii) Liabilities under Contracts incurred in the Ordinary Course (other than due to a breach under such Contracts, or any act or omission that with the giving of notice, the lapse of time or otherwise, would constitute a breach thereunder), (iii) any Company Transaction Expenses, (iv) obligations incurred by the Company’s execution of this Agreement (other than due to a breach hereunder, or any act or omission that with the giving of notice, the lapse of time or otherwise, would constitute a breach hereunder), and (v) Liabilities reflected, or reserved against, in the Company Financial Statements or as set forth in Section 7.7(d) of the Company Disclosure Letter.

(e) As of close of business on the Business Day immediately prior to the date of this Agreement, without duplication, (a) the Indebtedness of the AIR Companies on a consolidated basis, minus (b) all cash and cash equivalents of the AIR Companies on a consolidated basis, is equal to or less than $355,000,000.

7.8 Absence of Certain Changes. Except for actions expressly contemplated by this Agreement, the Ancillary Documents and the Transactions, since the date of the most recent Company Audited Financial Statements (a) there has not been, individually or in the aggregate, any Company Material Adverse Effect, (b) the AIR Companies have conducted their businesses in all material respects in the Ordinary Course (other than with respect to the evaluation of and negotiations in connection with this Agreement and the Transactions); and (c) none of the AIR Companies has sold, assigned or otherwise transferred any right, title or interest in or to any of their respective assets (including ownership in Intellectual Property and IT Systems) valued in excess of $100,000 individually or $250,000 in the aggregate to any Person (other than any of the other AIR Companies) other than in the Ordinary Course.

7.9 Compliance with Laws. Each of the AIR Companies is in compliance with, and has during the three (3) years preceding the date of this Agreement been in compliance with, all applicable Laws, except where such failure to comply has not been, or would not reasonably be expected to be, individually or in the aggregate, material to the AIR Companies taken as a whole. For the past three (3) years, none of the AIR Companies has received any written notice of or, to the Knowledge of the Company, been charged with the violation of any Laws, except where such violation has not been, or would not reasonably be expected to be, individually or in the aggregate, material to the AIR Companies taken as a whole.

7.10 Company Permits. Each AIR Company (and its employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with any AIR Company), holds all Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties (collectively, the “Company Permits”), except where the failure to obtain or maintain the same, individually or in the aggregate, has not been, and would not reasonably be expected to be, material to the AIR Companies, taken as a whole. All fees and charges with respect to the Company Permits have been paid in full. (a) Each material Company Permit is in full force and effect, and no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, (b) no AIR Company is or, with the giving notice, the lapse of time or otherwise, would be in violation or default in any material respect of the terms of any Company Permit and (c) since January 1, 2023, no AIR Company has received any written, or to the Knowledge of the Company, oral notice of any Actions relating to the revocation or material modification of any Company Permit.

7.11 Litigation. Except as set forth in Section 7.11 of the Company Disclosure Letter, as of the date of this Agreement (a) there are no Actions pending or, to the Knowledge of the Company, currently threatened against any of the AIR Companies or their respective assets or properties before any Governmental Authority that (i) question the validity of this Agreement or any Ancillary Document, or the right of the Company to enter into this Agreement or any Ancillary Document, or the right of any of the AIR Companies to perform its obligations contemplated by this Agreement or any Ancillary Document, or (ii) if determined adversely to any AIR Company, would reasonably be expected to be, individually or in the aggregate, material to the AIR Companies taken as a whole or result in any change in the current equity ownership of the Company; (b) none of the AIR Companies is a party or subject to the provisions of any Governmental Order; and (c) there is no Action initiated by any of the AIR Companies currently pending or which any of the AIR Companies currently intends to initiate, except, in the case of each of clauses (b) and (c), as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the AIR Companies.

7.12 Material Contracts.

(a) Section 7.12(a) of the Company Disclosure Letter lists all Contracts to which any AIR Company is a party, by which any AIR Company is bound or to which any AIR Company or any of its assets or properties are subject that are in effect as of the date of this Agreement (other than, except as set forth in Section 7.12(a)(viii) or (xii), Benefits Plans) and constitute or involve the following (together with all amendments, waivers or other changes thereto, each of the following, a “Company Material Contract”):

(i) obligations of, or payments to, any of the AIR Companies of $2,000,000 or more per annum;

(ii) any outstanding Indebtedness (other than capitalized lease obligations incurred in the Ordinary Course) of $100,000 or more, including any convertible debt/equity instruments;

(iii) any real property leasehold interest (“Real Property Lease“);

(iv) any IP Licenses that are required to be listed on Section 7.13(f) of the Company Disclosure Letter;

(v) the grant of rights (other than to wholly-owned AIR Companies) to manufacture, produce, assemble, license or distribute Company Products;

(vi) Contracts with any Governmental Authority;

(vii) Contracts which remain in effect immediately following the Jersey Closing and limit the right of any AIR Company to engage in any line of business or in any geographic area, or to Develop, manufacture, produce, assemble, license or sell any products or services (including the Company Products), or to compete with any Person;

(viii) Contracts with any employee or Contract Worker that (A) provide for annual gross salary in excess of $300,000 (or local currency equivalent); (B) involve any, change of control, transaction bonus, retention or similar type of payment; or (C) are not terminable without any additional severance liability to the AIR Companies (except as required by applicable Law);

(ix) any staffing agreement or any other Contract whereby any AIR Company retains the services of any staffing agency or PEO;

(x) with any labor union, organization, association or body representing any employee (whether engaged through a PEO or otherwise), including any collective bargaining agreement;

(xi) Contracts between (A) on the one hand, any of the AIR Companies, and (B) on the other hand, any Company Shareholder, other than employment Contracts entered into in the Ordinary Course;

(xii) Contracts that in the Company’s determination will be required to be filed with the Proxy/Registration Statement under applicable SEC requirements pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act if the Company was the registrant; and

(xiii) any other Contracts that are material to the AIR Companies or their respective businesses and not previously required to be disclosed pursuant to this Section 7.12(a).

(b) True, correct and complete copies of the Contracts required to be listed on Section 7.12(a) of the Company Disclosure Letter have been delivered to or made available to SPAC prior to the date of this Agreement, together with all amendments thereto.

(c) Except where the failure, individually or in the aggregate, has not been and would not reasonably be expected to be material to the AIR Companies, with respect to each Company Material Contract, (i) such Company Material Contract is valid and binding and enforceable against the AIR Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions), (ii) the consummation of the Transactions will not affect the validity or enforceability of any Company Material Contract, (iii) no AIR Company is in breach or default, and to the Knowledge of the Company, no event has occurred that with the passage of time or giving of notice or both would constitute a breach or default by any AIR Company, or permit termination or acceleration by the other party thereto, under such Company Material Contract, (iv) to the Knowledge of the Company, no other party to such Company Material Contract is in breach or default, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by any AIR Company, under such Company Material Contract, (v) no AIR Company has received or served written or, to the Knowledge of the Company, oral notice of an intention by any party to any such Company Material Contract to terminate such Company Material Contract and (vi) no AIR Company has waived any material rights under any such Company Material Contract.

7.13 Intellectual Property.

(a) Section 7.13(a) of the Company Disclosure Letter sets forth an accurate and complete list of each item of Owned Intellectual Property which is Registered IP, in each case, setting forth (i) the applicable application or registration number, the filing date and jurisdiction of filing, and (ii) the owner (and owner of record if different from the actual owner).

(b) Except as set forth on Section 7.13(b) of the Company Disclosure Letter, no funding, facilities, material, information, Intellectual Property or personnel of a university, college, other educational institution or research center, or Governmental Authority (each a “Designated Entity”) were used, directly or indirectly, in the Development, in whole or in part, of any Owned Intellectual Property that results in such Designated Entity having any right, title or interest (including any usage, license, “march in,” ownership, co-ownership or other rights) in or to any such Owned Intellectual Property.

(c) There are no Actions currently before any Governmental Authority, domain name registrar or other public or quasi-public legal authority anywhere in the world (including before U.S. Patent and Trademark Office, the U.S. Copyright Office, or similar authority anywhere in the world), including any interference, reexamination, cancellation, nullity or opposition proceedings or inventorship challenges, in which any claims have been raised relating to the validity, enforceability, registrability, scope or ownership with respect to any of the Owned Intellectual Property.

(d) The AIR Companies (i) are the sole and exclusive owner of, and possess all right, title, and interest in and to, any and all Owned Intellectual Property, free and clear of all Liens, except for Permitted Liens, and (ii) duly license or otherwise possess the right to use any and all other Intellectual Property used or held for use by, for, or on behalf of the AIR Companies in the operation of or in connection with the business, including the Licensed Intellectual Property. The Company Intellectual Property constitutes all of the Intellectual Property used in or otherwise necessary for the operation of the business of the AIR Companies as conducted prior to the Jersey Closing. The AIR Companies have taken all reasonably necessary actions consistent with applicable Law to maintain and protect the validity and enforceability of each material item of Owned Intellectual Property, including without limitation compliance with all Patent marking requirements arising under applicable Law. To the Knowledge of the Company, except as described in Section 7.13(d) of the Company Disclosure Letter, none of the AIR Companies is a party to or bound by any Contract that materially limits, restricts, or impairs its or their ability to use, sell, transfer, assign, license or convey any of their interests in the Owned Intellectual Property. The Owned Intellectual Property is not subject to joint ownership by any third party.

(e) All of the Owned Intellectual Property that is material to the business of the AIR Companies is enforceable, subsisting, and, to the Knowledge of the Company, valid, and payment of all renewal and maintenance fees that are or have become due with respect thereto have been timely paid by or on behalf of the AIR Companies, and all filings related thereto have been duly made. The AIR Companies have not and are not conducting the business in a manner that would result in (or to the Knowledge of the Company, could reasonably be expected to result in) the cancellation or unenforceability of any material Trademarks that constitute Owned Intellectual Property.

(f) Section 7.13(f) of the Company Disclosure Letter sets forth a true, correct and complete list of all Contracts (i) pursuant to which the AIR Companies use any Licensed Intellectual Property (other than licenses for unmodified, commercially available Software or IT Systems) or (ii) pursuant to which the AIR Companies have granted to a third party any right in or to any Intellectual Property (excluding non-exclusive license agreements entered into in the Ordinary Course with customers and non-exclusive licenses contained in manufacturing agreements, services agreements, distribution agreements, non-disclosure agreements and material transfer agreements entered into in the Ordinary Course) (collectively, the “IP Licenses”). Prior to the date of this Agreement, SPAC either has been supplied with, or has been given access to, a true, correct and complete copy of each written IP License (save for distribution agreements), together with all amendments, supplements, waivers or other changes thereto. None of the AIR Companies or, to the Knowledge of the Company, any other party thereto is in material breach, violation of or default under any IP License. No event has occurred that, with notice or lapse of time or both, would constitute such a material breach or violation or default by the AIR Companies or, to the Knowledge of the Company, the other parties thereto under any IP License. The AIR Companies have not received any written notice or written threat that any other party intends to terminate or not renew the terms of, any IP License. The AIR Companies are not participating in any discussions or negotiations regarding the modification of or amendment to any IP License or the entry into any Contract which, if executed prior to the date of this Agreement, would be an IP License and the Company has not waived, abandoned, encumbered, released or assigned any material rights or claims, including Intellectual Property, under any IP License. All IP Licenses arose in bona fide arm’s-length transactions in the Ordinary Course.

(g) To the Knowledge of the Company, neither the operation and conduct of the business of the AIR Companies (including Company Products) nor the use of the Company Intellectual Property, including any sale, transfer or assignment thereof, infringes, dilutes, violates, interferes with, misappropriates or makes unlawful use of (or since January 1, 2023, has infringed, diluted, violated, interfered with, misappropriated or made unlawful use of) any Intellectual Property or other proprietary rights of any other Person and the consummation of the Mergers will not cause the operation and conduct of the business of the AIR Companies, including the use of all Company Intellectual Property, to infringe, violate, misappropriate or make unlawful use of any Intellectual Property of any other Person in any material respect. Since January 1, 2023, none of the AIR Companies has received in writing any actual or threatened claim (including in the form of a demand letter or unsolicited offer of license), demand, or suit alleging that the operation of the business or the Company Intellectual Property infringes, dilutes violates, interferes with, misappropriates or makes unlawful use of any Intellectual Property of any other Person. To the Knowledge of the Company, there is no existing fact or circumstance that would be reasonably expected to give rise to any such Action. None of the AIR Companies has received any written offer of license or notice claiming any rights contrary to the foregoing. To the Knowledge of the Company, no Person has since January 1, 2023, or is currently infringing, diluting, violating, interfering with, misappropriating or unlawfully using any Owned Intellectual Property or any rights of the AIR Companies in any Licensed Intellectual Property.

(h) To the Knowledge of the Company, except as described in Section 7.13(h) of the Company Disclosure Letter, upon the Jersey Closing, the AIR Companies will continue to have the right to use all Licensed Intellectual Property on identical terms and conditions as the AIR Companies enjoyed immediately prior to the Jersey Closing.

(i) Except as set forth on Section 7.13(i) of the Company Disclosure Letter, no Open Source Software has been used in connection with the development of, is incorporated into or has been distributed with, in whole, or in part, any Owned Intellectual Property in a manner that (i) requires the licensing, disclosure or distribution of any Owned Intellectual Property to any other Person, (ii) prohibits or limits the receipt of consideration in connection with licensing or distribution of any Owned Intellectual Property, or imposition of contractual restrictions on the rights of licensees or other recipients to decompile, disassemble or otherwise reverse engineer any Owned Intellectual Property or (iii) grants, or purports to grant, to any Person, any rights in any Owned Intellectual Property, including any patent license or non-assertion covenant. Each of the AIR Companies has complied with all material notice, attribution and other requirements applicable to any and all Open Source Software used in the business of the AIR Companies, except as would not reasonably be expected to result in a Company Material Adverse Effect.

(j) The AIR Companies have taken all commercially reasonable actions to maintain and protect the confidentiality of all Non-Public Information constituting Company Intellectual Property. To the Knowledge of the Company, (i) there has been no misappropriation of any Non-Public Information of the AIR Companies by any Person, (ii) no employee, agent or other Contract Worker of the AIR Companies has misappropriated any Non-Public Information of any other Person in the course of performance as an employee, agent or other Contract Worker of the AIR Companies, and (iii) no employee, agent or other Contract Worker of the AIR Companies is in default or breach of any term of any Contract relating in any way to the protection, use or transfer of any Non-Public Information of the AIR Companies.

(k) Each current and former employee of the AIR Companies who works or worked in connection with any part of the business of the AIR Companies, and each current and former Contract Worker who provides or provided services to the AIR Companies, in each case, that was or is involved in the Development of any material Intellectual Property has executed a valid and binding written agreement expressly assigning to the AIR Companies all right, title and interest in and to all Intellectual Property Developed in the course of such employee’s employment or such Contract Worker’s work for the AIR Companies, except to the extent that the AIR Companies have acquired rights to such Intellectual Property by operation of Law, and has waived all moral rights therein to the extent applicable and legally permissible.

(l) The AIR Companies have (i) obtained all licenses, consents, and permissions, provided all notices and disclosures, and otherwise have all rights, in each case as required under applicable Law, with respect to the use of any AI Technology used in the conduct of the business of the AIR Companies; (ii) complied in all material respects with all applicable Law and use restrictions and other requirements of any license, consent, permission, or other Contract governing the use or provision such AI Technology; and (iii) not used any Generative AI Tools in a manner that does, will, or could reasonably be expected to adversely affect the ownership, validity, enforceability, registrability, or patentability of any material Owned Intellectual Property.

7.14 Taxes and Returns.

(a) Each of the AIR Companies has timely filed, or caused to be timely filed, and will timely file or cause to be timely filed all material Tax Returns required to be filed by it, which Tax Returns are true, accurate, correct and complete in all material respects and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves have been established in accordance with the relevant entity’s accounting principles, standards and procedures.

(b) There are no audits, examinations, investigations, claims, assessments or other proceedings pending or threatened against any of the AIR Companies in respect of any Tax, and none of the AIR Companies has been notified in writing of any proposed Tax claims or assessments against any of the AIR Companies (other than, in each case, claims or assessments (i) for which adequate reserves have been established in accordance with the relevant entity’s accounting principles, standards and procedures or (ii) that are immaterial in amount).

(c) There are no material Liens with respect to any Taxes upon any assets of any of the AIR Companies, other than Permitted Liens.

(d) None of the AIR Companies has any outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by any of the AIR Companies for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(e) Except with respect to consolidated, combined or similar groups the common parent of which is the Company, none of the AIR Companies has any material liability for the Taxes of any Person (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), (ii) as a transferee or successor or (iii) by contract (except, in each case, for Liabilities pursuant to commercial Contracts not primarily relating to Taxes).

(f) None of the AIR Companies has taken, or agreed to take, any action not contemplated by this Agreement and/or any Ancillary Documents to which it is a party that could reasonably be expected to prevent, impair or impede the Intended Tax Treatment. To the Knowledge of the AIR Companies, there are no facts or circumstances that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment.

7.15 Real Property. Except as set forth under the applicable subsection of Section 7.15 of the Company Disclosure Letter:

(a) None of the AIR Companies own, or has ever owned, any real property.

(b) No AIR Company is in default under the Real Property Leases, and there is no default by any lessor under the Real Property Leases. Except as set forth on Section 7.15(b) of the Company Disclosure Letter, there are no disputes, or forbearance programs in effect as to any such Real Property Lease.

(c) All buildings, structures, improvements, fixtures, building systems and equipment included in the Leased Real Property are in reasonable operating condition and repair in all material respects (normal wear and tear excepted) and sufficient to conduct the business consistent with past practice and are adequate for their intended use.

(d) Each AIR Company that is party to a Real Property Lease has a valid and enforceable leasehold interest under such Real Property Lease.

(e) To the Knowledge of the Company, there are no pending condemnation, eminent domain, or any other taking by public authority with or without payment of consideration therefor or similar actions with respect to any of the Leased Real Properties. No notice of such a proposed condemnation has been received by any AIR Company.

(f) Each AIR Company has the right to conduct its business in each Leased Real Property for the remaining term of the applicable Real Property Lease.

7.16 Personal Property. All items of Personal Property held by the AIR Companies with a book value or fair market value of greater than $100,000 are in good operating condition and repair in all material respects (reasonable wear and tear excepted consistent with the age of such items), and are suitable for their intended use in the business of the AIR Companies. Each AIR Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its assets, and with respect to assets owned by AIR Companies, free and clear of all Liens other than Permitted Liens.

7.17 Employee Matters.

(a) None of the AIR Companies is now, nor has ever been, subject to a union, works council, or other collective group organizing effort, or party to, bound by, or negotiated or subject to (and none of their assets or properties is bound by or subject to) any Contract with any trade or labor union, employees’ association, works council or other collective group and, to the Knowledge of the Company, no labor union, works council, or other similar collective group has requested or has sought to represent any of the employees or Contract Workers of any of the AIR Companies with respect to their employment or engagement with the AIR Companies. In the past three (3) years, there has not been, nor has there been any threat of, any strike, lockout, material work stoppage, slowdown, unfair labor practice charge, grievance, complaint or other labor dispute involving any of the AIR Companies pending, or to the Knowledge of the Company, threatened, that has had or would be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, nor, to the Knowledge of the Company, is there any labor organization activity involving the employees or Contract Workers of any of the AIR Companies.

(b) In the past three (3) years, there has been no “mass layoff,” “employment loss” or “plant closing” as defined under the Worker Adjustment Retraining and Notification Act of 1988, as amended (the “WARN Act”), or any similar state, provincial, local or foreign Law, and none of the AIR Companies has incurred any liability under the WARN Act or any similar state, provincial, local or foreign Law. During the ninety (90)-day period preceding the date of this Agreement, no employee has suffered an “employment loss” as defined in the WARN Act or any similar state, provincial, local or foreign Law with respect to any of the AIR Companies. To the Knowledge of the Company, no officer, senior executive management employee, or any group of senior executive management employees (whether engaged through a PEO or otherwise), intends to terminate their employment with any of the AIR Companies, nor does any of the AIR Companies have a present intention to terminate the employment of any of the foregoing.

(c) With respect to all current and former employees and Contract Workers of the AIR Companies, each of the AIR Companies is in compliance, and during the past three (3) years has complied with all applicable Laws and Contracts related to employment, including pay equity, background checks, discrimination, retaliation, reasonable accommodation, termination or discharge, payment of wages, gratuity, overtime pay payroll documents and wage statements, immigration, health and safety, workers’ compensation, disability, unemployment compensation, plant closings and layoffs, restrictive covenants, labor relations and collective bargaining, overtime requirements, classification of employees, independent contractors and contingent workers (including for Tax purposes and for purposes of determining eligibility to participate in any Company Benefit Plan), hours of work, leaves of absence, equal opportunity, sexual and other harassment, whistleblower protections, immigration, occupational health and safety, workers’ compensation, and the withholding and payment of all applicable Taxes, and there are no arrears in the payments of wages, salaries, commissions, bonuses, fees, gratuity unemployment insurance premiums or other similar compensation or obligations due with respect to any service performed for it or amounts required to be reimbursed to such employees or Contract Workers, in each case, except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, the AIR Companies have properly completed all reporting and verification requirements pursuant to, and have otherwise complied with, all Laws relating to immigration controls, including the Form I-9 or any applicable local Law equivalent and, to the Knowledge of the Company, all employees and Contract Workers who are performing services for or on behalf of any of the AIR Companies are legally authorized to work in the country in which they perform services.

(d) The AIR Companies have for the past four (4) years properly classified and treated for purposes of state, provincial, local and foreign wage and hour Laws, and for purposes of determining eligibility to participate in any Company Benefit Plan all current and former employees, officers, directors, Contract Workers, or independent contractors who have performed services for or on behalf of any of the AIR Companies and have properly withheld and paid all applicable Taxes and made all required filings in connection with services provided by such Person to the applicable AIR Company in accordance with such classifications, in each case, except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. The AIR Companies have not misclassified and have no direct or indirect Liability with respect to any misclassification or joint employment of any employee or Contract Worker leased from another employer, including a PEO, except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) The Company has provided a complete and accurate list, as of the date of this Agreement and separately for each AIR Company, of all their employees (including those employees engaged through a PEO) including for each such employee his or her (i) name; (ii) employing entity (including the name of the PEO if engaged through the PEO); (iii) job title; (iv) work location (by city, state/province and country); (v) status (e.g., full-time, part-time, seasonal employee); (vi) start date; (vii) current base salary or hourly wage rate and 2025 bonus and commission opportunities; (viii) current classification under the FLSA or any similar foreign Law (i.e., exempt or non-exempt); (ix) average weekly work hours; (x) notice period for current officers, employees and Contract Workers based outside of the U.S. entitled to more than six months’ notice; and (xi) any visa or work permit status and the date of expiration, if applicable. Except as set forth in Section 7.17(e) of the Company Disclosure Letter or any Company Benefit Plan set forth on Section 7.18(a) of the Company Disclosure Letter, the employment of each officer, employee and Contract Worker of each of the AIR Companies is terminable at the will of each of the AIR Companies and no such individual is entitled to any compensation or notice upon termination of employment or engagement, except as required by Law applicable to the jurisdiction in which such officer, employee, or Contract Worker is employed or engaged.

(f) Except as set forth on Section 7.17(f) of the Company Disclosure Letter, currently and during the past three (3) years, there is no and there have not been any Actions, Governmental Orders, private settlement Contract, or material internal complaints, claims, disputes, grievances, or controversies pending or, to the Knowledge of the Company, threatened involving any employee, applicant or Contract Worker of the AIR Companies with respect to labor and employment matters.

(g) To the Knowledge of the Company, in the past three (3) years, no allegations of sexual harassment or misconduct have been reported internally to or, to the Knowledge of the Company, threatened against, the AIR Companies or against any employee or Contract Worker. To the Knowledge of the Company, there are no facts that would reasonably be expected to give rise to a claim of sexual harassment or similar misconduct, or other material unlawful harassment or unlawful discrimination or retaliation against or involving the AIR Companies or any current senior executive management employee.

7.18 Benefit Plans.

(a) Section 7.18(a) of the Company Disclosure Letter sets forth a complete list, as of the date of this Agreement, of each material Company Benefit Plan (whether written or unwritten). For purposes of this Agreement, a “Company Benefit Plan” means a Benefit Plan which is sponsored or maintained by any of the AIR Companies, or to which any of the AIR Companies contributes or is required to contribute or is a party, on behalf of current or former employees or Contract Workers of any of the AIR Companies or their spouses, beneficiaries or dependents, or with respect to which any of the AIR Companies has any liability, contingent or otherwise, excluding (i) any such plan, program, policy, practice, contract, agreement or other arrangement that is provided or sponsored by a PEO under which a current or former employee, officer, Contract Worker, director, or other service provider of any of the of the AIR Companies may be eligible to receive benefits in connection with any of the AIR Companies’ engagement of a PEO, (ii) offer letters or employment agreements that provide for annual gross salary of less than $300,000 (or local currency equivalent and do not contain additional severance (except as required by Law) and that do not memorialize or promise any transaction, retention or similar change-in-control incentives, (iii) plans, programs, agreements or arrangements that are maintained by a government entity or with contributions required under applicable international Law, and (iv) any multiemployer pension plan (as defined in Section 3(37) of ERISA). With respect to each material Company Benefit Plan, the Company has delivered to SPAC, to the extent applicable, true, complete and correct copies of (A) the plan document (or any written summary of any unwritten Company Benefit Plan), including all amendments thereto (B) material trust agreements, insurance policies or other funding vehicles, third-party administrator agreements, and all amendments to any of these, (C) the most recent summary plan description, including any summary of material modifications, (D) the most recent annual report (Form 5500 series) filed with the IRS with respect to such Company Benefit Plan, (E) the most recent actuarial report or other financial statements relating to such Company Benefit Plan, and (F) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan.

(b) Each Company Benefit Plan has been operated and administered in compliance in all material respects with its terms and all applicable Laws, including ERISA and the Code and all other applicable Laws, including automatic enrollment obligations under the UK Pensions Act 2008, and each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code may rely upon an opinion letter for a prototype plan and, to the Knowledge of the Company, no fact or event has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan.

(c) All contributions and premium payments required to have been paid under or with respect to any Company Benefit Plan have in all material respects been timely paid in accordance with the terms of such Company Benefit Plan and applicable Law. The AIR Companies have offered group health plan coverage and completed all reporting and participant disclosures related thereto in accordance with the Affordable Care Act in all material respects.

(d) No Company Benefit Plan provides material health, life insurance or other welfare benefits to retired or other terminated employees, officers, independent contractors, or directors of any of the AIR Companies (or any spouse, beneficiary or dependent thereof), other than “COBRA” continuation coverage required by Section 4980B of the Code or Sections 601-608 of ERISA or similar state Law or as otherwise required by applicable Law.

(e) None of the AIR Companies nor any of their respective ERISA Affiliates have in the past six (6) years sponsored or contributed to, been required to contribute to, or had any material, actual or contingent liability under (i) a pension plan that is subject to Title IV of ERISA or (ii) a multiemployer pension plan (as defined in Section 3(37) of ERISA). None of the AIR Companies has in the past three (3) years ever maintained, established, sponsored, participated in, or contributed to, any pension plan or similar material Company Benefit Plan that has been adopted or maintained by any of the AIR Companies, or with respect to which any of the AIR Companies will or may have any material liability, for the benefit of any of the employees or Contract Workers who perform services outside the U.S. for any of the AIR Companies. No non-U.S. Company Benefit Plan is a defined benefit pension plan for which the AIR Companies has any material liability, contingent or otherwise, with respect to any such plan, including any unfunded or underfunded (or uninsured or underinsured, where applicable). To the Knowledge of the Company, no current or former employee of any of the AIR Companies whose employment has transferred to any AIR Company outside of the U.S. under legislation or regulations providing for the automatic transfer of employment by operation of law (including the Transfer of Undertakings (Protection of Employment) Regulations 1981 or the EC Acquired Rights Directive no. 2001/23) has any right, or option to claim, from any of the AIR Companies, benefits on enhanced terms (whether under pension schemes from their current or former employer or otherwise) in connection with early retirement, redundancy or the termination of employment.

(f) With respect to each Company Benefit Plan, no Actions (other than routine claims for benefits in the Ordinary Course) that would be reasonably expected to be, individually or in the aggregate, material to the AIR Companies, taken as a whole, are pending or, to the Knowledge of the Company, threatened in writing, and, to the Knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such Actions. No Company Benefit Plan is currently under investigation or audit by any Governmental Authority that would be reasonably expected to be, individually or in the aggregate, material to the AIR Companies, taken as a whole.

(g) Except as set forth on Section 7.18(g) of the Company Disclosure Letter, the execution of this Agreement and the consummation of the Transactions will not, either alone or in combination with another event (such as termination following the consummation of the Transactions, and regardless of whether that other event has or will occur), (i) entitle any current or former director, employee, officer or other service provider of any of the AIR Companies to any material retention, change of control or severance pay or any other material compensation or benefit payable by any of the AIR Companies under a Company Benefit Plan, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any director, employee, Contractor Worker officer or other individual service provider by any of the AIR Companies under a Company Benefit Plan in any material respect, or (iii) result in any payment being considered an “excess parachute payment” within the meaning of Section 280G of the Code to any “disqualified individual” (within the meaning of Section 280G of the Code) of the AIR Companies.

(h) None of the AIR Companies has any obligation to gross up, indemnify or otherwise reimburse any current or former employee, officer, independent contractor, or director of any of the AIR Companies for any material Taxes related to any compensatory payments.

7.19 Environmental Matters.

(a) Each AIR Company is, and since January 1, 2023, has been, in compliance in all material respects with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all material respects with all material Permits required under Environmental Laws for its business and operations (“Environmental Permits”), and no Action is pending or, to the Knowledge of the Company, threatened that would reasonably be expected to result in the revocation, modification, or termination of any such Environmental Permit that would cause a Company Material Adverse Effect.

(b) No AIR Company is subject to, or has received written notice of an investigation that would lead to, any outstanding Governmental Order or Contract with any Governmental Authority in respect of any (i) Environmental Laws, (ii) Remedial Action or (iii) Release of a Hazardous Material, in each case, that has given rise or would reasonably be expected to give rise to any material Liability under Environmental Laws of any AIR Company.

(c) No AIR Company has assumed, contractually or by operation of Law, any outstanding Liabilities under any Environmental Laws of any other Person except, in each case, for such Liabilities that would not reasonably be expected to be material to the AIR Companies, taken as a whole.

(d) No Action is pending, or to the Knowledge of the Company, threatened against any AIR Company or any assets of an AIR Company alleging that an AIR Company is in violation in any material respect of any Environmental Law or material Environmental Permit or that an AIR Company has any material Liability under any Environmental Law, and to the Knowledge of the Company, no fact, circumstance or condition exists that would reasonably be expected to give rise to any such Action.

(e) (i) No AIR Company has manufactured, used, treated, stored, disposed of, arranged for or permitted the transportation or disposal of, generated, handled or Released any Hazardous Material, or owned, leased or operated any property or facility, in a manner that has given or would reasonably be expected to give rise to any material Liability or material obligation of any AIR Company under applicable Environmental Laws and (ii) to the Knowledge of the Company, no fact, circumstance, or condition exists in respect of any AIR Company or any property currently or formerly owned, operated, or leased by any AIR Company or any property to which an AIR Company arranged for the disposal or treatment of Hazardous Materials that could reasonably be expected to result in an AIR Company incurring any material Liability or material obligation under applicable Environmental Laws.

(f) To the Knowledge of the Company, there is not located at any of the properties of an AIR Company any (i) underground storage tanks, (ii) asbestos-containing material, (iii) equipment containing polychlorinated biphenyls or (iv) per- and polyfluoroalkyl substances, in each case, that could reasonably be expected to result in an AIR Company incurring any material Liability or material obligation under applicable Environmental Laws.

(g) The Company has made available to SPAC all material environmental assessments and reports dated on or after January 1, 2023 in its, or any of the AIR Companies’, possession or control relating to the operations of the AIR Companies, or the condition of their respective properties and assets, and their compliance with Environmental Laws and Environmental Permits.

7.20 Transactions with Related Persons. No Company Shareholder nor any officer or director of an AIR Company or any of their respective Affiliates, nor any immediate family member of any of the foregoing (each of the foregoing, a “Related Person”) is presently, or since January 1, 2023, has been, a party to any transaction with an AIR Company, including any Contract (a) providing for the furnishing of services by (other than as officers, directors or employees of such AIR Company), (b) providing for the rental of real property or Personal Property from, or (c) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of such AIR Company in the Ordinary Course) any Related Person or any Person in which any Related Person has a position as an officer, manager, director, trustee or partner or in which any Related Person has any direct or indirect ownership interest (other than the ownership of securities representing no more than five (5%) percent of the outstanding voting power or economic interest of a publicly traded company), in each case, other than any Ancillary Document, the Shareholders’ Agreement or any Contract pursuant to which a Company Shareholder subscribed for or purchased equity interests in the Company. Except as contemplated by or provided for in any Ancillary Document, the Shareholders’ Agreement or any Contract pursuant to which a Company Shareholder subscribed for or purchased equity interests in the Company, no AIR Company has outstanding any Contract or other arrangement or commitment with any Related Person, and no Related Person owns any real property or Personal Property, or right, tangible or intangible (including Intellectual Property) which is used in the business of any AIR Company. Except as contemplated by or provided for in any Ancillary Document, the assets of the AIR Companies do not include any material receivable or other material obligation from a Related Person, and the Liabilities of the AIR Companies do not include any material payable or other material obligation or commitment to any Related Person.

7.21 Insurance.

(a) Section 7.21(a) of the Company Disclosure Letter lists all material insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by an AIR Company relating to an AIR Company or its business, properties, assets, directors, officers and employees, copies of which have been provided to SPAC. True, correct and complete copies of such insurance policies as in effect as of the date of this Agreement have been made available to SPAC. Except as would not, individually or in the aggregate, be material to the AIR Companies, taken as a whole, all premiums due and payable under all such insurance policies have been timely paid, and the AIR Companies are otherwise in material compliance with the terms of such insurance policies. To the Knowledge of the Company, and except as would not, individually or in the aggregate, be material to the AIR Companies, taken as a whole, each such insurance policy (i) is valid, binding, enforceable and in full force and effect and (ii) will continue to be valid, binding, enforceable, and in full force and effect on identical terms following the Jersey Closing (except, in each case, as such enforcement may be limited by the Enforceability Exceptions). No AIR Company has any self-insurance or co-insurance programs. Since January 1, 2023, to the Knowledge of the Company, no AIR Company has received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the Ordinary Course, in the conditions of insurance, any refusal to issue a material insurance policy or non-renewal of any such policy.

(b) Since January 1, 2023, no AIR Company has made any insurance claim in excess of $100,000 and each AIR Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to the AIR Companies, taken as a whole. To the Knowledge of the Company, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. Since January 1, 2023, no AIR Company has made any material claim against an insurance policy as to which the insurer is denying coverage.

7.22 Data Protection and Cybersecurity.

(a) Since January 1, 2023, the IT Systems have not (i) failed to perform in material conformance with their documentation, or (ii) suffered any material persistent substandard performance, breakdown or failure, (iii) been affected by any virus, software routine or hardware component designed to permit unauthorized access or to disable or otherwise harm any computer, systems or Software. The IT Systems are in good repair and operating condition (ordinary wear and tear excepted) and are, in all material respects, adequate and suitable (including with respect to working condition, performance and capacity) for the purposes for which they are being used or held for use.

(b) Except as set forth on Section 7.22(b) of the Company Disclosure Letter, since January 1, 2023, no Computer Security Incident has occurred involving any of the AIR Companies or any of their assets, rights or properties. The AIR Companies implement, and have implemented, maintain and comply with commercially reasonable technologies, policies and procedures designed to prevent Computer Security Incidents, including commercially reasonable administrative, organizational, physical, and technical security controls. The AIR Companies have implemented reasonable business continuity, backup and disaster recovery plans and controls.

(c) Since January 1, 2023, the AIR Companies have not received any written notices, allegations or complaints from any Governmental Authority or any other Person with respect to any allegations that the Company’s Processing of Personal Information violates any Privacy Laws or any of the AIR Companies’ privacy notices. The AIR Companies have (i) obtained valid consent where necessary from data subjects or otherwise have a valid legal basis for Processing Personal Information and has provided data subjects with privacy notices as required under applicable Privacy Laws and (ii) since January 1, 2023, complied in all material respects with the terms of any applicable Privacy Laws, AIR Company privacy notices, and all Contracts by which any AIR Companies are bound relating to the Processing of Personal Information.

(d) No Actions are pending or, to the Knowledge of the Company, threatened against any of the AIR Companies relating to the Processing of Personal Information. Except as would not reasonably be expected to result in a Company Material Adverse Effect, the AIR Companies have Contracts in place with all service providers, vendors and other Persons whose relationship with the AIR Companies involves the relevant service provider, vendor or other Person Processing any Personal Information on behalf of the AIR Companies and, where required, such Contracts comply with Privacy Laws applicable to the AIR Companies.

7.23 Books and Records. The minute books of each of the AIR Companies contain complete and accurate records in all material respects of all meetings and other corporate actions of each of the Company Shareholders, the Company Board or the Subsidiaries’ shareholders or board of directors (or similar governing body) and all committees, if any, appointed by the Company Board or the Subsidiaries’ board of directors (or similar governing body), as applicable. The register of members of each of the AIR Companies is complete and reflects all issuances, transfers, repurchases and cancellations of shares of capital stock of each of the AIR Companies in all material respects.

7.24 Certain Business Practices.

(a) None of the AIR Companies nor any of their respective directors, officers or, to the Knowledge of the Company, employees, agents or Affiliates of the AIR Companies (excluding Shareholder Portfolio Companies), acting for and on behalf of the AIR Companies has, directly or indirectly, in the past five (5) years:

(i) violated any applicable Anti-Corruption Laws; or

(ii) offered, paid, promised to pay, or authorized the payment of, received, or solicited anything of value under circumstances such that all or a portion of such thing of value would be offered, given, or promised, directly or indirectly, to (A) any Government Official or political party (including officials and candidates thereof) in order to influence any act or decision of that official or party, induce that official or party to use her or his or its influence with a government or instrumentality thereof in violation of a lawful duty, or otherwise secure any improper advantage; or (B) any other Person or entity in any manner that would constitute commercial bribery, a secret commission, unlawful contributions, gifts, entertainment, or other expenses relating to political activity or otherwise, or an illegal kickback (as such term may be defined in applicable Laws), or would otherwise violate applicable Anti-Corruption Laws. Other than the matter disclosed in Section 7.24(a)(ii) of the Company Disclosure Letter, to the Knowledge of the Company, there are no other relationships or arrangements, whether direct or indirect, with any Government Official involving payments or the provision, offer, or promise of anything of value.

(b) None of the AIR Companies has, in the past five (5) years, received written notice of any pending or threatened investigation by Governmental Authorities, or made a voluntary or compelled disclosure to any Governmental Authority or similar agency with respect to any alleged act or omission which could constitute an offense by the AIR Companies, their respective directors, officers or, to the Knowledge of the Company, employees (acting in such capacity), agents (acting in such capacity) or Affiliates of the AIR Companies (excluding Shareholder Portfolio Companies) under any applicable Anti-Corruption Laws.

(c) Each of the AIR Companies and, to the Knowledge of the Company, their Affiliates (excluding Shareholder Portfolio Companies) have instituted, implemented and maintain in effect, policies and procedures that are designed to prevent and remedy violations of Anti-Corruption Laws.

(d) None of the AIR Companies, their respective directors, officers, nor to the Knowledge of the Company, employees (acting in such capacity), agents (acting in such capacity) have received any written notice that an AIR Company, its directors, officers or, to the Knowledge of the Company, employees (acting in such capacity), agents (acting in such capacity) or Affiliates of the AIR Companies (excluding Shareholder Portfolio Companies) is subject to any Action involving or otherwise relating to any alleged or actual violation of Anti-Corruption Laws.

(e) No direct beneficial owner or holder of Company Ordinary Shares is a Government Official.

7.25 Anti-Money Laundering. The operations of each of the AIR Companies are and have been conducted at all times in compliance with applicable requirements of the relevant Anti-Money Laundering Laws (such as recordkeeping and reporting), in each case, to the extent applicable to each of the AIR Companies, and no Action by or before any Governmental Authority involving any of the AIR Companies with respect to Anti-Money Laundering Laws is current, ongoing, pending or, to the Knowledge of the Company, threatened.

7.26 Sanctions. None of any of the AIR Companies nor any of their respective directors, officers, nor to the Knowledge of the Company, employees (acting in such capacities), agents (acting in such capacity) or Affiliates of the AIR Companies (excluding Shareholder Portfolio Companies) (a) is or has since April 24, 2019 been a Sanctions Restricted Person or subject to debarment or any list-based designations under applicable Trade Laws; (b) has since April 24, 2019 engaged in, or is currently engaged in, (i) any dealings or transactions (including directly or knowingly indirectly using any funds or loaning, contributing to or otherwise making available such funds to any Company Subsidiary, joint venture partner or other Person) with or for the benefit of any Person who at the time of such dealing or transaction was a Sanctions Restricted Person or a Sanctioned Territory or (ii) any dealing that could reasonably be expected to result in any AIR Company becoming a Sanctioned Restricted Person; (c) is in violation of or has at any time since April 24, 2019 violated any applicable Sanctions; (d) has received written notice from any Sanctions Authority related to or concerning any actual, suspected or potential violation of any Sanctions; (e) has submitted any voluntary or mandatory self-report or self-disclosure in respect of any actual or potential noncompliance with Sanctions, and no such self-report or self-disclosure is currently contemplated; or (f) is or has since April 24, 2019 been engaged in, subject to or party to any Action regarding actual or possible violations of Sanctions. Each of the AIR Companies have implemented and maintain in effect policies and procedures (including third-party screening tools) designed to ensure compliance by the AIR Companies with applicable Sanctions and Trade Laws.

7.27 Trade Compliance. The AIR Companies, and, to the Knowledge of the Company, their respective Representatives in their capacity as such, have, in the past five (5) years, been in compliance with, in all material respects, all applicable Trade Laws and, except as set forth in Section 7.27 of the Company Disclosure Letter, none of the AIR Companies has (a) received written notice of any actual, alleged or potential violation of any Trade Law or (b) been a party to or the subject of any pending (or, to the Knowledge of the Company, threatened) Action by or before any Governmental Authority (including receipt of any subpoena) related to any actual, alleged or potential violation of any Trade Law; nor, to the Knowledge of the Company, does a basis for any such claim exist. Each of the Air Companies has, in the past five (5) years, (i) obtained and acted in compliance with all material Permits and agreements and all other orders required or issued under applicable Trade Laws; (ii) made, filed, or caused to be filed, all material notices, registrations, declarations and filings with any Governmental Authority required under applicable Trade Laws; and (iii) met the material requirements of any general or specific licenses, license exceptions, and license exemptions, as required under applicable Trade Laws in connection with the import, transshipment, export, reexport, release, storage, development, production, testing, maintenance, brokering, or transfer of products, services, software, technology, technical data or other know-how.

7.28 Product Regulatory Matters. Each of the AIR Companies is, and has during the three (3) years preceding the date of this Agreement been, in compliance with all Applicable Product Laws with respect to the conduct of its business, except where such failure to comply has not been and would not reasonably be expected to be, individually or in the aggregate, material to the AIR Companies, taken as a whole. Without limiting the foregoing:

(a) Except as otherwise set forth on Section 7.28(a) of the Company Disclosure Letter:

(i) each Company Product has obtained and maintains in full force and effect all Regulatory Permits required under Applicable Product Laws in each jurisdiction in which such Company Product is commercialized; and

(ii) each Company Product that meets the definition of a “tobacco product” (as defined in the FDCA) has obtained valid marketing authorization or has submitted marketing authorization pursuant to a Premarket Tobacco Product Application (“PMTA”), a written order granting Substantial Equivalence (“SE”), a written order granting exemption from SE, or status as a pre-existing tobacco product (collectively, “Marketing Authorization”). The AIR Companies are in compliance with the conditions and obligations of each such Marketing Authorization, except where such failure to comply has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Each Company Product formulated, manufactured, processed, packaged, labeled, warehoused, sold, distributed, marketed, advertised, imported, or exported by or on behalf of any AIR Company has complied in all material respects with all Applicable Product Laws, and has not at any time been adulterated or misbranded by or on behalf of an AIR Company within the meaning of the FDCA or other Applicable Product Laws, except where such failure to comply has not been and would not reasonably be expected to be, individually or in the aggregate, material to the AIR Companies, taken as a whole. No AIR Company has received written notice that the packaging or labelling of any Company Products, or any marketing or promotional claims relating thereto, are materially non-compliant with Applicable Product Laws.

(c) The AIR Companies hold all Regulatory Permits necessary to conduct their respective businesses and operations, and such Regulatory Permits are valid and in full force and effect, except where such failure to hold such permits has not been and would not reasonably be expected to be, individually or in the aggregate, material to the AIR Companies, taken as a whole. Since January 1, 2023, all notices, filings with and submissions to any relevant Governmental Authority made by, or on behalf of, the AIR Companies pursuant to Applicable Product Laws were true, accurate and complete in all material respects as of the date made, and, to the extent required to be updated, as so updated remain true, accurate and complete in all material respects, and do not misstate any of the statements or information included therein, or omit to state a material fact necessary to make the statements therein not materially misleading.

(d) Since January 1, 2023, the AIR Companies have never received any written notice or other written communication from the FDA or any other relevant Governmental Authority alleging (i) any material failure to comply with any term or requirement of any Permit, (ii) any actual or threatened revocation, withdrawal, suspension, cancellation, restriction, limitation, termination or modification of any Regulatory Permit, or (iii) failure to obtain or renew any Regulatory Permit.

(e) Since January 1, 2023, there has been no voluntary or mandatory recall, withdrawal, suspension, seizure or discontinuance of any products, import notice, import alert, FDA Form 483, state agency inspection or comparable foreign inspection findings, warning letter, untitled letter, material deficiency, material penalty, fines, sanctions, investigations, or other written notice issued by or enforcement action initiated by the FDA or other relevant Government Authorities arising out of or in connection with AIR Companies’ actions or omissions.

(f) No customer or subsequent purchaser of any Company Product has asserted or threatened a claim in writing against an AIR Company alleging material non-compliance with Applicable Product Laws or contractual commitments concerning regulatory or quality matters with respect to the Company Products.

(g) None of the AIR Companies nor any of their respective officers, directors, or employees is a party to, or bound by, any order, individual integrity agreement, corporate integrity agreement or other formal or informal agreement with any Governmental Authority concerning compliance with any Applicable Product Laws. None of the AIR Companies nor any of their respective officers, directors, or employees has reporting obligations pursuant to any settlement agreement entered into with any Governmental Authority.

7.29 Investment Company Act. No AIR Company is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of a Person subject to registration and regulation as an “investment company,” in each case, within the meaning of the Investment Company Act.

7.30 Private Placement. As of the date of this Agreement, there are no agreements, side letters, or arrangements between an AIR Company, on the one hand, and any actual or prospective investor, on the other hand, relating to any PIPE Investment.

7.31 Finders and Brokers. Except as set forth in Section 7.31 of the Company Disclosure Letter, none of the AIR Companies has incurred, or will incur, directly or indirectly, as a result of any action taken by the AIR Companies, any Liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any of the Transactions.

7.32 Information Supplied. The information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference in the Proxy/Registration Statement, the Resolution Statement, or any current report on Form 6-K or Form 8-K or report on Form 20-F, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC), in each case, with respect to the Transactions, (a) shall not (i) in the case of the Proxy/Registration Statement, on the effective date of the Proxy/Registration Statement, (ii) in the case of the Proxy/Registration Statement or any current report on Form 8-K, any current report on Form 6-K or any report on Form 20-F, when filed, made available, mailed or distributed, as the case may be, and (iii) in the case of the Proxy/Registration Statement, at the time of the Extraordinary General Meeting and the Cayman Effective Time, and (b) did not, in the case of the Resolution Statement, at the time the Resolution Statement was first made available, mailed or distributed, as the case may be, to the Company Shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. All documents that the Company is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of SPAC or any of its Affiliates.

7.33 Company Acknowledgement. Except for the representations and warranties expressly made by the Company in this ARTICLE VII (as modified by the Company Disclosure Letter) or as expressly set forth in any Ancillary Document, neither the Company nor any other Person on its behalf makes any express or implied representation or warranty with respect to the Company or its business, operations, assets or Liabilities, or the Transactions, and the Company hereby expressly disclaims any other representations or warranties, whether implied or made by the Company or any of its Representatives. The Company acknowledges that, except for the representations and warranties expressly made by SPAC in ARTICLE V, SPAC is not making nor has made, communicated or furnished (orally or in writing) any representation, warranty, statement or information to any AIR Company or Acquisition Entity (including any opinion, information, or advice that may have been or may be provided to any AIR Company, any Acquisition Entity, or any of their respective Representatives by any Representative of SPAC). The Company specifically disclaims that any AIR Company or Acquisition Entity is relying upon or has relied upon any such other representations and warranties that may have been made by any Person and acknowledges and agrees that SPAC has specifically disclaimed any such other representations and warranties. Notwithstanding the foregoing provisions of this Section 7.33, nothing in this Section 7.33 shall limit the Company’s remedies with respect to Fraud Claims in connection with, or arising out of this Agreement, the Ancillary Documents or the Transactions.

ARTICLE VIII.
COVENANTS

8.1 Access and Information.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 11.1 or the Jersey Closing (the “Interim Period”), subject to Section 8.16, to the extent permitted by applicable Law and solely for the purpose of facilitating the consummation of the Transactions, each of the Company and PubCo shall give, and shall cause its Representatives to give, SPAC and its Representatives, at reasonable times during normal business hours and at reasonable intervals and upon reasonable advance notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, books and records, financial and operating data and other similar information (including Tax Returns, internal working papers, client files, client Contracts, director service agreements and deferred and accrued amounts of transaction expenses and amounts drawn under loans), of or pertaining to the AIR Companies or PubCo, as SPAC or its Representatives may reasonably request regarding the AIR Companies or PubCo and their respective businesses, assets, Liabilities, financial condition, operations, management, employees and other aspects; provided, however, that SPAC and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the AIR Companies or PubCo. SPAC hereby agrees that, during the Interim Period, it shall not contact any employee (other than executive officers), customer, supplier, distributor or other material business relation of any AIR Company regarding any AIR Company, its business or the Transactions without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, the Company shall not be required to provide access to any information (i) that is personally identifiable information of a third party which is prohibited from being disclosed pursuant to the terms of a written confidentiality agreement with a third party, (ii) the disclosure of which would violate any Law (it being agreed that the Parties shall use their reasonable efforts to cause such information to be provided in a manner that would not result in such violation), (iii) the disclosure of which would jeopardize the protection of attorney-client, attorney work product or other legal privilege (it being agreed that the Parties shall use their reasonable efforts to cause such information to be provided in a manner that would not result in such jeopardy) or (iv) that is related to the negotiation and execution of the Transactions (or any transactions that are or were alternatives to the Transactions).

(b) During the Interim Period, subject to Section 8.16, to the extent permitted by applicable Law and solely for the purpose of facilitating the consummation of the Transactions, SPAC shall give, and shall cause its Representatives to give, the Company and its Representatives, at reasonable times during normal business hours and at reasonable intervals and upon reasonable advance notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, books and records, financial and operating data and other similar information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to SPAC, as the Company or its Representatives may reasonably request regarding SPAC and its business, assets, Liabilities, financial condition, operations, management, employees and other aspects; provided, however, that the Company and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of SPAC. Notwithstanding the foregoing, SPAC shall not be required to provide access to any information (i) that is personally identifiable information of a third party which is prohibited from being disclosed pursuant to the terms of a written confidentiality agreement with a third party, (ii) the disclosure of which would violate any Law (it being agreed that the Parties shall use their reasonable efforts to cause such information to be provided in a manner that would not result in such violation), (iii) the disclosure of which would jeopardize the protection of attorney-client, attorney work product or other legal privilege (it being agreed that the Parties shall use their reasonable efforts to cause such information to be provided in a manner that would not result in such jeopardy), or (iv) that is related to the negotiation and execution of the Transactions (or any transactions that are or were alternatives to the Transactions).

(c) All information provided pursuant to this Section 8.1 shall be subject to that certain letter agreement entered into on or about July 15, 2025, by and between SPAC and the Company (as amended from time to time, the “Confidentiality Agreement”).

8.2 Conduct of Business of the Company during the Interim Period.

(a) Except (i) as expressly permitted by this Agreement or the Ancillary Documents (including in connection with any PIPE Investment), (ii) as required by applicable Law, (iii) as set forth on Section 8.2(a) of the Company Disclosure Letter, (iv) for the incurrence of Company Transaction Expenses, or (v) as consented to by SPAC in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), during the Interim Period, the Company shall, and shall cause the other AIR Companies to, and each Acquisition Entity shall, operate its business in the Ordinary Course, including complying (A) in all material respects with, and continue performing under, as applicable, the Company Memorandum, such Company Subsidiary’s Governing Documents, and the Governing Documents of each Acquisition Entity, and all other Company Material Contracts to which any of the AIR Companies may be a party, and (B) with all applicable Sanctions and Trade Laws.

(b) Without limiting the generality of Section 8.2(a), except (i) as expressly permitted by this Agreement or the Ancillary Documents (including in connection with any PIPE Investment), (ii) as required by applicable Law, (iii) as set forth on Section 8.2(b) of the Company Disclosure Letter, (iv) for the incurrence of Company Transaction Expenses, or (v) as consented to by SPAC in writing (which consent, except with respect to clause (ix) below, shall not be unreasonably conditioned, withheld, delayed or denied), the Company shall not, and shall cause the other AIR Companies not to, and each Acquisition Entity shall not:

(i) change or amend the Governing Documents of any AIR Company or any Acquisition Entity;

(ii) make or declare any dividend or distribution to its shareholders or members, as applicable, of any AIR Company or any Acquisition Entity or make any other distributions in respect of any of the AIR Companies’ or any Acquisition Entity’s capital stock or equity interests, except (A) dividends and distributions by a wholly-owned Subsidiary of an AIR Company to such AIR Company or another wholly-owned Subsidiary of such AIR Company, and (B) repurchases of awards or other actions under the Company Share Plans in the Ordinary Course;

(iii) split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of the AIR Companies’ or any Acquisition Entity’s capital stock or equity interests, except for any such transaction by a wholly-owned Subsidiary of an AIR Company that remains a wholly-owned Subsidiary of such AIR Company after consummation of such transaction;

(iv) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of any AIR Company or any Acquisition Entity, except for (A) transactions between an AIR Company and any wholly-owned Subsidiary of such AIR Company; or (B) settlements or repurchases of awards under the Company Share Plans in the Ordinary Course; provided that in no event shall any Company Equity Awards be cash-settled;

(v) sell, assign, transfer, convey, lease or otherwise dispose of any material assets or properties of the AIR Companies or any Acquisition Entity, except for (A) dispositions of equipment in the Ordinary Course, (B) sales of inventory in the Ordinary Course or (C) transactions solely among the AIR Companies;

(vi) acquire any ownership interest in any real property;

(vii) acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the equity or assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;

(viii) (A) make, change or revoke any material election in respect of Taxes, except to comply with IFRS or applicable Law, or settle or compromise any material United States federal, state, local or non-United States Tax liability, except in the Ordinary Course, or (B) change any annual Tax accounting period, adopt or change any material method of Tax accounting except in the Ordinary Course, amend any Tax Returns or file claims for Tax refunds, enter into any closing agreement with a Governmental Authority, waive or extend any statute of limitations period in respect of a material amount of Taxes, settle any material Tax claim, audit or assessment, or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability;

(ix) take, agree to take, or fail to take any action that could reasonably be expected to prevent, impair or impede the Intended Tax Treatment;

(x) (A) issue any additional interests of any Acquisition Entity or AIR Company Interests or securities exercisable for or convertible into AIR Company Interests or interests of any Acquisition Entity, other than (i) Company Ordinary Shares in connection with any voluntary conversion of Company Convertible Securities outstanding as of the date of this Agreement in accordance with their respective conversion terms or (ii) Company Ordinary Shares issued upon exercise, vesting or settlement of any award under the Company Share Plans outstanding as of the date of this Agreement or otherwise issued after the date of this Agreement in accordance with Section 8.2(b)(x)(B); (B) grant any options, warrants, convertible equity instruments or other equity-based awards that relate to the equity of any AIR Company, including such awards that may be cash-settled upon vesting, other than awards issued under the Company Share Plans in respect of Company Ordinary Shares that both (1) remain reserved and available for issuance as set forth in Section 8.2(b)(x)(B) of the Company Disclosure Letter; and (2) will be included in the calculation of Fully-Diluted Company Shares; provided, that in no event shall any such options, warrants, convertible equity instruments or other equity-based awards that relate to the equity of any AIR Company be granted to any directors, officers or executive management-level employees or (C) amend, modify or waive any of the terms or rights set forth in any Company Equity Awards, including any reduction of the exercise, conversion or warrant price set forth therein;

(xi) adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of any AIR Company or any Acquisition Entity, merge or consolidate with any Person or be acquired by any Person, or file for bankruptcy in respect of any AIR Company or any Acquisition Entity;

(xii) waive, release, settle, compromise or otherwise resolve any Action, except in the Ordinary Course or where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $100,000 in the aggregate;

(xiii) incur, assume or guarantee any Indebtedness for borrowed money the principal amount of which does not exceed $100,000 in the aggregate;

(xiv) enter into, renew or amend in any material respect, (A) any transaction or Contract with a Company Shareholder or any of their respective family members or other related Persons that would require disclosure of transactions therewith under Item 404 of Regulation S-K promulgated by the SEC, (B) any Contract between any AIR Company or any Acquisition Entity and any broker, finder, investment banker or financial advisor with respect to any of the Transactions, or (C) any Contract that, had such Contract been entered into on or before the date of this Agreement, would have been required to be disclosed pursuant to Section 7.12(a)(i), (iv), (vi) or (xi) of the Company Disclosure Letter (excluding those Contracts set forth on Section 7.12(a)(v) of this Company Disclosure Letter);

(xv) other than as required by any Company Benefit Plan or collective bargaining or similar Contract in effect as of the date of this Agreement and made available to SPAC, (A) grant any change in control, transaction, retention bonuses in respect of its employees, officers, directors, managers, or Contract Workers, other than those that (1) are not triggered by the Transactions and (2) are granted to individuals that are not officers, directors or executive management-level employees, (B) terminate the employment or engagement of any officer or executive management-level employees who have a notice period of six months’ or longer (other than due to death, disability or for cause (as determined in good faith by the Company) or otherwise in the Ordinary Course), (C) conduct any reduction in force with respect to a material number of employees, plant closing, or mass layoff of employees, (D) accelerate the vesting or payment of any award under any Company Share Plan, (E) make or commit to make any bonus payment to any employee, officer, director, manager or Contract Worker (other than Ordinary Course year-end cash bonuses that are determined consistent with prior years based on performance), (F) (1) amend, modify, enter into, or establish material benefits or a material Company Benefit Plan of any current or former director, officer or executive management-level employees, or (2) enter into, establish, materially amend or terminate any material Company Benefit Plan with, for or in respect of any other current or former employee or Contract Worker other than in the Ordinary Course, including in connection with annual compensation and benefit plan review (including renewals of broad-based benefit plans) or (G) hire or terminate any officer or executive management-level employee;

(xvi) (A) limit the right of any AIR Company to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Person or (B) grant any exclusive rights to any Person;

(xvii) amend, change, revoke or otherwise take any action that impairs the effectiveness of the Special Written Resolution or the approval and adoption of the Company Approval Matters contemplated thereby (or permit any of the foregoing to occur);

(xviii) enter into, renew or amend in any material respect any Specified Distribution Contract; or

(xix) authorize or agree to do any of the foregoing actions.

(c) If, during the Interim Period, the Company or any Acquisition Entity (A) receives written notice of, any actual, alleged or potential violation of any Sanctions or Trade Law, (B) becomes a party to or the subject of any pending (or to the Knowledge of the Company, threatened) Action by or before any Governmental Authority (including receipt of any subpoena) related to any actual, alleged or potential violation of any Sanctions or Trade Law, (C) to the Knowledge of the Company, otherwise becomes aware of any actual, alleged, or potential violation of any Sanctions or Trade Law, or (D) any board member, senior officer, or affiliate becomes a target of Sanctions or otherwise designated as a restricted party under the Trade Laws, it shall, to the extent permitted under applicable Law and as promptly as possible (and in any event, within two (2) Business Days), provide written notice to SPAC following the discovery of the actual, alleged, or potential violation or notice of such Action.

(d) With respect to any request for consent under Section 8.2, (i) the Company shall use reasonable efforts to provide any information reasonably requested by SPAC in connection with its consideration of the proposed action or matter; and (ii) SPAC shall respond to such request for consent within five (5) Business Days (provided that in respect of requests for consent under Section 8.2(b)(xviii), SPAC shall respond to such request for consent within 72 hours).

8.3 Conduct of Business of SPAC during the Interim Period.

(a) Except (i) as expressly permitted by this Agreement or the Ancillary Documents (including in connection with any PIPE Investment), (ii) as required by applicable Law, (iii) for the incurrence of SPAC Transaction Expenses, or (iv) as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), during the Interim Period, SPAC shall operate its business in the Ordinary Course.

(b) Without limiting the generality of the foregoing Section 8.3(a), except (i) as expressly permitted by this Agreement or the Ancillary Documents (including in connection with any PIPE Investment), (ii) as required by applicable Law, Governmental Authority, or any Contract in existence as of the date of this Agreement and disclosed to the Company (including in the SEC Reports filed not less than two Business Days prior to the date of this Agreement), (iii) as set forth on Section 8.3(b) of the SPAC Disclosure Letter, (iv) for the incurrence of SPAC Transaction Expenses, or (v) as consented to by the Company in writing (which consent, except with respect to clause (vii) below, shall not be unreasonably conditioned, withheld, delayed or denied), during the Interim Period, SPAC shall not:

(i) amend, waive or otherwise change its Governing Documents, other than for administrative or de minimis changes;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(iii) split, sub-divide, combine, consolidate, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) incur, create, assume, prepay, repay or otherwise become liable for any Indebtedness (directly, contingently or otherwise), fees or expenses in excess of $100,000 individually or in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person (provided that this Section 8.3(b)(iv) shall not prevent SPAC from borrowing funds necessary to finance its Ordinary Course administrative costs and expenses and SPAC Transaction Expenses);

(v) amend, waive or otherwise change the Trust Agreement in any manner;

(vi) (A) make, change or revoke any material election in respect of Taxes, except to comply with GAAP or applicable Law, or settle or compromise any material United States federal, state, local or non-United States Tax liability, except in the Ordinary Course, or (B) change any annual Tax accounting period, adopt or change any material method of Tax accounting except in the Ordinary Course, amend any Tax Returns or file claims for Tax refunds, enter into any closing agreement with a Governmental Authority, waive or extend any statute of limitations period in respect of a material amount of Taxes, settle any material Tax claim, audit or assessment, or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability;

(vii) take, agree to take, or fail to take, any action that could reasonably be expected to prevent, impair or impede the Intended Tax Treatment;

(viii) amend or otherwise modify, terminate, waive or assign or delegate (as applicable) any material right or obligation under any SPAC Material Contract (other than amendments or other modifications, terminations, waivers, assignments or delegations of or with respect to Contracts with Related Persons otherwise governed by Section 8.3(b)(x)) or enter into any new Contract that would be a SPAC Material Contract;

(ix) (A) hire or engage any employee or independent contractors, consultants, contingent workers or other agents (other than legal, accounting, financial, capital markets, and similar advisors in the Ordinary Course), or (B) adopt, enter into or otherwise incur any Liability in respect of, any Benefit Plan;

(x) other than drawings on the SPAC Loans (or any other outstanding promissory notes owed to Sponsor or any other Affiliates of SPAC) or as expressly required by the Sponsor Support Agreement, enter into, renew, amend, waive or terminate (other than terminations in accordance with their terms) any Contracts, arrangements or transactions with any Related Person, including any Ancillary Document to which SPAC or any Related Person is a party;

(xi) fail to maintain its books, accounts and records in all material respects in the Ordinary Course consistent with past practice;

(xii) establish any Subsidiary or enter into any new line of business;

(xiii) revalue any of its material assets or make any change in accounting methods, principles or practices, except to the extent required to comply with GAAP, and after consulting SPAC’s outside auditors;

(xiv) waive, release, assign, settle or compromise any Action (including any Action relating to this Agreement or the Transactions), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, SPAC) not in excess of $100,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions or Liabilities, unless such amount has been reserved in the SPAC Financials;

(xv) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, company, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the Ordinary Course;

(xvi) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Cayman Merger or in connection with the liquidation of the Surviving Cayman Company, to the extent such plan of liquidation is adopted prior to the Cayman Effective Time);

(xvii) voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $100,000 individually or in the aggregate (excluding the incurrence of any SPAC Transaction Expenses) other than pursuant to the terms of a Contract (a) in existence as of the date of this Agreement and disclosed to the Company (including in the SEC Reports) or (b) entered into in the Ordinary Course or in accordance with the terms of this Section 8.3 during the Interim Period;

(xviii) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights; or

(xix) authorize or agree to do any of the foregoing actions.

8.4 Form of Consent Request. Notwithstanding anything to the contrary herein, the Parties acknowledge and agree that (a) an e-mail from the Company to the individuals (or such other Persons as SPAC may specify by notice to the Company) set forth on Section 8.4 of the SPAC Disclosure Letter specifically requesting consent under Section 8.2 shall constitute a valid request by the Company for all purposes under Section 8.2, and (b) an e-mail from SPAC to the individuals (or such other Persons as the Company may specify by notice to SPAC) set forth on Section 8.4 of the Company Disclosure Letter specifically requesting consent under Section 8.3 shall constitute a valid request by SPAC for all purposes under Section 8.3.

8.5 Interim Period Control. Nothing contained in this Agreement shall give to any Party, directly or indirectly, the right to control SPAC, PubCo, the Company or any Acquisition Entity or their respective Subsidiaries prior to the Jersey Closing Date. Prior to the Jersey Closing Date, each of SPAC, PubCo and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations, as required by Law.

8.6 Preparation and Delivery of Additional Company Financial Statements.

(a) The Company shall use reasonable best efforts to deliver to SPAC as promptly as practicable after the date of this Agreement, but in no event later than December 31, 2025, the audited or reviewed (as applicable) financial statements of the AIR Companies (including, in each case, any related notes thereto), that are required for the initial filing of the Proxy/Registration Statement pursuant to the Securities Act and the rules and regulations promulgated thereunder. Such financial statements shall present fairly in all material respects the financial position and results of operations and its cash flows of the AIR Companies as of the dates or for the periods indicated, in accordance with IFRS as issued by the International Accounting Standards Board. The financial statements, if required to be audited, shall be audited in accordance with PCAOB auditing standards by a PCAOB-qualified auditor. The Company and PubCo shall keep SPAC informed on a reasonably current basis of the status of and any issues arising with respect to the preparation and delivery of the financial statements contemplated by this Section 8.6(a) and such other information and documentation available to the Company as shall be reasonably requested by SPAC.

(b) During the Interim Period, as soon as reasonably practicable following the end of the six-month interim period covering at least the first two fiscal quarters of each fiscal year, and in any event within ninety (90) days thereafter, the Company shall deliver to SPAC, unaudited condensed consolidated statement of financial position of the AIR Companies on a consolidated basis as of the end of such six-month period and most recent year end (and as of and for the same period from the previous fiscal year) and the related condensed consolidated statements of comprehensive income, changes in equity and cash flows for the year-to-date period of such fiscal year or such interim period (subject to normal and recurring year-end adjustments and the absence of footnotes), which unaudited financial statements shall (i) be reviewed by a PCAOB-qualified auditor in accordance with PCAOB standards and procedures for conducting such reviews, (ii) fairly present the financial position and results of operations of the AIR Companies on a consolidated basis as of the dates and for the periods indicated, in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board, and (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in each case, only to the extent that such financial statements are required to be included in the Proxy/Registration Statement pursuant to the Securities Act and the rules and regulations promulgated thereunder. For the avoidance of doubt, if such interim financial statements are not required to be included in the Proxy/Registration Statement, the Company shall have no obligation to prepare or deliver such financial statements pursuant to this Section 8.6(b).

(c) During the Interim Period, as soon as reasonably practicable following the end of each fiscal year, and in any event within ninety (90) days thereafter, the Company shall deliver to SPAC an audited consolidated balance sheet and the related consolidated statements of comprehensive income, changes in equity and cash flows of the AIR Companies on a consolidated basis as of the end of such fiscal year (and prior fiscal year) and the related audited consolidated income statement, changes in shareholder equity and statement of cash flows for the fiscal year then-ended (and prior two fiscal years), which audited financial statements shall (i) be audited in accordance with PCAOB auditing standards by a PCAOB-qualified auditor, (ii) fairly present the financial position and results of operations of the AIR Companies as of the dates and for the periods indicated, in accordance with IFRS, and (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant.

(d) PubCo and the PubCo Nominees shall prepare in a timely manner any other financial information or statements of PubCo (including customary pro forma financial statements and any other separate financial statements of PubCo) that are required to be included in the Proxy/Registration Statement and any other filings or confidential submissions to be made by SPAC or PubCo with the SEC. To the extent other financial information of PubCo or separate PubCo financial statements are so required, the provisions of this Section 8.6 shall be deemed to apply to PubCo and the required financial statements of PubCo, mutatis mutandis.

8.7 SPAC Public Filings. During the Interim Period, SPAC will keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws and shall use commercially reasonable efforts prior to the Cayman Merger to maintain the listing of the SPAC Shares on Nasdaq.

8.8 Stock Exchange Listing. Each of SPAC, the Company and PubCo will use its commercially reasonable efforts to cause (a) PubCo’s initial listing application(s) with the Nasdaq in connection with the Transactions to have been approved, (b) PubCo to satisfy all applicable initial listing requirements of the Nasdaq and (c) the PubCo Ordinary Shares issuable in accordance with this Agreement (including the PubCo Ordinary Shares to be issued in connection with the Earnout Shares) to be approved for listing on the Nasdaq, subject to official notice of issuance, in each case, prior to the Cayman Effective Time.

8.9 No Trading. The Company, PubCo, Cayman Merger Sub and Jersey Merger Sub each acknowledge and agree that it is aware, and that their respective Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material non-public information of SPAC, will be advised) of the restrictions imposed by U.S. federal securities Laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material non-public information about a publicly traded company. The Company, PubCo, Cayman Merger Sub and Jersey Merger Sub each hereby agrees that, while it is in possession of such material non-public information, it shall not purchase or sell any securities of SPAC, communicate such information to any third party, take any other action with respect to SPAC in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

8.10 Notification of Certain Matters. During the Interim Period, each Party shall give prompt notice to the other Parties if such Party or its Affiliates (or, with respect to the Company, the Company Shareholders) (a) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging that the Consent of such third party is required in connection with the Transactions or (b) discovers any fact or circumstance that, or becomes aware of the occurrence of any event the occurrence of which, would cause or would reasonably be expected to cause or result in any of the conditions set forth in ARTICLE X not being satisfied or the satisfaction of those conditions being materially delayed. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Cayman Closing or the Jersey Closing, as applicable, have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

8.11 Regulatory Approvals.

(a) Subject to the terms and conditions of this Agreement, each of SPAC, PubCo and the Company shall use its commercially reasonable efforts, and shall cooperate fully with such other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate the Transactions (including the receipt of all applicable Consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the Transactions, including using its commercially reasonable efforts to (i) prepare and promptly file all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtain all Permits, Consents, approvals, authorizations, registrations, waivers, qualifications and orders of, and the expiration or termination of waiting periods by, Governmental Authorities to satisfy the consummation of the Transactions and to fulfill the conditions to the Mergers and the Cayman Closing and the Jersey Closing and (iii) execute and deliver any additional instruments necessary to consummate the Transactions. Nothing in this Agreement, including this Section 8.11, obligates SPAC, PubCo, or any of their respective Affiliates to proffer, negotiate, agree to, or effect, whether temporarily, indefinitely, or permanently (i) the divestiture, license, sale, holding separate, or other disposition of any assets, properties, entities, businesses or operations, or (ii) the imposition of any conditions, burdens, limitations, obligations or other restraints on any assets, properties, entities, businesses or operations.

(b) In furtherance and not in limitation of Section 8.11(a), to the extent required under the HSR Act, or any other Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade, or substantial lessening of competition (collectively, “Antitrust Laws”), each of SPAC, PubCo and the Company agrees to make any required filing or application under Antitrust Laws, as applicable, including preparing and making an appropriate filing pursuant to the HSR Act, with respect to the Transactions, as promptly as practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to Antitrust Laws and to take all other actions reasonably necessary, proper or advisable to cause the granting of approval or consent by the Governmental Authority as soon as practicable. The Company, on the one hand, and SPAC, on the other, shall each be responsible for and pay one-half of the filing fees payable to the Governmental Authorities in connection with the Transactions, including such filing fees payable by an Acquisition Entity. Each of SPAC, PubCo and the Company shall, in connection with its commercially reasonable efforts to obtain all requisite approvals and authorizations for the Transactions under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other of such Parties or their respective Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person, (ii) keep such other Parties reasonably informed of any material communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any material communication received or given in connection with any proceeding by a private Person, in each case regarding any of the Transactions, (iii) permit a Representative of such other Parties and their respective outside counsel to review any material communication given by it to, and consult with each other in advance of any material meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of such other Parties the opportunity to attend and participate in such meetings and conferences, (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, each attending Party shall keep such Party promptly and reasonably apprised with respect thereto and (v) use commercially reasonable efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Transactions, articulating any regulatory, competitive or national security related argument, and responding to requests or objections made by any Governmental Authority; provided, however, that no Party shall be required to provide information to the extent that (w) any applicable Law requires it or its Affiliates to restrict or prohibit access to such information, (x) in the reasonable judgment of such Party, the information is subject to confidentiality obligations to a third party, (y) in the reasonable judgment of such Party, the information is commercially sensitive and disclosure of such information would have a material impact on the business, results of operations or financial condition of such Party or such information is otherwise confidential information regarding Affiliates or ultimate beneficial owners of such Party, or (z) disclosure of any such information would be likely to jeopardize reasonable confidentiality interests or result in the loss or waiver of the attorney-client, work product or other applicable privilege; and provided, further, that, if the matters described in clauses (w) through (z) above can be addressed by furnishing information subject to redactions or to outside counsel only, such Party shall provide such information to the other Parties in a redacted form or on an outside counsel basis; provided, further, that SPAC shall be permitted to redact information regarding SPAC’s Affiliates and ultimate beneficial owners in any materials furnished to the other Parties hereunder.

(c) If any objections are asserted with respect to the Transactions under any applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the Transactions as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the Transactions, each of SPAC, PubCo and the Company shall use its commercially reasonable efforts to resolve any such objections or Actions so as to timely permit consummation of the Transactions including in order to resolve such objections or Actions which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the Transactions. In the event any Action is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the Transactions, each of SPAC, PubCo and the Company shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Governmental Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions.

(d) Prior to the Jersey Closing and the Cayman Closing, as applicable, each of SPAC, PubCo and the Company shall use its commercially reasonable efforts to obtain any Consents of Governmental Authorities or other third party as may be necessary for the consummation by such Party or its Affiliates of the Transactions or required as a result of the execution or performance of, or consummation of the Transactions, by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such commercially reasonable efforts. With respect to PubCo, during the Interim Period, each of SPAC, PubCo and the Company shall use its commercially reasonable efforts to cause PubCo to qualify as “foreign private issuer” as such term is defined under Exchange Act Rule 3b-4 and to maintain such status through the Jersey Closing.

8.12 Further Assurances. The Parties shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement, the Ancillary Documents and applicable Laws to consummate the Transactions as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings (including any Tax filings).

8.13 Tax Matters.

(a) Tax Treatment. Each of SPAC, PubCo, Cayman Merger Sub, Jersey Merger Sub and the Company shall, and PubCo and the Company shall cause their respective Affiliates to, take such actions to cause the Mergers to qualify, and refrain from taking such actions that could prevent, impair or impede the Mergers from qualifying, for the Intended Tax Treatment. SPAC, PubCo, Cayman Merger Sub, Jersey Merger Sub and the Company hereby agree to file all applicable Tax Returns on a basis consistent with the Intended Tax Treatment, unless otherwise required by a Governmental Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of applicable state, local or non-U.S. Tax Law) or a change in applicable Law after the date of this Agreement.

(b) Tax Cooperation.

(i) Each of SPAC, PubCo, Cayman Merger Sub, Jersey Merger Sub and the Company shall, and PubCo and the Company shall cause their respective Affiliates to, cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of relevant Tax Returns (including any “gain recognition agreements” within the meaning of Treasury Regulations sections 1.367(a)-3(c)(1)(iii)(B) and 1.367-8), the Tax treatment of any aspect of the Transactions or any audit or other Action pertaining to Taxes. Such cooperation shall include the retention and (upon the other Party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any Action pertaining to Taxes, making employees reasonably available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder (to the extent such information or explanation is not publicly or otherwise reasonably available).

(ii) SPAC, PubCo, Cayman Merger Sub, Jersey Merger Sub and the Company shall reasonably cooperate with each other and their respective tax counsel by taking the actions described on Section 8.13 of the Company Disclosure Letter, in each case, prior to the filing of the final Proxy/Registration Statement.

(c) Transfer Taxes. All transfer, documentary, sales, use, real property transfer, stamp, recording, registration and other similar Taxes, fees and costs (including any associated penalties and interest) incurred in connection with this Agreement (“Transfer Taxes”) shall be borne by PubCo. The Party required by Law to do so shall file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and, if required by applicable Law, the other Parties shall, and shall cause their respective Affiliates to, join in the execution of such Tax Returns and other documentation. To the extent applicable Law requires a Person other than PubCo to pay any Transfer Taxes, PubCo shall promptly reimburse such Person for such Transfer Taxes.

(d) Tax Elections. PubCo has elected, or will elect, to be treated as an association taxable as a corporation for U.S. federal income tax purposes effective as of the date of PubCo’s formation.

8.14 Proxy/Registration Statement; Extraordinary General Meeting.

(a) As promptly as practicable after the date of this Agreement, SPAC, the Company and PubCo shall jointly prepare, and PubCo shall file with the SEC a registration statement on Form F-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Proxy/Registration Statement”) in connection with the registration under the Securities Act of the PubCo Ordinary Shares to be issued under this Agreement, which Proxy/Registration Statement will also contain a proxy statement of SPAC (as amended or supplemented, including any prospectus contained therein, the “Proxy Statement”) for the purpose of soliciting proxies or votes from SPAC Shareholders for the matters to be acted upon at the Extraordinary General Meeting and providing SPAC Shareholders an opportunity in accordance with the SPAC Memorandum and the IPO Prospectus to exercise their Redemption Rights. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from SPAC Shareholders to vote, at an extraordinary general meeting of SPAC to be called and held for such purpose (including any adjournment or postponement thereof, the “Extraordinary General Meeting”), in favor of resolutions approving (i) by way of ordinary resolution, the adoption and approval of this Agreement and the other Transactions and, by way of special resolution, the adoption of the Plan of Cayman Merger (including the change of the authorized share capital and adoption of the amended and restated memorandum and articles as per the terms of the Plan of Cayman Merger) and the Cayman Merger by SPAC Shareholders in accordance with the SPAC Memorandum, the Cayman Companies Act and the rules and regulations of the SEC and Nasdaq (including the adoption and approval of any other proposals as are required to implement the foregoing), (ii) the adoption and approval of any other proposals as the SEC may indicate are necessary in its comments to the Proxy/Registration Statement or correspondence related thereto, (iii) such other matters as the Company and SPAC shall hereafter mutually determine to be necessary or appropriate in order to effect the Transactions (the approvals described in foregoing clauses (i) to (iii), collectively, the “Shareholder Approval Matters”) and (iv) the adjournment of the Extraordinary General Meeting, if necessary or desirable in the reasonable determination of SPAC in consultation with PubCo.

(b) SPAC, acting through the SPAC Board (or a committee thereof), shall, subject to Section 8.14(f), (i) make the SPAC Recommendation and include such SPAC Recommendation in the Proxy Statement, (ii) cause the Proxy Statement to be mailed to SPAC Shareholders as of the applicable record date as promptly as practicable following the date upon which the Proxy/Registration Statement becomes effective in accordance with the SPAC Memorandum and (iii) use its commercially reasonable efforts to solicit from its shareholders proxies or votes in favor of the approval of the Shareholder Approval Matters. In connection with the Proxy/Registration Statement, SPAC and PubCo will file with the SEC financial and other information about the Transactions in accordance with applicable Law, the SPAC Memorandum, the Cayman Companies Act and the rules and regulations of the SEC and Nasdaq.

(c) SPAC, the Company and PubCo shall take any and all reasonable and necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Proxy/Registration Statement, the Extraordinary General Meeting and the Redemption Rights. Each of SPAC, PubCo and the Company shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available to the Company, PubCo, SPAC and their respective Representatives in connection with the drafting of the public filings with respect to the Transactions, including the Proxy/Registration Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Proxy/Registration Statement (and other related materials) if and to the extent that such information has become false or misleading in any material respect or as otherwise required by applicable Laws. SPAC, the Company and PubCo shall amend or supplement the Proxy/Registration Statement and PubCo shall file the Proxy/Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to SPAC Shareholders, in each case, as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and the SPAC Memorandum. No filing of, or amendment or supplement to the Proxy/Registration Statement will be made by SPAC, PubCo or the Company without the approval of the other of such Parties (such approval not to be unreasonably withheld, conditioned or delayed).

(d) Each of SPAC, PubCo and the Company shall, as promptly as practicable after receipt thereof, supply each other such Party or Parties with copies of all material written correspondence between it or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, or, if not in writing, a written summary of such material communication, with respect to the Proxy/Registration Statement or the Transactions. No response to any comments from the SEC or its staff relating to the Proxy/Registration Statement or the Transactions will be made by PubCo, the Company or SPAC without the prior consent of such other Parties (such consent not to be unreasonably withheld, conditioned or delayed), and without providing such other Parties a reasonable opportunity to review and comment thereon. Notwithstanding the foregoing, SPAC, the Company and PubCo, with the assistance of the other Parties, shall promptly respond to any SEC comments on the Proxy/Registration Statement and shall otherwise use their commercially reasonable efforts to cause the Proxy/Registration Statement to “clear” comments from the SEC and become effective.

(e) As soon as practicable (and in any event within three (3) Business Days) following the Proxy/Registration Statement “clearing” comments from the SEC and becoming effective, SPAC and PubCo shall distribute the Proxy/Registration Statement to SPAC Shareholders in accordance with the SPAC Memorandum.

(f) Subject to the provisions of this Section 8.14(f), SPAC shall call the Extraordinary General Meeting in accordance with the SPAC Memorandum for a date that is no later than thirty (30) days following the effectiveness of the Proxy/Registration Statement or such other date as agreed between SPAC and Company.

(i) Notwithstanding anything to the contrary contained in this Agreement, the SPAC Board may, at any time prior to, but not after, obtaining the Required Shareholder Approval, change, withdraw, withhold, qualify or modify the SPAC Recommendation (a “Modification in Recommendation”) in response to an Intervening Event (an “Intervening Event Change in Recommendation”) if the SPAC Board determines in good faith, based on the advice of its legal counsel, that the failure to take such action would be a breach of the fiduciary duties of the SPAC Board under applicable Law; provided that: (A) the Company shall have received written notice from SPAC of SPAC’s intention to make an Intervening Event Change in Recommendation at least ten (10) Business Days prior to the taking of such action by SPAC (the “Intervening Event Notice Period”), which notice shall specify the applicable Intervening Event in reasonable detail (including the facts and circumstances providing the basis for the determination by the SPAC Board to effect such Intervening Event Change in Recommendation), (B) during the Intervening Event Notice Period and prior to making an Intervening Event Change in Recommendation, if requested by the Company, SPAC and its Representatives shall have negotiated in good faith with the Company and its Representatives regarding any revisions or adjustments proposed by the Company to the terms and conditions of this Agreement as would enable the SPAC Board to proceed with its recommendation of this Agreement and the Transactions and not make such Intervening Event Change in Recommendation, (C) the SPAC and its Representatives shall have provided to the Company and its Representatives all applicable information with respect to such Intervening Event reasonably requested by the Company to permit the Company to propose revisions to the terms of this Agreement and (D) if the Company requested negotiations in accordance with the foregoing sub-clause (B), the SPAC Board may make an Intervening Event Change in Recommendation only if the SPAC Board, after considering in good faith any revisions or adjustments to the terms and conditions of this Agreement that the Company shall have, prior to the expiration of the ten (10) Business Day period, offered in writing, continues to determine in good faith, based on the advice of legal counsel, that failure to make an Intervening Event Change in Recommendation would be a breach of its fiduciary duties to the SPAC Shareholders under applicable Law. An “Intervening Event” shall mean any event that materially and negatively affects the AIR Companies taken as a whole after the date of this Agreement that was not known and was not reasonably foreseeable to the SPAC Board as of the date of this Agreement (or the consequences or magnitude of which were not reasonably foreseeable to the SPAC Board as of the date of this Agreement), which becomes known to the SPAC Board prior to the Extraordinary General Meeting; provided that (1) an Acquisition Proposal shall not constitute an Intervening Event, and (2) the Company’s meeting, failing to meet or exceeding projections shall not be taken into account for purposes of determining whether an Intervening Event has occurred (it being acknowledged, however, that any underlying cause thereof may be taken into account for purposes of determining whether an Intervening Event has occurred). For the avoidance of doubt, an Intervening Event Change in Recommendation shall constitute a Modification in Recommendation.

(ii) Notwithstanding anything to the contrary contained in this Agreement, during an Intervening Event Notice Period, the obligations of SPAC or the SPAC Board to make filings with the SEC with respect to the proposals contemplated herein, to give notice for or to convene a meeting, or to make a recommendation, shall be tolled to the extent reasonably necessary until such time as SPAC has filed an update to the Proxy/Registration Statement with the SEC (which SPAC shall file as promptly as practicable after the Intervening Event Change in Recommendation), provided that the Company and PubCo shall have a reasonable opportunity to review and comment on any such update prior to filing, and SPAC shall consider in good faith any comments provided by the Company and PubCo. In the event a filing and/or notice for a general meeting was made prior to the Intervening Event Notice Period, SPAC shall be permitted to adjourn or postpone such general meeting and to amend such filing as necessary in order to provide sufficient time for the SPAC Shareholders to consider any revised recommendation.

(iii) To the fullest extent permitted by applicable Law, (A) SPAC’s obligations to establish a record date for, duly call, give notice of, convene and hold the Extraordinary General Meeting shall not be affected by any Modification in Recommendation, (B) SPAC agrees to establish a record date for, duly call, give notice of, convene and hold the Extraordinary General Meeting and submit the Shareholder Approval Matters for approval by the SPAC Shareholders and (C) SPAC agrees that if the Required Shareholder Approval shall not have been obtained at any such Extraordinary General Meeting, then SPAC shall promptly continue to take all such reasonably necessary actions, including the actions required by this Section 8.14, and hold additional Extraordinary General Meetings in order to obtain the Required Shareholder Approval. SPAC may adjourn or postpone the Extraordinary General Meeting (including, for the avoidance of doubt on the date for which the Extraordinary General Meeting is scheduled) (x) to solicit additional proxies for the purpose of obtaining the Required Shareholder Approval, (y) for the absence of a quorum and/or (z) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that SPAC has determined in good faith after consultation with legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the SPAC Shareholders prior to the Extraordinary General Meeting.

(g) SPAC and PubCo shall comply with all applicable Laws, any applicable rules and regulations of Nasdaq, the SPAC Memorandum and this Agreement in the preparation, filing and distribution of the Proxy/Registration Statement, any solicitation of proxies thereunder, the calling and holding of the Extraordinary General Meeting and the Redemption Rights.

(h) The Company and Jersey Merger Sub shall promptly comply with all of the requirements of Part 18B of the Jersey Companies Law in order to facilitate the completion of the Jersey Merger.

8.15 Public Announcements.

(a) The Parties agree that, during the Interim Period, no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the Transactions shall be issued by any Party or any of their Affiliates without the prior written consent (not be unreasonably withheld, conditioned or delayed) of SPAC, PubCo and the Company, except as such release, filing or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Parties reasonable time to have the opportunity to comment on, and arrange for any required filing with respect to, such release, filing or announcement in advance of such issuance; provided that nothing shall prevent the Parties from issuing any press releases or making any public announcements about the Transactions containing information that has already been made public by the Parties.

(b) SPAC and the Company shall mutually agree upon and, as promptly as practicable after the execution of this Agreement, issue a press release announcing the execution of this Agreement (the “Signing Press Release”). SPAC shall timely file a current report on Form 8-K (which, for the avoidance of doubt, may be bifurcated into two separate filings) (jointly and severally, the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which the Company shall have the opportunity to review, comment upon and approve prior to filing. SPAC and the Company shall mutually agree upon and, as promptly as practicable after the Jersey Closing, issue a press release announcing the consummation of the Transactions (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, PubCo shall file a current report on Form 6-K (the “Closing Filing”) with the Closing Press Release and a description of the Transactions as required by Federal Securities Laws which SPAC shall have the opportunity to review, comment upon and approve prior to filing.

(c) Notwithstanding the foregoing, the restrictions set forth in this Section 8.15 shall not apply to any release, statement, announcement, or other disclosure made with respect to (i) a Modification in Recommendation issued or made in compliance with Section 8.14(f); or (ii) any other disclosures issued or made in compliance with Section 8.14(f). Furthermore, nothing contained in this Section 8.15 shall prevent SPAC, PubCo or the Company from furnishing customary or other reasonable information concerning the Transactions to their respective investors and prospective investors that is substantively consistent with public statements previously consented to by the other Parties in accordance with this Section 8.15.

8.16 Confidential Information.

(a) The Company, PubCo, Cayman Merger Sub and Jersey Merger Sub agree that during the Interim Period and, in the event this Agreement is terminated in accordance with ARTICLE XI, for a period of two (2) years after such termination, they shall, and shall cause their respective Affiliates and Representatives to (i) treat and hold in strict confidence any Confidential SPAC Information that is provided to such Person or its Affiliates or Representatives, and will not use for any purpose (except in connection with the consummation of the Transactions, performing their obligations hereunder or thereunder or enforcing their rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Confidential SPAC Information without SPAC’s prior written consent, and (ii) in the event that the Company, PubCo, Cayman Merger Sub, Jersey Merger Sub or any of their respective Affiliates or Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with ARTICLE XI, for a period of two (2) years after such termination, becomes legally compelled to disclose any Confidential SPAC Information, (A) provide SPAC, to the extent legally permitted, with as prompt as practicable written notice of such requirement so that SPAC may seek, at SPAC’s sole expense, a protective Governmental Order or other remedy or waive compliance with this Section 8.16(a), and (B) in the event that such protective Governmental Order or other remedy is not obtained, or SPAC waives compliance with this Section 8.16(a), furnish only that portion of such Confidential SPAC Information which is legally required to be provided as advised by legal counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Confidential SPAC Information. In the event that this Agreement is terminated and the Transactions are not consummated, the Company, PubCo, Cayman Merger Sub and Jersey Merger Sub shall, and shall cause their respective Affiliates and Representatives to, promptly deliver to SPAC or destroy (at the Company’s election) any and all copies (in whatever form or medium) of Confidential SPAC Information and destroy all notes, memoranda,summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Company, PubCo, Cayman Merger Sub and Jersey Merger Sub and their respective Affiliates and Representatives (x) shall be entitled to retain any records required in accordance with such Party’s or such Affiliates and Representative’s (as applicable) bona fide record retention policies and (y) shall not be obligated to delete any Confidential SPAC Information maintained in such Party’s or such Representative’s (as applicable) normal back-up media, including such Confidential SPAC Information that is contained in an archived computer system backup that was made in accordance with its security or disaster recovery procedures. Notwithstanding the foregoing, PubCo and its Representatives shall be permitted to disclose any and all Confidential SPAC Information to the extent required by the Federal Securities Laws.

(b) SPAC hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with ARTICLE XI, for a period of two (2) years after such termination, it shall, and shall cause its Affiliates and Representatives to (i) treat and hold in strict confidence any Confidential Company Information that is provided to such Person or its Affiliates or Representatives, and will not use for any purpose (except in connection with the consummation of the Transactions, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Confidential Company Information without the Company’s prior written consent, and (ii) in the event that SPAC or any of its Affiliates or Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with ARTICLE XI, for a period of two (2) years after such termination, becomes legally compelled to disclose any Confidential Company Information, (A) provide the Company to the extent legally permitted with prompt written notice of such requirement so that the Company may seek, at the Company’s sole expense, a protective Governmental Order or other remedy or waive compliance with this Section 8.16(b), and (B) in the event that such protective Governmental Order or other remedy is not obtained, or the Company waives compliance with this Section 8.16(b), furnish only that portion of such Confidential Company Information which is legally required to be provided as advised by legal counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Confidential Company Information. In the event that this Agreement is terminated and the Transactions are not consummated, SPAC shall, and shall cause its Affiliates or Representatives to, promptly deliver to the Company or destroy (at SPAC’s election) any and all copies (in whatever form or medium) of Confidential Company Information and destroy all notes, memoranda,summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that SPAC and its Affiliates and Representatives (x) shall be entitled to retain any records required in accordance with SPAC’s or such Affiliates and Representative’s (as applicable) bona fide record retention policies and (y) shall not be obligated to delete any Confidential Company Information maintained in such SPAC’s or such Representative’s (as applicable) normal back-up media, including such Confidential Company Information that is contained in an archived computer system backup that was made in accordance with its security or disaster recovery procedures. Notwithstanding the foregoing, (1) SPAC and its Affiliates or Representatives shall be permitted to disclose any and all Confidential Company Information to the extent required by the Federal Securities Laws; and (2) subject to the foregoing clause (1), SPAC shall, and shall cause its Representatives to, treat and hold in strict confidence any Trade Secret of the Company disclosed to such Person until such information ceases to be a Trade Secret.

8.17 Post-Closing Board of Directors and Officers of PubCo. With effect from the Jersey Closing, each Party shall take all necessary action so that the board of directors of PubCo is initially comprised of, and the officers of PubCo shall initially be, the individuals designated by the Company (subject to applicable listing requirements) prior to the Cayman Closing (or such earlier time as may be required for inclusion in the Proxy/Registration Statement).

8.18 Indemnification of Directors and Officers; Tail Insurance.

(a) The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of each AIR Company, PubCo, and SPAC and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of the applicable Party (the “D&O Indemnified Persons”) as provided in the Governing Documents of each AIR Company, PubCo and SPAC or under any indemnification, employment or other similar agreements between any D&O Indemnified Person, on the one hand, and any AIR Company, PubCo or SPAC, on the other hand, in each case, as in effect on the date of this Agreement, shall survive the Cayman Closing and the Jersey Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Cayman Effective Time and the Jersey Effective Time, PubCo shall cause the Governing Documents of each AIR Company, PubCo and each of the Surviving Companies to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Governing Documents of the applicable Party to the extent permitted by applicable Law. The provisions of this Section 8.18 shall survive the Cayman Closing and the Jersey Closing and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and Representatives.

(b) For the benefit of SPAC’s directors and officers, SPAC shall be permitted, prior to the Cayman Effective Time, to obtain the premium for a “tail” insurance policy (at an aggregate cost that is borne and shall be fully paid by PubCo pursuant to Section 8.19(c) of no higher than the amount specified in Section 8.18(b) of the SPAC Disclosure Letter) that provides coverage for up to a six-year period from and after the Cayman Effective Time for events occurring prior to the Cayman Effective Time (the “SPAC D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than SPAC’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. If obtained, PubCo and the Surviving Cayman Company shall, for a period of six years after the Cayman Effective Time, maintain the SPAC D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder, and PubCo and the Surviving Cayman Company shall timely pay or cause to be paid all premiums with respect to the SPAC D&O Tail Insurance.

(c) For the benefit of the Company’s directors and officers, the Company shall be permitted, prior to the Jersey Effective Time, to obtain and fully pay the premium for a “tail” insurance policy (at an aggregate cost that is borne by PubCo of no higher than the amount specified in Section 8.18(c) of the Company Disclosure Letter) that provides coverage for up to a six-year period from and after the Jersey Effective Time for events occurring prior to the Jersey Effective Time (the “Company D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Company’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. If obtained, PubCo and the Company shall, for a period of six years after the Jersey Effective Time, maintain the Company D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder, and PubCo and the Company shall timely pay or cause to be paid all premiums with respect to the Company D&O Tail Insurance.

8.19 Transaction Expenses; Trust Account Proceeds.

(a) No later than five (5) Business Days prior to the Cayman Closing, SPAC shall deliver to the Company a statement setting forth SPAC’s good faith estimate of (i) the aggregate amount of cash proceeds that will be required to satisfy any exercise of Redemption Rights (provided, that this estimate shall not in any event be required prior to the first Business Day after the deadline for the exercise of Redemption Rights), (ii) the amount of SPAC’s cash on hand, including in the Trust Account, as of the Cayman Closing, (iii) the total amount drawn under the SPAC Loans; (iv) the amount of unpaid SPAC Transaction Expenses as of the Cayman Closing and (v) the number of SPAC Shares to be outstanding as of immediately prior to the Cayman Effective Time. Following its delivery, SPAC shall reasonably cooperate with and provide the Company and its Representatives all information reasonably requested by the Company or any of its Representatives related to such statement. No later than to (2) Business Days prior to the Cayman Closing, SPAC shall deliver to the Company the final statement setting forth SPAC’s good faith calculation of: (A) the aggregate amount of cash proceeds that will be required to satisfy any exercise of Redemption Rights, (B) the amount of SPAC’s cash on hand, including in the Trust Account, as of the Cayman Closing, (C) the total amount drawn under the SPAC Loans, (D) the amount of unpaid SPAC Transaction Expenses as of the Cayman Closing and (E) the number of SPAC Shares to be outstanding as of immediately prior to the Cayman Effective Time.

(b) No later than five (5) Business Days prior to the Jersey Closing, the Company shall deliver to SPAC a statement setting forth the Company’s good faith estimate of (i) the amount of unpaid Company Transaction Expenses as of the Jersey Closing, (ii) the number of Fully-Diluted Company Shares, (iii) the Equity Value, (iv) the Company Exchange Ratio, (v) the Company Earnout Exchange Ratio and (vi) the aggregate consideration payable to each Company Shareholder on an individual basis pursuant to Section 3.1(b) and Section 3.2, including, in each case of clauses (i) through (vi), the underlying calculations with respect to the individual components thereof. Following its delivery, the Company shall reasonably cooperate with and provide SPAC and its Representatives all information reasonably requested by SPAC or any of its Representatives related to such statement. No later than two (2) Business Days prior to the Jersey Closing, the Company shall deliver to SPAC a statement setting forth the Company’s good faith final calculation of (A) the amount of unpaid Company Transaction Expenses as of the Jersey Closing, (B) the number of Fully-Diluted Company Shares, (C) the Equity Value, (D) the Company Exchange Ratio, (E) the Company Earnout Exchange Ratio and (F) the aggregate consideration payable to each Company Shareholder on an individual basis pursuant to Section 3.1(b) and Section 3.2, including, in each case of clauses (A) through (F), the underlying calculations with respect to the individual components thereof.

(c) The Parties agree that, simultaneously with or as promptly as practicable after the Cayman Closing, the funds held by the Surviving Cayman Company either in or outside of the Trust Account, after taking into account payments by SPAC for the Redemption Rights and any proceeds received by PubCo or SPAC from any PIPE Investments, shall be used to pay (i) first, the accrued SPAC Transaction Expenses, including SPAC’s business combination marketing fee, all costs, fees and expenses related to the SPAC D&O Tail Insurance and any legal fees, without double-counting with any accrued SPAC Transaction Expenses that have already been paid prior to the Cayman Closing and (ii) second, any loans owed by SPAC to Sponsor for SPAC Transaction Expenses and other costs and expenses incurred by or on behalf of SPAC. Such amounts, as well as any fees, costs and expenses that are required or permitted to be paid by the issuance of PubCo Ordinary Shares or SPAC Shares prior to the Cayman Effective Time, will be paid or issued, as applicable, at the Jersey Closing. Any remaining cash will be used first to satisfy any unpaid Company Transaction Expenses at the Jersey Closing and second for working capital and general corporate purposes of the AIR Companies, or for any other use as directed by PubCo.

8.20 A&R Registration Rights Agreement. By no later than the Cayman Closing Date, Sponsor, SPAC and PubCo shall enter into an amended and restated registration rights agreement, which will amend and restate the registration rights agreement, dated as of June 25, 2025, between SPAC and Sponsor, add PubCo as a party and cover the resale of PubCo Ordinary Shares held by Sponsor, in substantially the form attached as Exhibit D hereto (the “A&R Registration Rights Agreement”), effective as of the Cayman Closing.

8.21 PubCo Equity Incentive Plan. Prior to the Cayman Closing Date, PubCo shall approve and adopt an omnibus incentive equity plan (in a customary form including market terms reasonably acceptable to the Company), to be mutually agreed upon between SPAC and the Company (the “PubCo Equity Incentive Plan”), to be effective immediately prior to the Cayman Effective Time. The PubCo Equity Incentive Plan shall provide for the grant of equity and equity-based awards to employees or other individual service providers who constitute “employees” of PubCo for purposes of Form S-8 and shall have an initial share reserve equal to 10% of the aggregate number of shares of PubCo outstanding immediately following the Jersey Closing on a fully diluted, as-converted basis, with an annual evergreen increase over ten years of up to 3% of the aggregate number of shares of PubCo outstanding as on a fully diluted, as-converted basis of the last day of each applicable immediately preceding fiscal year.

8.22 PIPE Investment. Notwithstanding anything to the contrary contained herein, during the Interim Period, SPAC and PubCo, with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), may, but shall not be required to, enter into and consummate subscription agreements with investors relating to an equity or convertible debt investment in SPAC or PubCo, to purchase shares or convertible debt of SPAC or PubCo in connection with a private placement and/or enter into non-redemption, backstop or other alternative financing arrangements with potential investors (a “PIPE Investment”). If either SPAC or the Company elects to seek a PIPE Investment to which the Company has consented, (a) the Parties shall take the actions set forth on Section 8.22 of the Company Disclosure Letter; and (b) the other Party shall, and shall cause its Representatives to, use their respective commercially reasonable efforts to cooperate with each other and their respective Representatives in connection with such PIPE Investment and to cause such PIPE Investment to occur (including having their senior management participate in any investor meetings and roadshows as reasonably requested).

8.23 Litigation.

(a) In the event that any Action related to this Agreement or the Transactions is brought, or, to the Knowledge of SPAC, threatened, against SPAC or the SPAC Board by any of the SPAC Shareholders prior to the Cayman Closing, SPAC shall, as promptly as practicable, notify the Company of any such Action and keep the Company reasonably informed with respect to the status thereof. SPAC shall provide the Company the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such Action, shall give due consideration to the Company’s advice with respect to such Action and shall not settle or agree to settle any such Action without the prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed.

(b) In the event that any Action related to this Agreement or the Transactions is brought, or, to the Knowledge of PubCo or the Company, threatened, against PubCo or its board of directors, the Company or the Company Board by any of the Company Shareholders prior to the Jersey Closing, PubCo or the Company shall, as promptly as practicable, notify SPAC of any such Action and keep SPAC reasonably informed with respect to the status thereof. The Company shall provide SPAC the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such Action, shall give due consideration to SPAC’s advice with respect to such Action and shall not settle or agree to settle any such Action without the prior written consent of SPAC, such consent not to be unreasonably withheld, conditioned or delayed.

8.24 No Solicitation.

(a) Company Non-Solicitation. From the date of this Agreement until the earlier of the Jersey Effective Time and the termination of this Agreement in accordance with Section 11.1, (i) the Company shall, and shall cause the AIR Companies, PubCo and each Merger Sub and its and their respective officers and directors to, immediately cease, and shall instruct and cause its and their respective other Representatives to immediately cease, all existing discussions, negotiations and communications with any Persons with respect to any Company Acquisition Proposal or Alternative Transaction, (ii) the Company shall not, and shall cause the AIR Companies, PubCo, and each Merger Sub and its and their respective officers and directors not to, and shall instruct and cause its other respective Representatives not to, directly or indirectly, (1) initiate, seek, solicit, knowingly facilitate or knowingly encourage (including by way of furnishing any nonpublic information), whether publicly or otherwise, any inquiries with respect to, or the making, or submission of, a Company Acquisition Proposal or Alternative Transaction, (2) enter into or engage in any negotiations or discussions with, or provide any nonpublic information to, or afford access to the business, properties, assets, books or records of any of the AIR Companies or the Acquisition Entities to, any Person (other than SPAC or any of its Representatives) relating to or for the purpose of encouraging or facilitating any Company Acquisition Proposal or Alternative Transaction (other than to state that the terms of this Agreement prohibit such discussions), (3) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity interests of any AIR Company or any Acquisition Entity, (4) approve, endorse, recommend, execute or enter into any agreement in principle, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract relating to any Company Acquisition Proposal or Alternative Transaction, or any proposal or offer that could reasonably be expected to lead to a Company Acquisition Proposal or Alternative Transaction, or (5) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives to take any such action, (iii) each AIR Company and Acquisition Entity shall not provide any third party and shall on the date of this Agreement, terminate access of any third party who has made or indicated an interest in making a Company Acquisition Proposal or Alternative Transaction to any data room (virtual or actual) containing any nonpublic information of any AIR Company or any Acquisition Entity and (iv) within two (2) Business Days of the date of this Agreement, the Company shall demand the return or destruction of all confidential, non-public information and materials that have been provided to third parties that have entered into confidentiality agreements relating to a possible Company Acquisition Proposal or Alternative Transaction with any AIR Company or Acquisition Entity.

(b) SPAC Non-Solicitation. From the date of this Agreement until the earlier of the Cayman Effective Time and the termination of this Agreement in accordance with Section 11.1, (i) SPAC shall, and shall cause its officers and directors to, immediately cease, and shall instruct and cause its other Representatives to immediately cease, all existing discussions, negotiations and communications with any Persons with respect to a SPAC Acquisition Proposal or Alternative Transaction, and (ii) SPAC shall not, and shall cause its officers and directors not to, and shall instruct and cause its other Representatives not to, directly or indirectly, (1) initiate, seek, solicit, knowingly facilitate or knowingly encourage (including by way of furnishing any nonpublic information), whether publicly or otherwise, any inquiries with respect to, or the making, or submission of a SPAC Acquisition Proposal or Alternative Transaction, (2) enter into or engage in any negotiations or discussions with, or provide any nonpublic information to, or afford access to the business, properties, assets, books or records of SPAC to, any Person (other than the AIR Companies, the Acquisition Entities, or any of their respective Representatives) relating to or for the purpose of encouraging or facilitating any SPAC Acquisition Proposal or Alternative Transaction (other than to state that the terms of this Agreement prohibit such discussion), (3) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of SPAC, (4) approve, endorse, recommend, execute or enter into any agreement in principle, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract relating to any SPAC Acquisition Proposal or Alternative Transaction or any proposal or offer that could reasonably be expected to lead to a SPAC Acquisition Proposal or Alternative Transaction, or (5) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives to take any such action. Notwithstanding anything to the contrary contained herein, nothing in this Agreement (including this Section 8.24(b)) shall limit or restrict the ability of any Representative of SPAC to take any action or engage in any activity in respect of, or on behalf of, any Person (including any current or future special purpose acquisition company) other than SPAC.

8.25 Notice to Creditors

(a) Company Notice to Creditors. The Company shall give notice to all of its Creditors in accordance with Article 127FC(1) of the Jersey Companies Law and publish the contents of the notice in accordance with Article 127FC(5) of the Jersey Companies Law, as soon as reasonably practicable following the date of this Agreement.

(b) Jersey Merger Sub Notice to Creditors. Jersey Merger Sub shall give notice to all of its Creditors in accordance with Article 127FC(1) of the Jersey Companies Law and publish the contents of the notice in accordance with Article 127FC(5) of the Jersey Companies Law, as soon as reasonably practicable following the date of this Agreement.

8.26 Round Lot Holders. The Parties shall use their respective commercially reasonable efforts to satisfy the round lot holder requirement; provided, however, that failure to meet such requirement, despite a Party’s commercially reasonable efforts, shall not constitute a breach of this Agreement by that Party or otherwise give rise to any liability of that Party.

8.27 Shareholder Support Agreement. Following the date of this Agreement, the Company shall use its reasonable best efforts to obtain executed Shareholder Support Agreements from the Key Company Shareholders who did not enter in a Shareholder Support Agreement concurrently with the execution of this Agreement.

8.28 Efforts to Consummate. Without limiting any covenant contained in this ARTICLE VIII, (a) the Company and PubCo shall, and shall cause their respective Subsidiaries (including the Cayman Merger Sub and the Jersey Merger Sub) to use commercially reasonable efforts to take such other action as may be reasonably necessary or as another Party may reasonably request to satisfy the conditions of ARTICLE X or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable, including with respect to the treatment of the existing Indebtedness as set forth and more particularly described in Section 8.28 of the Company Disclosure Letter.

ARTICLE IX.
SURVIVAL

9.1 Survival. None of the representations, warranties, covenants, obligations or other agreements in this Agreement, any Ancillary Document or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Cayman Closing (with respect to SPAC and the Cayman Merger Sub) or the Jersey Closing (with respect to the Company, PubCo and Jersey Merger Sub), and all such representations, warranties, covenants, obligations or other agreements shall terminate and expire upon the occurrence of the Cayman Closing or the Jersey Closing, as applicable (and there shall be no liability after the Cayman Closing or the Jersey Closing, as applicable, in respect thereof), except for (a) those covenants, obligations and agreements contained herein or therein that by their terms expressly apply in whole or in part after the Cayman Closing or the Jersey Closing, as applicable, and then only with respect to any breaches occurring after the Cayman Closing or the Jersey Closing, as applicable, (b) ARTICLE XIII and any corresponding definitions set forth in ARTICLE I and (c) Fraud Claims.

ARTICLE X.
CONDITIONS TO OBLIGATIONS OF THE PARTIES

10.1 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Transactions shall in all respects be subject to the satisfaction or written waiver (where permissible) by the Company and SPAC of the following conditions:

(a) Company Closing Approval. The Special Written Resolution shall remain in full force and effect (the “Company Closing Approval”).

(b) No Outstanding Company Shareholder Objections. The date as set out in Article 127FJ(3)(a) of the Jersey Companies Law shall have passed (if applicable).

(c) Required Shareholder Approval. The Shareholder Approval Matters shall have been submitted to the vote of SPAC Shareholders at the Extraordinary General Meeting in accordance with the Proxy Statement and shall have been approved and adopted by the requisite vote of SPAC Shareholders at the Extraordinary General Meeting in accordance with the Proxy Statement, the SPAC Memorandum and the applicable provisions of the Cayman Companies Act and Nasdaq (the “Required Shareholder Approval”).

(d) No Outstanding Creditor Objections. Each applicable date as set out in Article 127FJ(3)(c) of the Jersey Companies Law having passed in respect of: (i) the Company’s notification and publication obligations described in Section 8.25(a); and (ii) the Jersey Merger Sub’s notification and publication obligations described in Section 8.25(b).

(e) No Law or Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Governmental Order that is then in effect and which has the effect of making the Transactions illegal or otherwise prohibiting consummation of the Transactions (a “Legal Restraint”).

(f) Antitrust Clearance. All filings notifications, and reports required to be filed with any Governmental Authority under any Antitrust Law for the consummation of the Transactions shall have been filed; all consents, authorizations, Permits, clearances, actions or non-actions required from any Governmental Authority under any Antitrust Law for the consummation of the Transactions shall have been issued or obtained; and all waiting periods applicable to the Transactions under any Antitrust Law (including all extensions thereof) shall have expired or been terminated (collectively, the “Regulatory Approvals”).

(g) Listing. The PubCo Ordinary Shares (including those to be issued pursuant to this Agreement and the Ancillary Documents (including the Earnout Shares)) shall have been approved for listing on the Nasdaq, subject only to official notice of issuance thereof.

(h) Proxy/Registration Statement. The Proxy/Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC which remains in effect with respect to the Proxy/Registration Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and not withdrawn.

(i) Amended and Restated Governing Documents. The memorandum of association and articles of association of PubCo shall have been amended and restated in their entirety in such form as is agreed in writing between SPAC and the Company (each acting reasonably and in good faith) as soon as reasonably practicable following the date of this Agreement and in any event without delaying the effectiveness of the Proxy/Registration Statement to be effective as provided in Section 2.6(a) (the “A&R PubCo Charter”).

10.2 Conditions to Obligations of PubCo and the Company. In addition to the conditions specified in Section 10.1, the obligations of PubCo and the Company to consummate the Transactions are subject to the satisfaction or written waiver (by the Company, where permissible) of the following conditions:

(a) Representations and Warranties.

(i) All of the SPAC Fundamental Warranties shall be true and correct (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect or similar) in all material respects on and as of the date of this Agreement and the Cayman Closing Date as if made on the Cayman Closing Date, except for those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been so true and correct as of such date).

(ii) The representation and warranty contained in Section 5.7(b) shall be true and correct in all respects on and as of the date of this Agreement and the Cayman Closing Date as if made on the Cayman Closing Date.

(iii) All of the other representations and warranties of SPAC set forth in this Agreement and in any certificate delivered by or on behalf of SPAC pursuant hereto (other than the SPAC Fundamental Warranties and the representations and warranties set forth in Section 5.7(b)) shall be true and correct on and as of the date of this Agreement and the Cayman Closing Date as if made on the Cayman Closing Date, except for (A) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been true and correct as of such date, subject to clause (B) of this Section 10.2(a)(iii)) and (B) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or SPAC Material Adverse Effect or similar), individually or in the aggregate, have not had and would not reasonably be expected to have a SPAC Material Adverse Effect.

(b) Agreements and Covenants. SPAC shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Cayman Closing Date.

(c) Officer Certificate. SPAC shall have delivered to the Company a certificate, dated as of the Cayman Closing Date, signed by an officer of each of SPAC certifying as to the satisfaction of the conditions specified in Section 10.2(a) and Section 10.2(b).

(d) CF&Co. M&A Engagement Letter. The CF&Co. M&A Engagement Letter shall remain in full force and effect.

(e) Ancillary Documents. A counterpart to the Ancillary Documents required to be executed by SPAC at or prior to the Cayman Closing Date or the Cayman Closing shall have been executed and delivered to the Company.

10.3 Conditions to Obligations of SPAC. In addition to the conditions specified in Section 10.1, the obligations of SPAC to consummate the Transactions are subject to the satisfaction or written waiver (by SPAC where permissible) of the following conditions:

(a) Representations and Warranties.

(i) All of the Company Fundamental Warranties and the Acquisition Entity Fundamental Warranties shall be true and correct (without giving effect to any qualifications or limitations as to materiality or Company Material Adverse Effect or similar) in all material respects on and as of the date of this Agreement and the Cayman Closing Date as if made on the Cayman Closing Date and will be so true and correct on and as of the Jersey Closing Date as if made on the Jersey Closing Date, except for those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been so true and correct as of such date).

(ii) The representations and warranties set forth in each of Section 6.7 and Section 7.8(a) shall be true and correct in all respects on and as of the date of this Agreement and the Cayman Closing Date as if made on the Cayman Closing Date and will be so true and correct on and as of the Jersey Closing Date as if made on the Jersey Closing Date.

(iii) The representations and warranties set forth in each of Section 7.26 and Section 7.27 shall be true and correct in all respects on and as of the date of this Agreement and the Cayman Closing Date as if made on the Cayman Closing Date and will be so true and correct on and as of the Jersey Closing Date as if made on the Jersey Closing Date, except for, in each case, such failures to be true and correct as has not been, and would not reasonably be expected to be, material, individually or in the aggregate, to the AIR Companies, taken as a whole.

(iv) All of the other representations and warranties of the Company and the Acquisition Entities set forth in this Agreement and in any certificate delivered by or on behalf of the Company or the Acquisition Entities pursuant hereto (other than the Company Fundamental Warranties, the Acquisition Entity Fundamental Warranties, and the representations and warranties set forth in Section 6.7, Section 7.8(a), Section 7.26 and Section 7.27) shall be true and correct on and as of the date of this Agreement and the Cayman Closing Date as if made on the Cayman Closing Date and will be so true and correct on and as of the Jersey Closing Date as if made on the Jersey Closing Date, except for (A) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been true and correct as of such date, subject to clause (B) of this Section 10.3(a)(iv)) and (B) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Company Material Adverse Effect or similar), individually or in the aggregate, have not had and would not reasonably be expected to have (x) a Company Material Adverse Effect or (y) a material adverse effect on any Acquisition Entity’s ability to consummate the Transactions or perform their obligations under this Agreement or the Ancillary Documents to which they are party, as applicable.

(b) Agreements and Covenants. The Company and each of the Acquisition Entities shall have performed in all material respects all of their respective obligations and complied in all material respects with all of their respective agreements and covenants under this Agreement to be performed or complied with by them on or prior to the Cayman Closing Date or the Jersey Closing Date, as applicable.

(c) Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any Company Material Adverse Effect or any Event that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d) Officer Certificate. The Company and PubCo shall have each delivered to SPAC a certificate, dated as of the Cayman Closing Date, signed by an executive officer or director of the Company or PubCo, as applicable, certifying as to the satisfaction of the conditions specified in Section 10.3(a), Section 10.3(b) and Section 10.3(c).

(e) Debt Consent Letter. The Consents, amendments and confirmations set forth on Section 10.3(e) of the Company Disclosure Letter shall be in full force and effect.

(f) Ancillary Documents. A counterpart to the Ancillary Documents required to be executed by the Company, PubCo, Cayman Merger Sub and Jersey Merger Sub at or prior to the Cayman Closing Date or the Jersey Closing shall have been executed and delivered to SPAC.

10.4 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this ARTICLE X to be satisfied if such failure was caused by the failure of such Party or its Affiliates (or with respect to the Company, any AIR Company or PubCo) to comply with or perform any of its covenants or obligations set forth in this Agreement.

ARTICLE XI.
TERMINATION AND EXPENSES

11.1 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Cayman Closing Date, notwithstanding receipt of any requisite approval and adoption of this Agreement and the Transactions by the shareholders of any Party, as follows:

(a) by mutual written consent of SPAC and the Company;

(b) by written notice by either SPAC or the Company to the other if any of the conditions set forth in ARTICLE X have not been satisfied or waived by the date falling nine (9) months from the date of this Agreement (such date or such later date, if any, as is provided in the last proviso to this Section 11.1(b), the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 11.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates (including, with respect to the Company, PubCo, Cayman Merger Sub or Jersey Merger Sub) of any representation, warranty, covenant or obligation under this Agreement was the principal cause of the failure of a condition set forth in ARTICLE X on or before the Outside Date; provided, further, that in the event the financial statements set forth in Section 8.6 shall not have been delivered to SPAC in accordance with the applicable deadlines and other terms set forth in Section 8.6, then, by written notice to the Company, SPAC may in its sole discretion extend the Outside Date on one or more occasions by the number of days from the date of such deadline to the date such financial statements are finally delivered to SPAC in accordance with Section 8.6, in which case the Outside Date shall be deemed for all purposes to be the latest of such dates;

(c) by written notice by either SPAC or the Company to the other if a Legal Restraint has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 11.1(c) shall not be available to a Party if the failure by such Party or its Affiliates (including, with respect to the Company, PubCo, Cayman Merger Sub or Jersey Merger Sub) to comply with any provision of this Agreement was the principal cause of such Legal Restraint;

(d) by written notice by the Company to SPAC if (i) there has been a breach by SPAC of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of SPAC shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 10.2(a) or Section 10.2(b) to be satisfied (treating the Cayman Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach (or if the breach is curable, the date by which such breach is required to be cured in the succeeding clause (ii))), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) thirty (30) days after written notice of such breach or inaccuracy is provided to SPAC by the Company or (B) the Outside Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 11.1(d) if at such time SPAC would be entitled to terminate this Agreement pursuant to Section 11.1(e);

(e) by written notice by SPAC to the Company if (i) there has been a breach by the Company, PubCo, Cayman Merger Sub or Jersey Merger Sub of any of their respective representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of such Parties shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 10.3(a) or Section 10.3(b) to be satisfied (treating the Cayman Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach (or if the breach is curable, the date by which such breach is required to be cured in the succeeding clause (ii))), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) thirty (30) days after written notice of such breach or inaccuracy is provided to the Company by SPAC or (B) the Outside Date; provided that SPAC shall not have the right to terminate this Agreement pursuant to this Section 11.1(e) if at such time the Company would be entitled to terminate this Agreement pursuant to Section 11.1(d);

(f) by written notice by either SPAC or the Company to the other if the Extraordinary General Meeting is held (including any adjournment or postponement thereof) and has concluded, SPAC Shareholders have duly voted, and the Required Shareholder Approval was not obtained; or

(g) by written notice by the Company to SPAC within ten (10) Business Days after there has been a Modification in Recommendation.

11.2 Effect of Termination. If this Agreement is terminated pursuant to Section 11.1, this Agreement shall thereupon become null and void and of no further force and effect and there shall be no Liability on the part of any Party to another Party, except that (a) the provisions of Sections 8.15, 8.16, 11.3, ARTICLE XII, ARTICLE XIII, and this Section 11.2 shall remain in full force and effect; and (b) nothing in this Section 11.2 shall be deemed to (i) release any Party from any Liability for any willful and material breach by such Party of any term of this Agreement prior to the date of termination or pursuant to any Fraud Claim against such Party, (ii) impair the right of any Party to compel specific performance by any other Party of such other Party’s obligations under this Agreement in each case prior to the valid termination of this Agreement or (iii) terminate or otherwise modify the Confidentiality Agreement; provided, further that nothing in this Section 11.2 shall, in any way, limit the waivers against the Trust Account as set forth in Section 12.1.

11.3 Fees and Expenses. Subject to Section 12.1, unless otherwise expressly provided for in this Agreement, all fees, costs and expenses (whether or not invoiced) incurred in connection with entering into this Agreement shall be paid by the Party incurring such fees, costs and expenses. For the avoidance of doubt, (a) if this Agreement is terminated in accordance with its terms, (i) the Company shall pay, or cause to be paid, all unpaid Company Transaction Expenses and (ii) SPAC shall pay, or cause to be paid, all unpaid SPAC Transaction Expenses and (b) if the Jersey Closing occurs, PubCo shall pay, or cause to be paid, any unpaid Company Transaction Expenses and any unpaid SPAC Transaction Expenses.

ARTICLE XII.
WAIVERS AND RELEASES

12.1 Waiver of Claims Against Trust. Each of the Company, PubCo, Cayman Merger Sub and Jersey Merger Sub hereby acknowledges and agrees that SPAC has established the Trust Account containing the proceeds of the IPO, from certain private placements occurring simultaneously with the IPO and from certain loans agreed to be made by Sponsor (including interest accrued from time to time thereon) for the benefit of the holders of the SPAC Class A Ordinary Shares issued and sold in the IPO (the “Public Shareholders”) and that, except as otherwise described in the IPO Prospectus, SPAC may disburse monies from the Trust Account only (a) to the Public Shareholders in the event they elect to redeem their SPAC Class A Ordinary Shares in connection with the consummation of its initial Business Combination or in connection with an amendment to the SPAC Memorandum to extend SPAC’s deadline to consummate a Business Combination, (b) to the Public Shareholders if SPAC fails to consummate a Business Combination within twenty four (24) months after the closing of the IPO, subject to further extension by amendment to the SPAC Memorandum, (c) with respect to any interest earned on the amounts held in the Trust Account, as necessary to pay Taxes, and (d) to SPAC after or concurrently with the consummation of a Business Combination. For and in consideration of SPAC entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company, PubCo, Cayman Merger Sub and Jersey Merger Sub hereby agree on behalf of themselves and their respective Affiliates, notwithstanding anything to the contrary in this Agreement, that none the Company, PubCo, Cayman Merger Sub, Jersey Merger Sub nor any of their respective Affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Trust Account Released Claims”). The Company, PubCo, Cayman Merger Sub and Jersey Merger Sub on behalf of themselves and their respective Affiliates hereby irrevocably waive any Trust Account Released Claims that any such Party or any of its Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements hereunder and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Agreement or any other agreement with SPAC or its Affiliates). The Company, PubCo, Cayman Merger Sub and Jersey Merger Sub each agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by SPAC to induce SPAC to enter in this Agreement, and the Company, PubCo, Cayman Merger Sub and Jersey Merger Sub each further intends and understands such waiver to be valid, binding and enforceable against such Party and each of its Affiliates under applicable Law. To the extent the Company, PubCo, Cayman Merger Sub, Jersey Merger Sub or any of their respective Affiliates commences any Action based upon, in connection with, relating to or arising out of any matter relating to this Agreement or the Transactions, which proceeding seeks, in whole or in part, monetary relief against the Trust Account, each such Party hereby acknowledge and agree that such Party’s and its Affiliates’ sole remedy with respect to monetary relief shall be against funds held outside of the Trust Account (including any funds that have been released from the Trust Account to SPAC or any assets that have been purchased or acquired with any such funds excluding, for the avoidance of doubt, funds released from the Trust Account to the SPAC Shareholders who have exercised their Redemption Rights) and that such claim shall not permit such Party or any of its Affiliates (or any Person claiming on any of their behalves or in lieu of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. Nothing in this Section 12.1 shall amend, limit, alter, change, supersede or otherwise modify the right of the Company, PubCo, Cayman Merger Sub or Jersey Merger Sub to (a) bring any Action or Actions for specific performance, injunctive and/or other equitable relief (including a claim for SPAC to specifically perform its obligations under this Agreement) or (b) bring or seek a claim for damages against SPAC, or any of its successors or assigns, for any breach of this Agreement (but such claim shall not be against the Trust Account or any funds distributed from the Trust Account). This Section 12.1 shall survive termination of this Agreement for any reason.

ARTICLE XIII.
MISCELLANEOUS

13.1 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery (a) in person, (b) by email (without receiving notice of non-receipt or other “bounce-back”), (c) by reputable, nationally recognized overnight courier service or (d) by registered or certified mail, pre-paid and return receipt requested; provided, however, that notice given pursuant to clauses (c) and (d) above shall not be effective unless a duplicate copy of such notice is also given in person or by email (without receiving notice of non-receipt or other “bounce-back”); in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to SPAC at or prior to the Cayman Closing, to:	with a copy (which will not constitute notice) to:
Cantor Equity Partners III, Inc. 110 East 59th Street New York, NY 10022 Attn: Chief Executive Officer Email: CantorEquityPartners@cantor.com	DLA Piper LLP (US) 1251 Avenue of the Americas, 27th New York, NY 10020-1104 Attn: Stephen P. Alicanti Sidney Burke Email:

If to Sponsor at or after the Cayman Closing, to:	with a copy (which will not constitute notice) to:

Cantor EP Holdings III, LLC 110 East 59th Street New York, NY 10022 Attn: Chief Executive Officer Email: CantorEquityPartners@cantor.com	DLA Piper LLP (US) 1251 Avenue of the Americas, 27th New York, NY 10020-1104 Attn: Stephen P. Alicanti Sidney Burke Email:

If to the Company, PubCo, Cayman Merger Sub or Jersey Merger Sub, to:	with a copy (which will not constitute notice) to:
c/o AIR Limited Festival Office Tower Dubai, PO Box 117613 United Arab Emirates Attn: Mary-Ann Orr and Ronan Barry Email:	Latham & Watkins (London) LLP 99 Bishopsgate London, EC2M 3XF, United Kingdom Attn: Jennifer M. Engelhardt Ryan Maierson Email:

13.2 Binding Effect; Assignment. Subject to Section 13.3, this Agreement and all of the provisions hereof shall be binding upon and inure solely to the benefit of the Parties and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise prior to the Cayman Closing without the prior written consent of SPAC, PubCo, and the Company and after the Cayman Closing without the prior written consent of Sponsor. Any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

13.3 Third Parties. Except for (a) the rights of the D&O Indemnified Persons set forth in Section 8.18 (in the event that the Cayman Closing and the Jersey Closing occur), (b) the rights of the Nonparty Affiliates set forth in Section 13.14, and (c) the rights of Sponsor under any provision of this Agreement that confers any right or privilege to Sponsor (including pursuant to Section 13.9, Section 13.10 and Section 13.14), which Persons set forth in clauses (a), (b), and (c) the Parties acknowledge and agree are express third-party beneficiaries of this Agreement, nothing contained in this Agreement or in any instrument or document executed by any Party in connection with the Transactions shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party or thereto or a successor or permitted assign of such a Party.

13.4 Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that State (other than (a) the statutory and fiduciary and other duties of the directors of the SPAC and the directors of Cayman Merger Sub, the effects of the Cayman Merger and the rights set forth in Section 238 of the Cayman Companies Act which shall in each case be governed by the laws of the Cayman Islands and (b) the statutory and fiduciary and other duties of the directors of the Company, PubCo and Jersey Merger Sub and the effects of the Jersey Merger which shall be governed by the Laws of Jersey). All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, however, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in (a) any federal court located in the State of Delaware, or (b) if jurisdiction is not then available in a federal court located in the State of Delaware, the Superior Court of the State of Delaware, and the Parties will endeavor to have such Action assigned to the Delaware Complex Commercial Litigation Division thereof. The Parties hereby (i) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any Party and (ii) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each Party further agrees that notice as provided herein shall constitute sufficient service of process and the Parties further waive any argument that such service is insufficient. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the Transactions, (x) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (y) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (z) that (A) the Action in any such court is brought in an inconvenient forum, (B) the venue of such Action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

13.5 Waiver of Jury Trial. EACH PARTY HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY ANCILLARY DOCUMENT OR THE TRANSACTIONS. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13.5.

13.6 Specific Performance. Each Party acknowledges that the rights of each Party to consummate the Transactions are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction, specific performance or other equitable remedy to prevent or remedy any breach of this Agreement and to seek to enforce specifically the terms and provisions hereof, in each case, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

13.7 Cumulative Remedies. Save as expressly set out in this Agreement, no Party shall be entitled to rescind or terminate this Agreement in any circumstances whatsoever at any time, whether before or after Cayman Closing and Jersey Closing, and each Party waives any rights of rescission or termination it may have. The rights, powers, privileges and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers, privileges or remedies provided by Law except as otherwise expressly provided. Nothing in this Section 13.7 shall have the effect of excluding or limiting any liability for or remedy in respect of a Fraud Claim.

13.8 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

13.9 Amendment. This Agreement may be amended, supplemented or modified (a) prior to the Cayman Closing only by execution of a written instrument signed by each of the Parties and (b) after the Cayman Closing only by execution of a written instrument signed by PubCo and Sponsor.

13.10 Waiver. Each of SPAC, PubCo and the Company, on behalf of itself and its Affiliates, may in its sole discretion (a) extend the time for the performance of any obligation or other act of any other non-affiliated Party, (b) waive any inaccuracy in the representations and warranties by such other non-affiliated Party contained herein or in any document delivered pursuant hereto and (c) waive compliance by such other non-affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by a Party in exercising any right or remedy hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Notwithstanding the foregoing, any waiver of any provision of this Agreement after the Cayman Closing by PubCo or SPAC shall also require the prior written consent of Sponsor.

13.11 Entire Agreement. This Agreement, the Ancillary Documents and the Confidentiality Agreement collectively set out the entire agreement between the Parties in respect of the subject matter contained herein and therein and, save to the extent expressly set out in this Agreement, the Ancillary Document or the Confidentiality Agreement, supersede and extinguish any prior drafts, agreements, undertakings, representations, warranties, promises, assurances and arrangements of any nature whatsoever, whether or not in writing, relating thereto.

13.12 Interpretation.

(a) The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference and shall not in any way affect the meaning or interpretation of this Agreement.

(b) In this Agreement, unless the context otherwise requires: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (ii) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (iii) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP or IFRS, as applicable, based on the accounting principles used by the applicable Person; (iv) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (v) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (vi) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (vii) the term “or” means “and/or” unless clearly indicated otherwise, including, by use of “either”; (viii) any agreement, instrument, insurance policy, Law defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law as from time to time amended, modified or supplemented as of the applicable date or during the applicable period of time, including (in the case of agreements or instruments) by waiver or consent (and in the case of agreements or instruments, in accordance with the term of the agreement or instrument, and in the case of any Ancillary Document, in accordance with the terms of this Agreement) and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (ix) references to statutes shall include all rules and regulations promulgated thereunder; (x) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article,” “Schedule” and “Exhibit” are intended to refer to Sections, Articles, Schedules and Exhibits to this Agreement; (xi) the term “Dollars” or “$” means United States dollars. For purposes of calculating Indebtedness or other terms herein applying currency other than U.S. dollars, such foreign currencies shall be converted into U.S. dollars at the applicable Bloomberg exchange rate as of the time of calculation; and (xii) references to writing shall include any modes of reproducing words in a legible and non-transitory form.

(c) Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person.

(d) Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form.

(e) The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(f) Any disclosure made by a Party in the SPAC Disclosure Letter or the Company Disclosure Letter, as applicable, or any section thereof, with reference to any section of this Agreement or section of the SPAC Disclosure Letter or the Company Disclosure Letter, as applicable, shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of the SPAC Disclosure Letter or the Company Disclosure Letter, as applicable, if it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the SPAC Disclosure Letter or the Company Disclosure Letter, as applicable. Certain information set forth in the SPAC Disclosure Letter or the Company Disclosure Letter, as applicable, is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. Unless expressly contemplated by this Agreement, the disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

(g) To the extent that any Contract, document, certificate or instrument is represented and warranted to by PubCo or the Company to be given, delivered, provided or made available by PubCo or the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to SPAC or its Representatives, such Contract, document, certificate or instrument shall have been posted no later than two (2) Business Days prior to the date of this Agreement to the Project Genesis electronic data room established by the Company on the Sterling Data Rooms platform, and SPAC and its Representatives must have been given access to the electronic folders containing such information at such time.

13.13 Counterparts. This Agreement may be executed and delivered (including by facsimile, email or other electronic transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

13.14 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, the Parties acknowledge and agree that all claims, obligations, liabilities, or causes of action (whether in contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement or the Ancillary Documents, or the negotiation, execution, or performance or non-performance of this Agreement or the Ancillary Documents (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement or the Ancillary Documents), may be made only against (and such representations and warranties are those solely of) the Persons that are expressly identified as Parties hereunder or Persons party to the applicable Ancillary Document (the “Contracting Parties”) except as set forth in this Section 13.14. In no event shall any Contracting Party have any shared or vicarious liability for the actions or omissions of any other Person. No Person who is not a Contracting Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, shareholder, affiliate, agent, financing source, attorney or Representative or assignee of any Contracting Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, shareholder, affiliate, agent, financing source, attorney or Representative or assignee of any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any Liability (whether in contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) for any obligations or Liabilities arising under, out of, in connection with, or related in any manner to this Agreement or the other Ancillary Documents or for any claim based on, in respect of, or by reason of this Agreement or the other Ancillary Documents or their negotiation, execution, performance, or breach; and each Party waives and releases all such Liabilities and Actions against any such Nonparty Affiliates. Notwithstanding anything to the contrary herein, none of the Contracting Parties or any Nonparty Affiliate shall be responsible or liable for any multiple, consequential, indirect, special, statutory, exemplary or punitive damages (in each case, other than in connection with damages awarded in a third-party claim) which may be alleged as a result of this Agreement, the Ancillary Documents or any other agreement referenced herein or therein or the Transactions, or the termination or abandonment of any of the foregoing. The Parties acknowledge and agree that the Nonparty Affiliates are intended third-party beneficiaries of this Section 13.14.

13.15 Post-Closing SPAC Representative.

(a) By execution and delivery of this Agreement, SPAC, on behalf of itself and its successors and assigns, hereby irrevocably appoints Sponsor as its agent, attorney-in-fact and representative, with full power of substitution to act in the name, place and stead of SPAC, to act on behalf of SPAC from and after the Cayman Closing in connection with: (i) terminating, amending or waiving on behalf of SPAC any provision of this Agreement or any Ancillary Document which expressly contemplates that Sponsor will act on behalf of SPAC, (ii) signing on behalf of SPAC any releases or other documents with respect to any dispute or remedy arising under this Agreement or any Ancillary Document which expressly contemplates that Sponsor will act on behalf of SPAC, (iii) employing and obtaining the advice of legal counsel, accountants and other professional advisors as Sponsor, in its reasonable discretion, deems necessary or advisable in the performance of its duties as Sponsor and to rely on their advice and counsel, (iv) incurring and paying reasonable out-of-pocket costs and expenses, including fees of brokers, attorneys and accountants incurred pursuant to the Transactions, and any other reasonable out-of-pocket fees and expenses allocable or in any way relating to such transaction or any post-Cayman Closing consideration adjustment or indemnification claim and (v) otherwise enforcing the rights and obligations of SPAC under this Agreement or any Ancillary Document which expressly contemplates that Sponsor will act on behalf of SPAC, including giving and receiving all notices and communications hereunder or thereunder on behalf of SPAC. All decisions and actions by Sponsor in accordance with this Section 13.15 shall be binding upon SPAC and its successors and assigns, and neither SPAC nor any other Party shall have the right to object, dissent, protest or otherwise contest the same. The provisions of this Section 13.15 are irrevocable and coupled with an interest.

(b) Sponsor shall not be liable for any act done or omitted under this Agreement or any Ancillary Document which expressly contemplates that Sponsor will act on behalf of SPAC as Sponsor while acting in good faith and without willful misconduct or gross negligence, and any act done or omitted pursuant to the advice of legal counsel shall be conclusive evidence of such good faith. SPAC shall indemnify, defend and hold harmless Sponsor from and against any and all Liabilities incurred without gross negligence, bad faith or willful misconduct on the part of Sponsor (in its capacity as such) and arising out of or in connection with the acceptance or administration of Sponsor’s duties under this Agreement or any Ancillary Document which expressly contemplates that Sponsor will act on behalf of SPAC, including the reasonable fees and expenses of any legal counsel retained by Sponsor. In no event shall Sponsor in such capacity be liable hereunder or in connection herewith for any direct, indirect, punitive, special or consequential damages. Sponsor shall be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine, including facsimiles or copies thereof, and no Person shall have any Liability for relying on Sponsor in the foregoing manner. In connection with the performance of its rights and obligations hereunder, Sponsor shall have the right at any time and from time to time to select and engage, at the cost and expense of SPAC, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other out-of-pocket expenses, as Sponsor may deem reasonably necessary or appropriate from time to time. All of the indemnities, immunities, releases and powers granted to Sponsor under this Section 13.15 shall survive the Cayman Closing and continue indefinitely.

13.16 Legal Representation.

(a) The Parties agree that, notwithstanding the fact that DLA Piper LLP (US) (”DLA”) may have, prior to the Cayman Closing, jointly represented SPAC and Sponsor in connection with this Agreement, the Ancillary Documents and the Transactions, and has also represented SPAC, Sponsor and their respective Affiliates in connection with matters other than the transaction that is the subject of this Agreement, DLA will be permitted in the future, after the Cayman Closing, to represent Sponsor or its Affiliates in connection with matters in which such Persons are adverse to PubCo, SPAC or any of their respective Affiliates, including any disputes arising out of, or related to, this Agreement. The Company and PubCo, who are or have the right to be represented by independent counsel in connection with the Transactions, hereby agree, in advance, to waive (and to cause their Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with DLA’s future representation of one or more of Sponsor or its Affiliates in which the interests of such Person are adverse to the interests of PubCo, SPAC, and the Company or any of their respective Affiliates in connection with any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by DLA of Sponsor, SPAC or any of their respective Affiliates. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, Sponsor shall be deemed the client of DLA with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications in any form or format whatsoever between or among any of DLA, SPAC or Sponsor, or any of their respective Representatives that relate in any way to the negotiation, documentation and consummation of the Transactions or, beginning on the date of this Agreement, any dispute arising under this Agreement (collectively, the “SPAC Deal Communications”) shall remain privileged after the Cayman Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to Sponsor, shall be controlled by Sponsor and shall not pass to or be claimed by PubCo, SPAC; provided, further, that nothing contained herein shall be deemed to be a waiver by PubCo, SPAC or any of their respective Affiliates of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party. The Company agrees on behalf of itself and SPAC, PubCo and the AIR Companies after the Cayman Closing, (a) to the extent that SPAC or, after the Cayman Closing, PubCo or the AIR Companies receives or takes physical possession of any SPAC Deal Communications, (i) such physical possession or receipt shall not, in any way, be deemed a waiver by Sponsor or any other Person, of the privileges or protections described in this Section 13.16, and (ii) neither SPAC, PubCo nor the AIR Companies after the Cayman Closing shall assert any claim that Sponsor or any other Person waived the attorney-client privilege, attorney work-product protection or any other right or expectation of client confidence applicable to any such materials or communications, (b) not to access or use the SPAC Deal Communications, including by way of review of any electronic data, communications or other information, or by seeking to have SPAC, PubCo or any AIR Company waive the attorney-client or other privilege, or by otherwise asserting that SPAC, PubCo or the AIR Companies after the Cayman Closing has the right to waive the attorney-client or other privilege and (c) not to seek to obtain the SPAC Deal Communications from DLA so long as such SPAC Deal Communications would be subject to a privilege or protection if they were being requested in a proceeding by an unrelated third party.

(b) The Parties agree that, notwithstanding the fact that Latham & Watkins (London) LLP (“L&W”) may have, prior to the Jersey Closing, represented the Company and PubCo in connection with this Agreement, the Ancillary Documents and the Transactions, and has also represented the Company and its Affiliates in connection with matters other than the transaction that is the subject of this Agreement, L&W will be permitted in the future, after the Jersey Closing, to represent PubCo, the Company or their respective Affiliates in connection with matters in which such Persons are adverse to the Company, the Company Shareholders, PubCo or any of their respective Affiliates, including any disputes arising out of, or related to, this Agreement. The SPAC and PubCo, who are or have the right to be represented by independent counsel in connection with the Transactions, hereby agree, in advance, to waive (and to cause their Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with L&W’s future representation of one or more of PubCo, the Company or its Affiliates in which the interests of such Person are adverse to the interests of one another or the Company Shareholders or any of their respective Affiliates in connection with any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by L&W of the Company or any of its Affiliates. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, the Company shall be deemed the client of L&W with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Jersey Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Company, shall be controlled by the Company and shall not pass to or be claimed by SPAC or the Sponsor; provided further, that nothing contained herein shall be deemed to be a waiver by SPAC, the Sponsor or any of their respective Affiliates of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the following Parties have caused this Business Combination Agreement to be duly executed as of the date first above written.

SPAC:

CANTOR EQUITY PARTNERS III, INC.

By:	/s/ Brandon Lutnick
Name:	Brandon Lutnick
Title:	Chief Executive Officer

[Signature Page to the Business Combination Agreement]

IN WITNESS WHEREOF, the following Parties have caused this Business Combination Agreement to be duly executed as of the date first above written.

Company:

AIR LIMITED

By:	/s/ Tamir Saeed
Name:	Tamir Saeed
Title:	Director

PubCo:

AIR HOLDINGS LIMITED

By:	/s/ Mary-Ann Orr
Name:	Mary-Ann Orr
Title:	Director

Cayman Merger Sub:

GENESIS CAYMAN MERGER SUB LIMITED

By:	/s/ Mary-Ann Orr
Name:	Mary-Ann Orr
Title:	Director

Jersey Merger Sub:

GENESIS JERSEY MERGER SUB LIMITED

By:	/s/ Mary-Ann Orr
Name:	Mary-Ann Orr
Title:	Director

[Signature Page to the Business Combination Agreement]

SCHEDULE 1

Jersey Directors

Part 1

Name	Address

Mary-Ann Orr

Part 2

Name

Khaleel Ibrahim Imran Mamoori

William Nicholas Thorndike Jr

Reinhard Mieck

Walid Tawfiq Shaker Fakhouri

Stuart Damon Brazier

Ian Michael Fearon

Faisal Bari

Karina Kogan

Tamir Saeed

Saatvik Agarwal

Manuel Stotz

Nael Jeremie Richard Karim Kassar

[Schedule 1]

Exhibit A

Sponsor Support Agreement

[Exhibit A]

Exhibit B

Shareholder Support Agreement

[Exhibit B]

Exhibit C

Form of Plan of Cayman Merger

[Exhibit C]

Exhibit D

Form of A&R Registration Rights Agreement

[Exhibit D]

Exhibit E

Form of Surviving Jersey Company Memorandum and Articles of Association

[Exhibit E]